
OMG


11006584


Received SEC
APR 0 1 2011
Washington, DC 20549



a different look

OM GROUP, INC.

2010 Annual Report

a different look

Our annual report highlights many of the new growth opportunities our transformed business model has to offer. For example, the alternative energy market (including the solar panels shown here) has high demand for electronic chemicals and energy storage. Battery technologies and next-generation electronic devices are also significant growth drivers for OM Group. We want you to see where the opportunities are, what we are doing to leverage our unique position, and how our efforts will create new value for you, our shareholders.



ABOUT OM GROUP

OM Group, Inc. (NYSE: OMG) is a leading global solutions provider of specialty chemicals, advanced materials, battery technologies and other unique technologies for meeting increasingly stringent market and application requirements. The Company serves a wide variety of sectors, including energy storage, electronic devices, cutting tools, petrochemical catalysts, electronics manufacturing, industrial coatings, defense, aerospace and medical devices.

The Company's strategy is built on generating sustainable organic growth and utilizing a disciplined acquisition strategy, which accelerates its entry into adjacent, high-growth markets and broadens its global footprint. By maintaining rigorous financial discipline, OM Group is committed to delivering profitable growth, resulting in long-term value creation for shareholders.

For more information, visit the Company's website at **www.omgi.com.**

TABLE OF CONTENTS

financial highlights

for the year ended December 31

(in millions, except per share data)	2010	2009	FAV/(UNFAV)
Net Sales	$ 1,196.6	$ 871.7	$ 324.9
Gross Profit	$ 284.7	$ 165.8	$ 118.9
Operating Profit (Loss)	$ 122.6	$ (1.0)	$ 123.6
Net Income (Loss)	$ 83.4	$ (17.9)	$ 101.3
Diluted Earnings (Loss) per Share	$ 2.73	$ (0.59)	$ 3.32
Cash Flow from Operations	$ 126.6	$ 165.4	$ (38.8)
Total Debt	$ 120.0	—	$ (120.0)
Total Equity	$ 1,276.6	$ 1,176.1	$ 100.5


1,197
872
1,737
1,022
660
618
10 09 08 07 06 05

NET SALES
(in millions of dollars)


123
(1)
178
197
75
25
10 09 08 07 06 05

OPERATING PROFIT (LOSS)
(in millions of dollars)


83
(18)
135
247
216
39
10 09 08 07 06 05

NET INCOME (LOSS)
(in millions of dollars)


Battery Technologies
9%
39%
Specialty Chemicals
52%
Advanced Materials

2010 REVENUE BY SEGMENT


43%
Asia
26%
Americas
31%
Europe

2010 REVENUE BY REGION


JOSEPH SCAMINACE
Chairman and Chief Executive Officer

dear fellow shareholders:

I am pleased to report that 2010 was a very good year for OM Group, with revenue and income from continuing operations markedly improved compared with 2009, and the achievement of a number of important strategic, financial and operational milestones.

During the year, we generated a 37 percent increase in revenues, and income from continuing operations[1] was $82.6 million, or $2.70 per diluted share. It is gratifying to note that all three of our business segments were significant contributors to our results:

- **Advanced Materials** took advantage of higher selling prices and strong end-market demand, particularly in powder metallurgy, to grow net sales by 31 percent to $620.6 million and increase operating profit by 79 percent to $95.6 million.
- **Specialty Chemicals** grew net sales by 15 percent to $462.7 million and generated an operating profit of $59.6 million in 2010. The increases were driven by volume growth primarily as a result of the global economic recovery driving demand for consumer electronics, benefiting our memory disk, printed circuit board and semiconductors end markets.
- For the 11 months it was in operation in 2010, the **Battery Technologies** segment achieved net sales of $113.9 million and operating profit of $5.1 million (note: the segment is comprised of EaglePicher Technologies, acquired on January 29, 2010).

We maintained our financial discipline in the face of surging demand, as demonstrated by the profitability numbers and the fact that we generated $126.6 million of cash from operations. As I'm sure you can appreciate, companies that can self-fund their future growth – the ability to reinvest in the business through capacity expansion, new product development or acquisition of strategic assets – have a distinct competitive advantage, particularly in times of economic rebalancing. You can be sure that we will continue to take full advantage of our competitive leverage.

OM GROUP TODAY

I truly believe that OM Group is a different company today than we were even as recently as 2009, thanks to the successful execution of our business strategy, aimed at moving the business portfolio toward higher-value products serving fast-growing markets. Our meaningful progress toward this goal in 2010 has created sustainable organizational momentum for OM Group as we head into 2011 and beyond.

The expansion of our portable power growth platform is a great example. Our new Battery Technologies segment has excellent access to attractive end markets such as defense, aerospace and medical, in-depth knowledge of battery chemistries and technologies, as well as exposure to emerging markets such as alternative energy storage. We believe its contributions to our 2010 results are just the beginning for this segment as it has become a platform for additional transformational transactions we will continue to seek as we move OM Group forward.

In 2010, we completed the essential components of our restructuring activity in Advanced Organics, including the reduction and realignment of manufacturing assets to better align with the end markets served by this business, namely tire and coatings. In addition to an optimized cost structure, the management team is now better able to focus on developing high-value additives for coatings and composite applications.

This culture of pursuing technologies to meet new and evolving market requirements is permeating all of our product development activity. For example, we expect our electronic chemicals business to benefit from the continued evolution of electronic devices to be smaller, faster and ever more functional, while our battery materials business should benefit from growth in portable electronic devices and the advanced materials needed to power these devices. Due to this focus on new product development, along with the diversity of our product offerings and the broad geographical footprint of our operations, we are well-positioned in many global markets that are growing at rates better than global GDP.

LOOKING AHEAD

By maintaining our financial discipline, we expect to continue to translate our steadily increasing revenues into additional earnings growth and cash flow generation. This will allow us to maintain a healthy balance sheet, which, coupled with growing end markets and a low, variable cost structure, creates a powerful engine of profitable growth for this company.

As we look ahead, we are encouraged by the level of activity we see for mergers and acquisitions, and remain confident that as an opportunistic, strategic potential buyer we will ultimately be rewarded for our diligence and discretion. We also believe we can continue to capitalize on organic growth opportunities – by prudently investing in capacity expansion that offers us attractive returns and funding additional R&D to develop new technologies for our customers.

On the following pages, I encourage you to take **A Different Look** at us. My colleagues and I thank you for your continued interest and investment in OM Group, and I look forward to updating you on our progress as we move ahead.

Sincerely,



Joseph Scaminace
Chairman and Chief Executive Officer

March 31, 2011

[1] attributable to OM Group, Inc. common stockholders, net of tax

a different look

The strategic transformation of OM Group has been sure and steady. Deliberate and determined. Through acquisitions and organic growth, we are building sustainable momentum for the Company, and developing and delivering innovative technologies and products for our customers in dynamic end markets. As a result of our technology-centric approach, and the financial discipline embedded throughout the organization, all three of our business segments are able to prosper and generate sustainable shareholder value.

While the transformation continues, OM Group is a different company than it was just a few years ago. From our business platforms to our business processes. From our markets served to the services we are bringing to market. OM Group is different... and our prospects for profitable growth have never been better.

PORTABLE POWER DRIVES GROWTH

All around us are examples of products that rely on portable power: electronic devices such as smart phones, laptops, tablet computers and music players; industrial applications such as portable power tools, telecommunications and aircraft; implantable medical devices for cardiac rhythm management and neurostimulation; and emerging sectors such as electric vehicles. This increasing need for portable

Lithium-Ion Battery Market Is On The Move

TOTAL CATHODE MATERIAL USED IN LITHIUM-ION BATTERY MARKET


120
100
80
60
40
20
0
Thousands of Metric Tons
CAGR 15%
2005
2010
2015
SOURCE: OM GROUP

Electric vehicles, consumer electronics and portable power tools should cause the total lithium-ion battery market to more than double between 2010 and 2015. By 2015, electric vehicles are expected to represent 16 percent of all lithium-ion battery demand.

Aggressive Growth Forecast For Photovoltaic Cell Manufacturing

PHOTOVOLTAIC CELL MANUFACTURING CAPACITY


30
25
20
15
10
5
0
Gigawatts
CAGR 24%
2005
2010
2015
SOURCE: OM GROUP

The photovoltaic market is a significant growth opportunity for OM Group because we offer the plating and etching chemicals, high-purity process chemicals and ability to commercialize alternative energy storage needed by the solar energy industry.

for OM Group



OM Group is developing battery systems to capitalize on the shift to lithium-ion technology for advanced portable power needs in implantable medical devices (shown here), and aerospace and defense applications.

power is fueling growing demand for our battery materials and technologies. We are able to serve various portable power applications, and generate long-term value for our stakeholders, because of our deep experience, steady record of technical innovation and next-generation technologies.

Our Advanced Materials segment remains a trusted supplier of high-purity, high-grade materials, including but no longer limited to just cobalt, for making battery cathodes. More recently, we have introduced new cobalt and mixed metal precursors into the battery materials markets, which have allowed us to capture a greater share of the value chain of battery cathode production. As portable electronic devices become both smaller and more complex, it is increasingly challenging to develop batteries with high capacity and limited space while maintaining product safety. Our demonstrated ability to develop advanced battery materials to meet these requirements is a key factor in battery manufacturers choosing us as their primary supplier.

Cobalt-containing cathode materials are being used in the battery systems of many hybrid and electric vehicles (including the Nissan Leaf, Toyota Prius and Chevrolet Volt). OM Group is selling high-purity materials into this market. While it currently represents a small portion of overall demand for our materials, the hybrid/electric vehicle market is expected to grow significantly over the next several years.

EaglePicher Technologies, acquired in January 2010, has become the cornerstone of our Battery Technologies segment, which offers broad R&D and technical expertise in a wide range of battery technologies, including thermal, nickel-hydrogen, silver zinc and lithium-ion, among others. EaglePicher Technologies' complete end-to-end product development and manufacturing capabilities – along with its history of developing battery systems in applications where failure is not an option – places us in an enviable position to meet advanced portable power needs in defense, aerospace and medical.

In aerospace, our battery technologies are used for engine starting, emergency lighting, electronics, computer memory backup and battery backup for a variety of commercial aircraft and unmanned air system


We are anticipating continued strong demand for
our semiconductor and printed circuit board products,
which serve the ongoing proliferation of highly
functional, miniaturized electronic devices.

applications. Additionally, this business develops and manufactures rechargeable batteries for communication satellites. These industries' growing reliance on lithium-ion technologies creates additional opportunities for OM Group.

OPPORTUNITIES IN ELECTRONIC TECHNOLOGIES

The rapid pace of change in commercial and consumer electronics, driven by new products, new technology, emerging economies and the need to replace outdated equipment and infrastructure, is creating significant growth opportunities for OM Group. In particular, we are anticipating continued strong demand for our semiconductor and printed circuit board products, which serve the ongoing proliferation of tablet computers, 3-D televisions, smart phones and other highly functional, miniaturized electronics.

We intend to remain at the forefront in developing and delivering electronic chemicals that enable electronic devices to be smaller, faster and more functional than ever. Our technology in surface treatment and plating chemicals enables customers to meet these evolving requirements. As a result, we are accelerating our new product development engine and selectively expanding our capacity to enable us to work with customers to bring next-generation solutions to market quickly.

Well Positioned In Growing Electronics-Related Markets

LONG-TERM REVENUE GROWTH RATES FOR ELECTRONICS SYSTEMS

Computer	PC	6.5	%
	Server Data Storage	5.0	%
	Other Computer	3.5	%
Communications	Mobile Phones	5.0	%
	Infrastructure	5.5	%
	Other Communications	3.5	%
Consumer		5.5	%
Automotive		6.5	%
Industrial/Medical	Industrial	7.5	%
	PV Modules	12.5	%
	Medical	5.0	%
Military/Aerospace		3.0	%
TOTAL		5.6	%

SOURCE: PRISMARK PARTNERS, LLC; DECEMBER 2010

Miniaturization, high performance, lower costs, and eco-friendly chemicals and processes are driving a wide variety of electronics-related markets served by OM Group to grow faster than global GDP.

In the semiconductor market, our Ultra Pure Chemicals business is developing leading-edge copper technology applications for next-generation semiconductor wafers, which will enable manufacturers to build faster multi-layer electronic devices in a smaller footprint. This three-dimensional stacking of integrated circuits will allow the continued advancement of the next generation of electronic devices.

We are also applying our knowledge to adjacent industries: for example, developing new technologies for photovoltaic applications. Our new products are being developed to enable cost-effective fabrication of cells by reducing precious metal content on each solar panel, with the additional benefit of increasing the efficiency of the cell in converting solar energy into electrical energy. In addition to these products, the alternative energy storage solutions from Battery Technologies, which will allow energy producers to better match the supply of renewable energy sources with demand, provide broad exposure to the emerging solar energy market.

A DIFFERENT OUTLOOK

Our portable power and electronic technologies growth platforms, with access to various economic sectors and their truly global footprint, will be critical to our success in 2011 and beyond. We are also anticipating continued growth across our other end markets: for example, we expect industrial and automotive production to remain strong, which will continue to have a positive impact on our powder metallurgy business. This growth, combined with our continued commitment to maintain the financial discipline that we have instituted throughout the organization and dedication to realizing the benefits of our strategic transformation, will continue to make us a different and stronger company, with significant positive impact on shareholder value.

When you look at us, we think you will like what you see.

our view on sustainability

Being a responsible corporate citizen is at the core of how we conduct business at OM Group and serves as a key guidepost in all aspects of our business – R&D, manufacturing processes, supply chain management, raw material sourcing, hiring and governance. We are committed to conducting our business with respect and care for people and the environment, and to compliance with all applicable regulatory requirements. The impact of our sustainability and corporate citizenship efforts can be seen in a number of areas:

- **Workplace safety:** We are committed to meeting high standards for safety and health performance across our global operations. In 2010, we had 84 percent of our facilities complete the year without a single lost-time accident.
- **Product stewardship and management systems:** In 2010, we successfully met all requirements under the REACH legislation in Europe and GHS in Asia, and recertified our U.S. headquarters' Responsible Care® management system.
- **Recycling:** OMG is active in hard metal and battery scrap recycling, including partnering with key customers on cobalt recycling. In fact, more than half of OMG's cobalt feed is recycled material that has been purified in a technically efficient and environmentally responsible manner.
- **Products:** Many of our products make meaningful contributions to sustainable technologies, including portable power solutions and other products that contribute to energy efficiency, reduced emissions and more effective resource utilization.
- **Good governance:** Maintaining sound corporate governance policies and practices is critical to our ability to succeed. We insist on complete honesty, integrity and sound judgment by our associates, officers and directors.

To learn more, visit www.omgi.com/ab-sustainability.html.

OMG at a glance



ADVANCED MATERIALS

The Advanced Materials segment manufactures inorganic products using unrefined cobalt and other metals, and includes a smelter joint venture (Groupement pour le Traitement du Terril de Lubumbashi Limited (GTL)) in the Democratic Republic of Congo and metal resale.

APPLICATIONS

- Portable Electronic Devices
- Power Tools
- Electric Vehicles
- Diamond and Machine Cutting Tools
- Drilling Equipment
- Petrochemical Catalysts
- Ceramics and Pigments



SPECIALTY CHEMICALS

The Specialty Chemicals segment is comprised of: Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals and Photomasks.

- Electronic Devices
- Business and Enterprise Servers
- Photovoltaic Cells and Panels
- Semiconductor Devices
- Memory Disks
- Flat Panel Displays
- Silicon Wafers
- Photomasks
- Coatings
- Composites
- Tire



BATTERY TECHNOLOGIES

The Battery Technologies segment, formed as a result of OM Group's acquisition of EaglePicher Technologies in January 2010, is a leader in portable power solutions and energy storage technologies.

- Missiles
- Commercial Aircraft
- Communication Satellites
- Portable Power
- Pyrotechnic Devices
- Cardiac Rhythm Management
- Neurostimulation
- Launch Vehicles

OM Group is a global solutions provider of specialty chemicals, advanced materials, electrochemical energy storage, and technologies crucial to enabling its customers to meet increasingly stringent market and application requirements. The Company serves more than 3,700 customers in Asia, Europe and the Americas.

OPPORTUNITIES

2010 NET SALES BY END MARKET

- Leverage cobalt leadership position to move up the value chain
- Develop battery materials for advanced portable power applications
- Secure stable, long-term raw material source for critical inputs



$621M

- Battery Materials 42%
- Powder Metallurgy 14%
- Chemical 13%
- Ceramics 5%
- Other* 26%

* includes cobalt metal resale and by-product sales

- Maximize restructuring benefit in Advanced Organics by growing high-value additives business
- Collaborate with customers to develop plating chemicals for next-generation electronic devices
- Leverage surface treatment and plating knowledge to bring game-changing technology to photovoltaic market



$463M

ELECTRONIC TECHNOLOGIES

- Semiconductor 27%
- Printed Circuit Boards 20%
- Memory Disk 11%
- General Metal Finishing 3%

ADVANCED ORGANICS

- Coatings 15%
- Tire 10%
- Chemical 9%

- Other 5%

- Capitalize on shift to lithium-ion technology in aerospace, medical and defense applications
- Increase market penetration in medical
- Become platform for consolidation in specialty battery market



$114M

- Defense 55%
- Aerospace 39%
- Medical 6%

comparison of cumulative total stockholder return



350
300
250
200
150
100
50
$ 0
2005
2006
2007
2008
2009
2010

December 31	2005	2006	2007	2008	2009	2010
OM Group, Inc.	$100	$241	$307	$113	$167	$205
S&P 500	$100	$116	$122	$ 77	$ 97	$112
S&P 500 Specialty Chemicals (Sub Ind)	$100	$123	$142	$118	$169	$207

The chart above compares our cumulative total stockholder return to that of (1) the Standard & Poor's 500 Index and (2) the S&P Specialty Chemicals Index. In all cases, the information assumes $100 invested on December 31, 2005, and is presented on a dividends-reinvested basis. The table does not forecast performance of our common stock.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010 Commission file number 001-12515

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OM GROUP, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**52-1736882**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
127 Public Square, 1500 Key Tower, Cleveland, Ohio	**44114-1221**
(Address of principal executive offices)	(Zip Code)



Received SEC
APR - 1 2011
Washington, DC 20549

216-781-0083

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of Act). Yes ☐ No ☒

The aggregate market value of Common Stock, par value $.01 per share, held by nonaffiliates (based upon the closing sale price on the NYSE) on June 30, 2010 was approximately $723.7 million.

As of January 31, 2011 there were 30,878,171 shares of Common Stock, par value $.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2011 Annual Meeting of Stockholders are incorporated by reference in Part III.

OM Group, Inc.
TABLE OF CONTENTS

PART I

Item 1. Business

General

OM Group, Inc. (the "Company") is a global solutions provider of specialty chemicals, advanced materials, electrochemical energy storage, and technologies crucial to enabling its customers to meet increasingly stringent market and application requirements. The Company believes it is the world's largest refiner of cobalt and producer of cobalt-based specialty products.

The Company is executing a strategy to grow through continued product innovation, as well as tactical and strategic acquisitions. The strategy is part of a transformational process to leverage the Company's core strengths in developing and producing value-added specialty products for dynamic markets while reducing the impact of metal price volatility on financial results. The strategy is designed to allow the Company to deliver sustainable and profitable volume growth in order to drive consistent financial performance and enhance the Company's ability to continue to build long-term shareholder value.

Segments

The Company is organized into three operating segments: Advanced Materials, Specialty Chemicals and Battery Technologies. Financial information and further discussion of these segments and geographic areas, including external sales and long-lived assets, are contained in Note 19 to the accompanying consolidated financial statements of this Annual Report on Form 10-K.

Advanced Materials segment

The Advanced Materials segment consists of inorganics, a joint venture that operates a smelter in the Democratic Republic of Congo (the "DRC") and metal resale. The Advanced Materials segment manufactures inorganic products using unrefined cobalt and other metals and serves the battery materials, powder metallurgy, ceramics and chemical end markets by providing products with functional characteristics critical to the success of our customers. These products improve the electrical conduction of rechargeable batteries used in portable electronic devices such as cellular phones, video cameras, portable computers and power tools as well as various types of electric vehicles. In other applications, these products strengthen and add durability to diamond and machine cutting tools and drilling equipment used in manufacturing, construction, oil and gas drilling, and quarrying. The smelter joint venture, Groupement pour le Traitement du Terril de Lubumbashi Limited ("GTL"), is owned by the Company (55%); Groupe George Forrest (25%); and La Générale des Carrières et des Mines ("Gécamines") (20%). The GTL smelter is a primary source of the Company's cobalt raw material feed. GTL is consolidated in the Company's financial statements because the Company has a controlling interest in the joint venture.

Specialty Chemicals segment

The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals ("UPC") and Photomasks.

> ***Electronic Chemicals:*** Electronic Chemicals develops and manufactures products for the printed circuit board, memory disk, general metal finishing, and photovoltaic markets. Chemicals developed and manufactured for the printed circuit board market include oxide treatments, electroplating additives, etching technology and electroless copper processes used in the manufacturing of printed circuit boards widely used in computers, communications, military/aerospace, automotive, industrial and consumer electronics applications. Chemicals developed and manufactured for the memory disk market include electroless nickel solutions and preplate chemistries for the manufacture of hard drive memory disks used in memory and data storage applications. Memory disk applications include computer hard drives, digital video recorders, MP3 players, digital cameras and business and enterprise servers. Chemicals developed and manufactured for the photovoltaic industry focus on proprietary chemistries and processes used to manufacture solar cells.

Advanced Organics: Advanced Organics offers products for the coating and inks, chemical and tire markets. Products for the coatings and inks market promote drying and other performance characteristics. Within the chemical markets, the products accelerate the curing of polyester resins found in reinforced fiberglass. In the tire market, the products promote the adhesion of metal to rubber. During 2009, the Company commenced a restructuring plan to better align the cost structure and asset base of its European carboxylate business to industry conditions resulting from weak customer demand, commoditization of products and overcapacity in that market. The restructuring plan included exiting the Manchester, England manufacturing facility and workforce reductions at the Belleville, Ontario, Canada; Kokkola, Finland; Franklin, Pennsylvania and Westlake, Ohio locations. The majority of position eliminations were completed by mid-2010. The restructuring plan does not involve the discontinuation of any material product lines or other functions.

Ultra Pure Chemicals: UPC develops, manufactures and distributes a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers and liquid crystal displays. These products include chemicals used to remove controlled portions of silicon and metal; cleaning solutions; photoresist strippers, which control the application of certain light-sensitive chemicals; edge bead removers, which aid in the uniform application of other chemicals; and solvents. UPC also develops and manufactures a broad range of chemicals used in the manufacturing of photomasks and provides a range of analytical, logistical and development support services to the semiconductor industry. These include Total Chemicals Management, under which the Company manages clients' entire electronic process chemicals operations, including coordination of logistics services, development of application-specific chemicals, analysis and control of customers' chemical distribution systems and quality audit and control of all inbound chemicals.

Photomasks: Photomasks manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics, microelectronics and micro electro mechanical systems industries under the Compugraphics brand name. Photomasks are a key enabling technology to the semiconductor and integrated circuit industries and perform a function similar to that of a negative in conventional photography.

Battery Technologies segment

The Battery Technologies segment, which consists of the EaglePicher Technologies business acquired on January 29, 2010, provides advanced batteries, battery materials, battery management systems, battery-related research and energetic devices for the defense, aerospace and medical markets. In the defense market, Battery Technologies develops battery products for missile launch vehicles, missiles, guided bombs and other weapons systems. It also provides primary (non-rechargeable) and secondary (rechargeable) batteries, battery management systems, battery chargers, and energetic devices for diverse defense applications such as unmanned vehicles, sub-munitions, mines, sonabuoys, and fuzes. In the aerospace market, Battery Technologies designs, manufactures and qualifies primary and secondary batteries for satellites, aircraft, packaging of cells and other special applications. In the medical market, Battery Technologies designs, manufactures and qualifies miniature batteries to power implantable medical devices. Battery Technologies has a 45% interest in Diehl & EaglePicher GmbH ("D&EP")which manufactures thermal batteries for military applications and customized battery packs for the defense, electronics and communication industries. The investment in D&EP is accounted for under the equity method.

Products

The Company is a diversified global developer, producer and marketer of value-added specialty chemicals, advanced materials, and electrochemical energy storage. The Company believes it is the world's largest producer of cobalt-based specialty products. The Company's businesses produce a variety of value-added specialty chemicals, advanced materials and electrochemical energy storage devices. The Company's products leverage the Company's production capabilities and bring value to its customers through superior product performance. Typically, these products represent a small portion of the customer's total cost of manufacturing or processing, but are critical to the customer's product performance. The products frequently are essential components in chemical and industrial processes where they facilitate a chemical or physical reaction and/or enhance the physical properties of end-products. The Company's products are sold in various forms such as solutions, crystals, cathodes, powders, quartz or glass plates, and battery systems.

Advanced Materials segment

The Advanced Materials segment consists of inorganics, a joint venture that operates a smelter in the DRC and metal resale. The powders and specialty chemicals that this business produces are used in a variety of industries, including rechargeable battery, construction equipment and cutting tools, catalyst, and ceramics and pigments. Products in this segment, grouped by end market, are:

Powder Metallurgy — S-Series Cobalt Powders, T-Series Cobalt Powders, R-Series Cobalt Powders, Granulated Cobalt Powders, Recycling, Coarse Grade Powders

Battery Materials:

Precursors — Battery Grade Cobalt Oxides, Standard Grade Nickel Hydroxide, Mixed Metal Hydroxides

Raw Materials — Fine Cobalt Powder, Cobalt Hydroxide, Battery Grade Cobalt Powders, Cobalt Sulfate, Nickel Sulfate, Recycling

Chemical — Cobalt Acetate, Cobalt Carbonate, Cobalt Hydroxide, Cobalt Nitrate, Cobalt Oxide, Cobalt Sulfate, Coarse Grade Powders, Germanium Dioxide, Nickel Carbonate, Nickel Sulfate, Recycling

Pigments and Ceramics:

Ceramic Pigments — Cobalt Carbonate, Cobalt Oxides, Cobalt Sulfate, Nickel Carbonate

Plastic Pigments — Cobalt Oxides, Cobalt Hydroxide, Nickel Hydroxide

Glass Pigments — Cobalt Oxides

Specialty Chemicals segment

The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, UPC and Photomasks.

- ***Electronic Chemicals:*** This unit works with electroless nickel, precious metals and related products used in the production of printed circuit board assemblies, memory disks, general metal finishing and photovoltaics. Products/processes in Electronic Chemicals, grouped by end market, are:

  Printed Circuit Board Chemistry — Graphite-based SHADOW® Direct Metalization, Electroless Copper, E-PREP Desmear Chemistries, CO-BRA BOND® Innerlayer Bonding chemistries, Lead — free solderable finishes including Organic Solderability Preservatives (OSP), Electroless Nickel-Immersion Gold (ENIG), Immersion Silver, specialty cleaners and etchants for copper, acid copper and acid tin electroplating additives, SolStrip for solar cells, Base Metal Processes, Electronic Grade Base Metal Concentrates, Electronic Grade Methane Sulfonate Concentrates, Lead Free Plating Processes, Pre-Plate and Post-Plate Processes, Tin-Lead Alloy Plating Processes

  Memory Disk — Electroless Nickel Products, Pre-treatment Products

  General Metal Finishing — Auxiliary Chemicals, Electroless Nickel Processes, Nickel/Gold Strippers and Other Products, Polishing Chemicals, Zincate and Post Treatment Chemistries

  Photovoltaics — Cleaners, Plating Processes, Metal Etchants

- ***Advanced Organics:*** Metal-based specialty chemicals from this business are used to meet the critical needs of a range of industries, including coatings and inks, tire, catalyst, and lubricant and fuel additives. Advanced Organics products, grouped by end market, include:

  Coatings & Inks — Additives for Paints, Driers for Paints and Printing Inks

  Tire — Rubber Adhesion Promoters

  Chemicals — Composite and other Catalysts

  Additives — Fuel Oil Additives, Lubricant and Grease Additives

- ***Ultra Pure Chemicals:*** The UPC business develops, manufactures and distributes a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers, and liquid crystal displays. UPC products and services, grouped by application, include:

  Cleaner — Acetone, Ammonia Solution, Hydrochloric Acid, Hydrogen Peroxide

  Etchant — Chrome Etchant, Hydrofluoric Acid, Mixed Acid, Nitric Acid, Phosphoric Acid

  Photolithography — Isopropyl Alcohol, Butyl Acetate, Nanostrip, Nitric Fuming, Photoresist Stripper

  Services — Analytical Services, Chemicals Management, Logistics Services, Total Chemical Management.

- ***Photomasks:*** The Photomasks business manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics and microelectronics industries under the Compugraphics brand name. Photomasks are a key component of the semiconductor and integrated circuit value chains and perform a function similar to that of a negative in conventional photography.

Battery Technologies segment

The Battery Technologies segment is comprised of Defense, Aerospace and Medical.

- ***Defense:*** The defense business develops battery products for missile launch vehicles, missiles, guided bombs and other weapons systems. It also provides primary (non-rechargeable) and secondary (rechargeable) batteries, battery management systems, battery chargers, and energetic devices for diverse defense applications such as unmanned vehicles, sub-munitions, mines, sonabuoys, and fuzes. Defense products, grouped by application, include:

  Missiles: Primary batteries for launch, guidance systems, detonation, flight termination for missiles, bombs and torpedoes

  Launchers: Primary batteries for launch and guidance systems for launchers and launch vehicles

  Portable Power: Primary and secondary batteries for soldiers

  Pyrotechnic Devices: Igniters, fuses, actuators for switches and relays, arming devices, quick acting valves, gas generators, safety devices

  Battery Packaging: Assembly of cells, development of battery management systems to meet energy requirements, physical size requirements and environmental parameters

  Other: Primary and secondary batteries for unmanned underwater vehicles and unmanned ground vehicles

- ***Aerospace:*** The aerospace business designs, manufactures and qualifies primary and secondary batteries for satellites, aircraft, packaging of cells and other special applications. Aerospace products, grouped by application, include:

  Satellites: Batteries for satellite and other space applications.

Aircraft: Batteries and Battery Management Systems for military and commercial aircraft

Electronics: Battery chargers, battery analyzers, battery management systems

Battery Packaging: Assembly of cells, development of battery management systems to meet energy requirements, physical size requirements and environmental parameters

Other: Reserve batteries for unique missile applications, such as exoatmospheric defense systems, single-use lithium electrochemistries, primarily for special operations missions

- ***Medical:*** The medical business designs, manufactures and qualifies miniature batteries to power implantable medical devices. The medical product line includes primary and secondary battery solutions for cardiac rhythm management (pacing, ICD), monitoring, and neuromodulation.

Raw Materials

The Company uses a variety of raw materials purchased from a broad supplier base. Multiple suppliers are generally available for each of these materials; however, some raw materials are sourced from a single supplier. Temporary shortages of raw materials may occasionally occur and cause temporary price increases. Historically, these shortages have not resulted in unavailability of raw materials. The Company attempts to mitigate increases in raw material prices by passing through such increases to its customers in the prices of its products and, when possible, by entering into sales contracts that contain variable pricing that adjusts based on changes in the price of certain raw materials. The Company also uses certain raw materials that must be qualified before being used in production. For these raw materials, changes in suppliers may result in disruption of production, forward purchasing of contract requirements or re-qualification expenses.

Advanced Materials segment

The primary raw material used by the Advanced Materials segment is unrefined cobalt. Unrefined cobalt is obtained from three basic sources: primary cobalt mining, as a by-product of another metal (typically copper or nickel), and from recycled material. Cobalt raw materials include ore, concentrate, slag, scrap and metallic feed. The availability of unrefined cobalt is dependent on global market conditions, cobalt prices and the prices of copper and nickel. Also, political and civil instability in supplier countries, variability in supply and worldwide demand, including demand in developing countries such as China, have affected and will likely continue to affect the supply and market price of raw materials. The Company attempts to mitigate changes in availability of raw materials by maintaining adequate inventory levels and long-term supply relationships with a variety of suppliers. The GTL smelter in the DRC is a primary source for the Company's cobalt raw material feed. After smelting in the DRC, cobalt/copper white alloy is sent to the Company's refinery in Kokkola, Finland.

The cost of the Company's raw materials fluctuates due to changes in the cobalt reference price, actual or perceived changes in supply and demand of raw materials, and changes in availability from suppliers. The Company attempts to mitigate increases in raw material prices by passing through such increases to its customers in the prices of its products and by entering into sales contracts that contain variable pricing that adjusts based on changes in the price of cobalt. During periods of rapidly changing metal prices, however, there may be price lags that can impact the short-term profitability and cash flow from operations of the Company both positively and negatively. Fluctuations in the price of cobalt have historically been significant and the Company believes that cobalt price fluctuations are likely to continue in the future. Declines in the selling prices of the Company's finished goods, which can result from decreases in the reference price of cobalt or other factors, can result in the Company's inventory carrying value being written down to a lower market value.

In 2007, the Company entered into five-year supply agreements with Norilsk Nickel for up to 2,500 metric tons per year of cobalt metal, up to 2,500 metric tons per year of crude in the form of cobalt hydroxide concentrate, up to 1,500 metric tons per year of cobalt in the form of crude cobalt sulfate and up to 5,000 metric tons per year of copper in the form of copper cake. The Norilsk agreements strengthen the Company's supply chain and secure a consistent source of raw materials, providing the Company with a stable supply of cobalt metal.

Complementary geography and operations shorten the supply chain and allow the Company to leverage its cobalt-based refining and chemicals expertise with Norilsk's cobalt mining and processing capabilities. The Company's supply of cobalt is principally sourced from the DRC (primarily GTL), Russia and Finland.

A graph of the end of the month reference price of low grade cobalt (as published in *Metal Bulletin* magazine) per pound for 2005 through 2010 is as follows:



$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
2005
2006
2007
2008
2009
2010

Specialty Chemicals segment
The Specialty Chemicals segment uses a variety of raw materials purchased from a broad supplier base. The principal raw materials utilized by the Specialty Chemicals segment include cobalt, nickel sulphate crystals, sodium hypophosphite, ethylhexoic and neodecanoic acids and various other acids. Certain nickel-based raw materials used in the Company's Electronic Chemicals business are obtained from Norilsk Nickel under the five-year supply agreements discussed above.

Battery Technologies segment
The Battery Technologies segment uses a variety of raw materials purchased from a broad supplier base. The principal raw materials utilized by the Battery Technologies segment include custom machined parts, glass to metal seals, electronic components, precious metals including silver and platinum, specialty chemicals and powders.

Competition
The Company encounters a variety of competitors in each of its product lines, but believes no single company competes with the Company across all of its existing product lines. Competition in the markets in which the Company participates is based primarily on product quality, supply reliability, price, service and technical support capabilities. These markets have historically been competitive and this environment is expected to continue.

The Company's principal competitors by business are as follows:

- ***Advanced Materials:*** Sherritt International Corporation; Umicore S.A.; Eurotungstene Poudres S.A.S.; and The Shepherd Chemical Company
- ***Specialty Chemicals***
  - ***Advanced Organics:*** Byk-Chemie; Ciba Inc. (a subsidiary of BASF Group); Dainippon Ink and Chemicals, Incorporated; Dura Chemicals Inc.; Elementis plc; Shepherd Chemical Company; Taekwang Industrial Co., Ltd; and Troy Corporation

- ***Electronic Chemicals:*** Atotech (a subsidiary of Total S.A.); Cookson Group plc; MacDermid Incorporated; Rohm & Haas Company (a subsidiary of Dow Chemical Company.); and Uyemura International, Inc.
- ***UPC:*** BASF Group; Honeywell International Inc.; Kanto Chemical Co., Inc.; KMG Chemicals, Inc.; Mitsubishi Chemical Corp.; and Sumitomo Corporation
- ***Photomasks:*** Dai Nippon Printing (DNP); Photronics, Inc.; Toppan Photomasks, Inc. (a wholly-owned subsidiary of Toppan Printing Co., Ltd.)

- ***Battery Technologies:*** Biotronic; Bren-Tronics, Inc.; Ener1, Inc.; Enersys, Inc.; The Enser Corp.; Greatbatch; Litronic, GmbH; Quallion LLC; Saft Groupe S.A.; Sorin; Ultralife Corp.; and Yardney Technical Products, Inc.;

Customers

The Company's business serves over 3,700 customers. During 2010, approximately 43% of the Company's net sales were to customers in Asia, 31% to customers in Europe and 26% to customers in the Americas. In the Advanced Materials segment, sales to Nichia Chemical Corporation represented approximately 14%, 16% and 22% of consolidated net sales in 2010, 2009 and 2008, respectively. The loss of this customer could have a material adverse effect on the Company's business, results of operations or financial position. Sales to the top three customers in the Battery Technologies segment represented approximately 50% of Battery Technologies' net sales in 2010. The loss of one or more of these customers could have a material adverse effect on Battery Technologies' business, results of operations or financial position.

While customer demand for the Company's products is generally non-seasonal, supply/demand and price perception dynamics of key raw materials do periodically cause customers to either accelerate or delay purchases of the Company's products, generating short-term results that may not be indicative of longer-term trends. Historically, Advanced Materials revenues during July and August have been lower than other months due to the summer holiday season in Europe. Furthermore, the Company historically has used the summer season to perform its annual maintenance shut-down at its refinery in Finland.

The Company generally has written sales agreements with its customers. In some cases, these arrangements are in the form of a written contract containing provisions applicable to the sales, including the terms of the sales arrangement. In other cases, sales are made pursuant to a written purchase order that is issued in connection with a sale and contains terms and conditions applicable to the sale.

Government Contracts

The Company, through its Battery Technologies segment, acts as a prime contractor or subcontractor for numerous U.S. Government programs. The primary Battery Technologies customers include aerospace and defense prime contractors and Tier I and Tier II suppliers, such as Boeing, Lockheed Martin and Raytheon. U.S. Government customers include the U.S. Department of Defense; National Aeronautic and Space Administration ("NASA"), the National Oceanic Atmospheric Administration ("NOAA"), the Jet Propulsion Laboratories ("JPL") and the Department of Energy ("DOE").

The Company's contracts with the U.S. Government or its contractors have standard termination provisions. In addition, the U.S. Government retains the right to terminate contracts at its convenience; however, if contracts are terminated in this manner, the Company is entitled to reimbursement for allowable costs and profits on authorized work performed through the date of termination. U.S. Government contracts are also subject to reduction or modification in the event of changes in government requirements or budgetary constraints.

U.S. Government programs generally are implemented by the award of individual contracts and subcontracts. For certain programs, the U.S. Congress ("Congress") appropriates funds on a fiscal year basis even though a program may extend over several fiscal years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. If sufficient appropriations for such programs are not available, contracts and subcontracts under a program may be subject to termination for convenience or adjustment.

U.S. Government contracts generally are subject to the Federal Acquisition Regulation, which sets forth policies, procedures and requirements for the acquisition of goods and services by the U.S. Government. These regulations impose a broad range of requirements, many of which are unique to government contracting, including various procurement, import and export, security, contract pricing and cost, contract termination and adjustment, and audit requirements. Failure to comply with these regulations and requirements could result in reductions to the value of contracts, contract modifications or termination, and the assessment of penalties and fines, which may lead to suspension or debarment, for cause, from government contracting or subcontracting for a period of time. In addition, government contractors are also subject to routine audits and investigations by U.S. Government agencies such as the Defense Contract Audit Agency ("DCAA"). DCAA reviews a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems. For a discussion of certain risks associated with noncompliance with U.S. Government contract regulations and requirements, see Item 1A "Risk Factors" of this Form 10-K.

Backlog

The Battery Technologies segment tracks backlog in order to assess its current business development effectiveness and to assist in forecasting future business needs and financial performance. Backlog is equal to the value of unfulfilled orders for which funding is contractually obligated by the customer and for which revenue has not been recognized. Backlog is converted into sales as work is performed or deliveries are made. At December 31, 2010, backlog of $35.1 million (or 26%) is not expected to be converted into sales during the next twelve months.

The following table sets forth backlog in the Battery Technologies segment as of:

(In millions)	December 31, 2010
Defense	$ 88.7
Aerospace	40.2
Medical	6.0
	$134.9

Orders in the Advanced Materials and Specialty Chemicals segments are generally filled on a current basis, and order backlog is not material to those segments.

Foreign Currency

The Company has manufacturing and other facilities in North America, Europe, Africa and Asia-Pacific, and markets its products worldwide. Although a significant portion of the Company's raw material purchases and product sales are based on the U.S. dollar, sales at certain locations, prices of certain raw materials, non-U.S. operating expenses and income taxes are denominated in local currencies. As such, the Company's results of operations are subject to the variability that arises from exchange rate movements. In addition, fluctuations in exchange rates may affect product demand and profitability in U.S. dollars of products provided by the Company in foreign markets in cases where payments for its products are made in local currency. Accordingly, fluctuations in currency prices affect the Company's operating results. The primary currencies for which the Company has foreign currency rate exposure are the European Union Euro, Taiwanese Dollar, Malaysian Ringgit, Singapore Dollar, British Pound Sterling, Japanese Yen, Congolese Franc, Chinese Renminbi and the Canadian Dollar.

Research and Development

The Company's research and new product development program is an integral part of its business. Research and development focuses on adapting proprietary technologies to develop new products and working with customers to meet their specific requirements including joint development arrangements with customers that involve innovative products. New products include new chemical formulations and electro-chemistry cells, metal-containing compounds, core technologies for battery development and concentrations of various components and product forms. Research and development expenses were approximately $11.8 million in 2010, $9.2 million in 2009 and $10.8 million in 2008.

The Company's research staff conducts research and development in laboratories located in:

Americas	Europe	Asia-Pacific
Joplin, Missouri	Riddings, England	Kuching, Malaysia
South Plainfield, New Jersey	Kokkola, Finland	Singapore
Maple Plain, Minnesota	Saint Fromond, France	Chung-Li, Taiwan
Westlake, Ohio	Lagenfeld, Germany	
Plano, Texas		
Vancouver, British Columbia		

Patents and Other Intellectual Property

The Company holds patents registered in the United States and foreign countries relating to the manufacturing, processing and use of metal-organic and metal-based compounds, battery electrochemistry, battery applications and power system electrical/electronics. In addition, the Company holds patents relating to the design and manufacture of certain batteries and energetic devices. Certain of these patents cover proprietary technology for base metal refining, metal and metal oxide powders, catalysts, metal-organic compounds and inorganic salts. In addition to patents, the Company also possesses other intellectual property, including trademarks, tradenames, know-how, developed technology and trade secrets. Although the Company believes these intellectual property rights are important in the operations of its specific businesses, it does not consider any single patent, trademark, tradename, know-how, developed technology, trade secret or any group of patents, trademarks, tradenames, know-how, developed technology or trade secrets to be material to its business as a whole.

Environmental Matters

The Company is subject to a wide variety of environmental laws and regulations in the United States and in foreign countries as a result of its operations and use of certain substances that are, or have been, used, produced or discharged by its plants. In addition, soil and/or groundwater contamination presently exists and may in the future be discovered at levels that require remediation under environmental laws at properties now or previously owned, operated or used by the Company. At December 31, 2010 and 2009, the Company had environmental reserves of $1.5 million and $2.8 million, respectively, related to remediation and decommissioning at the Company's closed manufacturing sites in Newark, New Jersey and Vasset, France. In addition, at December 31, 2010, the Company has recorded a $1.3 million environmental liability associated with a site located in Joplin, Missouri. The $1.3 million liability related to the Joplin, Missouri site was a liability acquired with the EaglePicher Technologies acquisition. The Company continually evaluates the adequacy of its reserves and adjusts the reserves when determined to be appropriate.

Ongoing environmental compliance costs, which are expensed as incurred, were approximately $11.1 million in 2010 and $10.9 million in 2009 and included costs relating to product stewardship; waste water analysis, treatment, and disposal; hazardous and non-hazardous solid waste analysis and disposal; air emissions control; sustainability programs and related staff costs. The Company anticipates that it will continue to incur compliance costs at moderately increasing levels for the foreseeable future as environmental laws and regulations are becoming increasingly stringent. This includes the European Union's Registration, Evaluation and Authorization of Chemicals ("REACH") legislation, which has established a requirement to register and evaluate chemicals manufactured in, or imported to, the European Union. REACH-related activities and studies require additional testing, documentation and risk assessments for the chemical industry and affect a broad range of substances manufactured and sold by the Company.

The Company also incurred capital expenditures of approximately $1.2 million and $0.5 million in 2010 and 2009, respectively, in connection with ongoing environmental compliance. The Company anticipates that capital expenditure levels for these purposes will be approximately $1.9 million in 2011, as it continues to modify certain processes to ensure they continue to comply with environmental regulation and undertakes new pollution prevention and waste reduction projects.

Due to the ongoing development of facts and remedial options and due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures could vary significantly. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, based on presently available information, the Company believes that its ultimate aggregate cost of environmental remediation as well as liability under environmental protection laws will not materially adversely effect its financial condition or results of operations.

Employees

At December 31, 2010, the Company had 2,806 full-time employees, with 1,157 located in North America, 691 located in Europe, 563 located in Asia-Pacific and 395 located in Africa. The employees located in Africa are employed by GTL, the smelter joint venture. Employees at the Company's facility in Kokkola, Finland are members of several national workers' unions under various union agreements. Employees in the DRC are members of various trade unions. The union agreements have a term of three years expiring in May 2011. The Company expects to enter into new agreements covering those employees upon expiration of the current agreements. Other European employees are represented by either a labor union or a statutory works council arrangement. The Company believes that relations with its employees are good.

Approximately 200 Battery Technologies employees are represented by the United Steelworkers union. Following the expiration of the collective bargaining agreement in May 2008, Battery Technologies unilaterally implemented its "last, best, and final offer", and the Company and the union are currently operating under the implemented terms and conditions of that offer.

SEC Reports

The Company makes available free of charge through its website (www.omgi.com) its reports on Forms 10-K, 10-Q and 8-K as soon as reasonably practicable after the reports are electronically filed with the Securities and Exchange Commission. A copy of any of these documents is available in print free of charge to any stockholder who requests a copy, by writing to OM Group, Inc., 127 Public Square, 1500 Key Tower, Cleveland, Ohio 44114-1221 USA, Attention: Troy Dewar, Director of Investor Relations.

Item 1A. Risk Factors

Our business faces significant risks. These risks include those described below and may include additional risks and uncertainties not presently known to us or that we currently deem immaterial. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. These risks should be read in conjunction with the other information in this Annual Report on Form 10-K.

EXTENDED BUSINESS INTERRUPTION AT OUR FACILITIES COULD HAVE AN ADVERSE IMPACT ON OPERATING RESULTS.

Our results of operations are dependent in large part upon our ability to produce and deliver products promptly upon receipt of orders and to provide prompt and efficient service to our customers. Any disruption of our day-to-day operations could have a material adverse effect on our business, customer relations and profitability. Our Kokkola, Finland facility is the primary refining and production facility for our Advanced Materials products. The GTL smelter in the DRC is a primary source for our cobalt raw material feed. These facilities are critical to our business, and a fire, flood, earthquake or other disaster or condition that damaged or destroyed any of these facilities could disable them. Any such damage to, or other condition significantly interfering with the operation of these facilities, such as an interruption of our supply lines, would have a material adverse effect on our business, financial condition and results of operations. Our insurance coverage may not be adequate to fully cover these potential risks. In addition, our insurance coverage may become more restrictive and/or increasingly costly, and there can be no assurance that we will be able to maintain insurance coverage in the future at an acceptable cost or at all.

WE ARE AT RISK AS A RESULT OF CURRENT CIRCUMSTANCES AND DEVELOPMENTS REGARDING THE DRC.

A substantial amount of our supply of cobalt is sourced from the DRC, a nation that has historically experienced outbreaks of political instability, changes in national and local leadership and financial crisis. The global economic and financial market crisis along with the recent decline in metal prices has impacted the financial condition of the DRC. These factors heighten the risk of changes in the national and local policy towards investors, which, in turn, could result in modification of concessions or contracts, imposition of new and/or retroactive taxes and assessment of penalties, denial of permits or permit renewals or expropriation of assets. GTL has experienced an increase in claims by DRC national and local government agencies for additional taxes and customs duties and we cannot predict whether GTL will receive additional claims in the future. Furthermore, if additional claims are received, we cannot predict whether such additional claims will be successful, or, if successful, whether such claims would have a material adverse effect on our business, financial condition or results of operations.

Private equity groups or hedge funds have purchased distressed debt of the DRC and have taken legal actions to attempt to collect this debt from the DRC or state-owned entities such as Gécamines, which is one of our joint venture partners in GTL. If successful, these efforts and any similar efforts in the future could further damage the financial condition and undermine the stability of the DRC or its state-owned entities and potentially threaten our supply of unrefined cobalt. If that were to occur, such actions could have a material adverse effect on our business, financial condition or results of operations.

WE ARE AT RISK FROM UNCERTAINTIES IN THE SUPPLY OF UNREFINED COBALT, WHICH IS OUR PRIMARY RAW MATERIAL.

There are a limited number of supply sources for unrefined cobalt. Production problems or political or civil instability in supplier countries, primarily the DRC, Finland and Russia, have from time to time affected and may in the future affect the market price and supply of unrefined cobalt.

In particular, political and civil instability and unexpected adverse changes in laws or regulatory requirements, including with respect to export duties and quotas, may affect the availability of raw materials from the DRC. If a substantial interruption should occur in the supply of unrefined cobalt from the DRC or elsewhere, we may not be able to obtain as much unrefined cobalt from other sources as would be necessary to satisfy our requirements at prices comparable to our current arrangements and our results of operations could be adversely impacted.

WE ARE AT RISK FROM FLUCTUATIONS IN THE PRICE OF COBALT AND OTHER RAW MATERIALS.

Unrefined cobalt is the principal raw material we use in manufacturing Advanced Materials products, and the cost of cobalt fluctuates due to changes in the reference price caused by actual or perceived changes in supply and demand, and changes in availability from suppliers. Fluctuations in the price of cobalt have been significant in the past and we believe price fluctuations are likely to occur in the future. Our ability to pass increases in raw material costs through to our customers by increasing the selling prices of our products is an important factor in our business. We cannot guarantee that we will be able to maintain an appropriate differential at all times.

We may be required under U.S. GAAP accounting rules to write down the carrying value of our inventory when cobalt and other raw material prices decrease. Declines in the selling prices of our finished products, which can result from decreases in the reference price of cobalt or other factors, can result in the Company's inventory carrying value being written down to a lower market value, resulting in a charge against inventory that could have a material adverse effect on our business, financial condition or results of operations.

WE INTEND TO CONTINUE TO SEEK ADDITIONAL ACQUISITIONS, BUT WE MAY NOT BE ABLE TO IDENTIFY OR COMPLETE TRANSACTIONS, WHICH COULD ADVERSELY AFFECT OUR STRATEGY.

Our strategy anticipates growth through future acquisitions. However, our ability to identify and consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands on our resources and our ability to obtain financing. Our success in integrating newly acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management's attention from operational matters, and integrate general and administrative services and key information processing systems. In addition, future acquisitions could result in the incurrence of additional debt, costs and contingent liabilities. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated, and it is also possible that expected synergies from future acquisitions may not materialize. We also may incur costs and divert management attention with regard to potential acquisitions that are never consummated.

There may be liabilities of the acquired companies that we fail to or are unable to discover during the due diligence investigation and for which we, as a successor owner, may be responsible. Indemnities and warranties obtained from the seller may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

WE ARE SUBJECT TO RISKS ARISING FROM UNCERTAINTY IN WORLDWIDE ECONOMIC CONDITIONS.

The recent global economic downturn caused, among other things, a general tightening in the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, and lower business spending, all of which had a negative effect on our business, results of operations, financial condition and liquidity during 2009. Many of our customers, distributors and suppliers were negatively affected by the current economic downturn, which in turn negatively impacted us. There currently is uncertainty regarding global economic conditions and the existence and rate of any economic recovery. This uncertainty may have an adverse effect on the general level of economic activity in industries and markets in which we and our customers operate, which may in turn have a negative effect on us. While we saw signs of an economic recovery in a number of markets in 2010, certain markets such as parts of Europe continue to experience weakened or uncertain economic conditions. Some of our customers, distributors and suppliers may be negatively impacted by these conditions which could lead to reduced demand for our products, reduced gross margins, and increased payment delays or defaults. The strength or duration of recovery in the remaining markets remains uncertain. If this uncertainty continues or if economic conditions deteriorate, our business, results of operations, financial condition and liquidity could be materially adversely affected. We are limited in our ability to reduce costs to offset the results of a prolonged or severe economic downturn in light of certain fixed costs associated with our operations.

DETERIORATION OF THE GLOBAL ECONOMY COULD RESULT IN FUTURE GOODWILL OR INTANGIBLE ASSET IMPAIRMENTS.

Deterioration in the global economy also may impact the valuation of certain long-lived or intangible assets that are subject to impairment testing, potentially resulting in impairment charges that may be material to our financial condition or results of operations. As of December 31, 2010, we have $306.9 million of goodwill and $153.4 million of intangible assets recorded on our balance sheet. We perform impairment tests of our goodwill and indefinite-lived intangible assets annually and more often if indicators of impairment exist.

We use a number of estimates and assumptions in calculating the estimated fair values of assets in our impairment testing, including future operating cash flow assumptions, future growth rates, future cobalt price assumptions and the weighted average cost of capital.

Factors that could trigger an impairment test outside of the required annual review include the following:

- significant underperformance relative to projected operating results;
- significant changes in estimates of future cash flows from operations;

- significant changes in discount rates used in our impairment testing;
- market capitalization deterioration; or
- significant negative industry or economic trends.

Changes in our assumptions and estimates, or weakness or deterioration in the economy, could materially affect the goodwill and intangible asset impairment tests. If any of these factors deteriorate, we may be required to recognize goodwill and/or intangible asset impairment charges that may be material to our financial condition or results of operations.

THE LEVEL OF RETURNS ON PENSION PLAN ASSETS AND CHANGES IN THE ACTUARIAL ASSUMPTIONS USED COULD AFFECT OUR OPERATING RESULTS AND CASH FLOWS IN FUTURE PERIODS.

Our operating results may be positively or negatively impacted by the amount of expense we record for our defined benefit pension plans. U.S. GAAP requires that we calculate pension expense using actuarial valuations, which are dependent upon our various assumptions; including estimates of expected long-term rate of return on plan assets, discount rates for future payment obligations, and the expected rate of increase in future compensation levels. Our pension expense and funding requirements also may be affected by our actual return on plan assets, and by legislation and other government regulatory actions. Changes in returns on pension plan assets and actuarial assumptions could lead to variability in operating results and could have a material adverse effect on our financial condition, liquidity or results of operations.

WE DO BUSINESS WITH THE UNITED STATES GOVERNMENT AND AS A RESULT ARE SUBJECT TO CERTAIN GOVERNMENT REGULATIONS.

U.S. Government contracts are subject to specific regulations. For example, we must comply with the Federal Acquisition Regulation ("FAR"), the Truth in Negotiations Act, the Cost Accounting Standards ("CAS"), the Service Contract Act and Department of Defense security regulations. We must also comply with various other government regulations and requirements as well as various statutes related to employment practices, environmental protection, recordkeeping and accounting. These laws impact how we transact business with our governmental clients and, in some instances, impose significant costs on our business operations. If we fail to comply with any of these regulations, requirements or statutes, our existing government contracts could be terminated, and we could be temporarily suspended or even debarred from government contracting or subcontracting.

We also run the risk of the impact of government audits, investigations and proceedings. For example, government agencies such as the U.S. Defense Contract Audit Agency (the "DCAA") routinely review and audit government contractors. The U.S. Government, including the DCAA, audits and reviews our performance on contracts, pricing practices, cost structure and compliance with applicable laws, regulations and standards. The DCAA reviews a contractor's internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems, and the contractor's compliance with such policies. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Despite the fact that we take precautions to prevent and deter fraud, misconduct or other non-compliance, we face the risk that our employees, partners or subcontractors may engage in such activities. If any of these agencies determine that a rule or regulation has been violated, a variety of penalties can be imposed, including criminal and civil penalties, all of which would harm our reputation with the government or even debar us from future government activities. The DCAA has the authority to review how we have accounted for cost under the FAR and CAS, and if they believe that we have engaged in inappropriate accounting or other activities, payments to us may be disallowed.

If one or more of our government contracts are terminated for any reason including for convenience, if we are suspended or debarred from government contract work, or if payment of our cost is disallowed, we could suffer a significant reduction in expected revenue and could have a material adverse effect on our financial condition or results of operations.

CONTRACTS WITH THE U.S. GOVERNMENT ARE SUBJECT TO UNCERTAIN LEVELS OF FUNDING, MODIFICATION DUE TO CHANGES IN CUSTOMER PRIORITIES AND POTENTIAL TERMINATION.

The funding of U.S. Government programs is subject to congressional budget authorization and appropriation processes. For certain programs, Congress appropriates funds on a fiscal year basis even though a program may extend over several fiscal years. Consequently, programs are often only partially funded initially and additional funds are committed only as Congress makes further appropriations. We cannot predict the extent to which total funding and/or funding for individual programs will be included, increased or reduced as part of the 2011 and subsequent budgets ultimately approved by Congress or included in the scope of separate supplemental appropriations. In addition to changes in funding priorities, other factors such as U.S. economic circumstances, economic plans adopted by the U.S. Government, and pressures on the federal budget could also adversely affect the total funding and/or funding for individual programs. In the event that appropriations for one or more of our or our customers' programs becomes unavailable, or is reduced or delayed, our contract or subcontract under such program may be terminated or adjusted by the U.S. Government, which could have a material adverse effect on our future sales under such program.

We also cannot predict the impact of potential changes in priorities due to military transformation and planning and/or the nature of war-related activity on existing, follow-on or replacement programs. A shift of government priorities to programs in which we do not participate and/or reductions in funding for or the termination of programs in which we do participate, unless offset by other programs and opportunities, could have a material adverse effect on our results or bid prospects from this portion of our Battery Technologies business.

In addition, the U.S. Government generally has the ability to terminate contracts, in whole or in part, without prior notice, for convenience or for default based on performance. In the event of termination for the government's convenience, contractors are entitled to reimbursement for allowable costs and profits on authorized work performed through the date of termination. Termination resulting from our default can expose us to liability and have a material adverse effect on our ability to compete for contracts.

CHANGES IN EFFECTIVE TAX RATES OR ADVERSE OUTCOMES RESULTING FROM EXAMINATION OF OUR INCOME TAX RETURNS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION OR OPERATING RESULTS.

We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our worldwide provision for income taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by:

- earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates;
- changes in the valuation of our deferred tax assets and liabilities;
- the timing and amount of earnings of foreign subsidiaries that we repatriate to the United States; or
- changes in the relevant tax, accounting and other laws, regulations, principles and interpretations.

We are subject to tax audits in various jurisdictions, and such jurisdictions may assess additional income tax against us. The final determination of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material adverse effect on our financial condition or results of operations in the period or periods for which that determination is made.

THE MAJORITY OF OUR OPERATIONS ARE OUTSIDE THE UNITED STATES, WHICH SUBJECTS US TO RISKS THAT MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

Our business is subject to risks related to the differing legal and regulatory requirements and the social, political and economic conditions of many jurisdictions. In addition to risks associated with fluctuations in foreign exchange rates, risks inherent in international operations include the following:

- potential supply disruptions as a result of political instability, civil unrest or labor difficulties in countries in which we have operations, especially the DRC and surrounding countries;
- agreements may be difficult to enforce, may be subject to government renegotiation, and receivables difficult to collect through a foreign country's legal system;
- customers in certain regions may have longer payment cycles;
- foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade, investment or repatriation of monies, including currency exchange controls;
- unexpected adverse changes in foreign laws or regulatory requirements may occur, including with respect to labor, taxation, royalties, divestment, imports, exports, trade regulations, currency and environmental matters; and
- having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce the judgment of a foreign court or arbitration panel against a sovereign nation within its own territory.

Our overall success as a global business depends, in part, upon our ability to succeed in differing legal, regulatory, economic, social and political conditions. We cannot assure you that we will implement policies and strategies that will be effective in each location where we do business. Furthermore, we cannot be sure that one or more of the foregoing factors will not have a material adverse effect on our business, financial condition or results of operations.

We engage in business in certain countries where the risk of public sector corruption and bribery is high. We have implemented policies and procedures and conducted employee training to assure that our operations are in compliance with anti-bribery laws. If our compliance actions fail, a violation of anti-bribery laws could result in serious penalties, including criminal and civil sanctions. Such sanctions could have a material adverse effect on our business as a whole.

THE MAJORITY OF OUR CASH IS GENERATED AND HELD OUTSIDE THE UNITED STATES. THE FAILURE TO MAINTAIN A LEVEL OF CASH SUFFICIENT TO ADDRESS OUR CASH REQUIREMENTS IN THE UNITED STATES COULD AFFECT OUR FINANCIAL CONDITION AND CASH FLOWS IN FUTURE PERIODS.

As of December 31, 2010, 87% of our cash and cash equivalents were held outside the United States. If a substantial amount of cash were required in the United States for debt repayment, capital expenditures or other special initiatives including future acquisitions, we may be required to repatriate funds to the United States or otherwise finance the desired activity. If funds are repatriated to the United States, they could be subject to additional taxation, which could have a material adverse effect on our financial condition and liquidity.

WE MAINTAIN CASH BALANCES IN U.S. AND FOREIGN FINANCIAL INSTITUTIONS WHICH COULD ADVERSELY AFFECT OUR LIQUIDITY.

While we monitor the financial institutions with which we maintain accounts, we may not be able to recover our funds in the event that a financial institution fails. As a result, this could adversely affect our ability to fund normal operations or capital expenditures.

WE ARE EXPOSED TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES, WHICH MAY ADVERSELY AFFECT OUR OPERATING RESULTS.

In addition to the United States, we have manufacturing and other facilities in Africa, Canada, Europe and Asia-Pacific. Although a significant portion of our raw material purchases and product sales are transacted in U.S. dollars, liabilities for non-U.S. operating expenses and income taxes are denominated in local currencies. Many of our foreign operating subsidiaries use the local currency as their functional currency. These include, among others, the European Union Euro, Taiwanese Dollar, Singapore Dollar, Malaysian Ringgit, British Pound Sterling, Japanese Yen, Chinese Renminbi and the Canadian Dollar. In these circumstances, the financial condition and results of operations of our foreign operating subsidiaries are reported in the relevant functional currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Changes in exchange rates between these foreign currencies and the U.S. dollar may adversely affect the recorded levels of our assets and liabilities because foreign assets and liabilities, as well as results of operations, that are translated into U.S. dollars for presentation in our financial statements could result in exchange losses. In addition to currency translation risks, we incur currency transaction risk whenever we enter into either a purchase or sales transaction using a currency other than the functional currency of the transacting entity.

WE ARE SUBJECT TO STRINGENT ENVIRONMENTAL REGULATION AND MAY INCUR UNANTICIPATED COSTS OR LIABILITIES ARISING OUT OF ENVIRONMENTAL MATTERS.

We are subject to stringent laws and regulations relating to the storage, handling, disposal, emission and discharge of materials into the environment, and we have expended, and may be required to expend in the future, substantial funds for compliance with such laws and regulations. In addition, we may from time to time be subjected to claims for personal injury, property damages or natural resource damages made by third parties or regulators. Our annual environmental compliance costs were $11.1 million in 2010. In addition, we made capital expenditures of approximately $1.2 million in 2010 in connection with environmental compliance.

As of December 31, 2010, we had reserves of $2.8 million for environmental liabilities. However, given the many uncertainties involved in assessing liability for environmental claims, our current reserves may prove to be insufficient. In addition, our current reserves are based only on known sites and the known contamination on those sites. It is possible that additional remediation sites will be identified in the future or that unknown contamination at previously identified sites will be discovered. This could require us to make additional expenditures for environmental remediation or could result in exposure to claims in the future.

CHANGES IN ENVIRONMENTAL, HEALTH AND SAFETY REGULATORY REQUIREMENTS COULD AFFECT SALES OF OUR PRODUCTS.

New or revised governmental regulations relating to health, safety and the environment may affect demand for our products. For example, the European Union's REACH legislation, which has established a new system to register and evaluate chemicals manufactured in, or imported to, the European Union and requires additional testing, documentation and risk assessments for the chemical industry, could affect our ability to sell certain products. Such new or revised regulations may result in heightened concerns about the chemicals involved and in additional requirements being placed on the production, handling, or labeling of the chemicals and may increase the cost of producing them and/or limit the use of such chemicals or products containing such chemicals, which could lead to a decrease in demand. As a result of these regulations, customers may avoid purchasing some products in favor of perceived "greener," less hazardous or less costly alternatives which could adversely affect sales of our products. Additional new regulations may require us to incur significant additional compliance costs.

WE MAY NOT BE ABLE TO RESPOND EFFECTIVELY TO TECHNOLOGICAL CHANGES IN OUR INDUSTRY OR IN OUR CUSTOMERS' PRODUCTS.

Our future business success will depend in part upon our ability to maintain and enhance our technological capabilities, develop and market products and applications that meet changing customer needs and successfully anticipate or respond to technological changes on a cost-effective and timely basis. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business, financial condition or results of operations. Moreover, technological and other changes in our customers' products or processes may render some of our products unnecessary, which would reduce the demand for those products. In addition, technical advances by competitors may lead to production of less expensive or more effective products, which could have a material adverse effect on our business, financial condition or results of operations.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS.

We rely on U.S. and foreign patents and trade secrets to protect our intellectual property. We attempt to protect and restrict access to our trade secrets and proprietary information, but it may be possible for a third party to obtain our information and develop similar technologies.

If a competitor infringes upon our patent or other intellectual property rights, enforcing those rights could be difficult, expensive and time-consuming, making the outcome uncertain. Even if we are successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be costly and could divert management's attention.

BECAUSE WE DEPEND ON SEVERAL LARGE CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUES, OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED BY ANY DISRUPTION OF OUR RELATIONSHIP WITH THESE CUSTOMERS OR ANY MATERIAL ADVERSE CHANGE IN THEIR BUSINESSES.

We depend on several large customers for a significant portion of our business. Sales to Nichia Chemical Corporation represented approximately 14% of consolidated net sales in 2010. Sales to the top three customers in the Battery Technologies segment represented approximately 50% of Battery Technologies' net sales in 2010. Any disruption in our relationships with our major customers, including any adverse modification of our agreements with them or their unwillingness or inability to perform their obligations under the agreements, could materially affect our business, financial condition or results of operations. In addition, any material adverse change in the financial condition of any of our major customers could have similar adverse effects.

WE OPERATE IN VERY COMPETITIVE INDUSTRIES, WHICH COULD ADVERSELY AFFECT OUR PROFITABILITY.

We have many competitors. Some of our principal competitors have greater financial and other resources and greater brand recognition than we have. Accordingly, these competitors may be better able to withstand changes in conditions within the industries in which we operate and may have significantly greater operating and financial flexibility than we do. As a result of the competitive environment in the markets in which we operate, we currently face and will continue to face pressure on the sales prices of our products from competitors and large customers. With these pricing pressures, we may experience future reductions in the profit margins on our sales, or may be unable to pass on future raw material price or operating cost increases to our customers, which also would reduce profit margins. As we have few long-term commitments from our customers, this competitive environment could give rise to a sudden loss of business.

INDUSTRY CONSOLIDATION BY COMPETITORS MAY LEAD TO INCREASED COMPETITION AND MAY HARM OUR OPERATING RESULTS.

There has been a trend toward consolidation in our industries. We believe that industry consolidation among our peers may result in stronger competitors with greater financial and other resources that are better able to compete for customers. This could lead to more variability in operating results and could have a material adverse effect on our business, financial condition or results of operations.

FAILURE TO RETAIN AND RECRUIT KEY PERSONNEL WOULD HARM OUR ABILITY TO MEET KEY OBJECTIVES.

Our key personnel are critical to the management and direction of our businesses. Our future success depends, in large part, on our ability to retain key personnel and other capable management personnel. It is particularly important that we maintain our senior management group that is responsible for implementing our strategic transformation. If we were not able to attract and retain talented personnel and replace key personnel should the need arise, the inability could make it difficult to meet key objectives and disrupt the operations of our businesses.

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE.

Historically, our common stock has experienced substantial price volatility, particularly as a result of changes in metal prices, primarily unrefined cobalt, which is our primary raw material in the Advanced Materials segment. In addition, the stock market has experienced and continues to experience significant price and volume volatility that has often been unrelated to our operating performance. These broad market fluctuations may adversely affect the market price of our common stock.

THE INSURANCE THAT WE MAINTAIN MAY NOT FULLY COVER ALL POTENTIAL EXPOSURES.

We maintain property, business interruption and casualty insurance but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental remediation. We are potentially at risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Item 1B. Unresolved Staff Comments

The Company has received no written comments regarding its periodic or current reports from the staff of the Securities and Exchange Commission that were issued 180 days or more preceding the end of its 2010 fiscal year and that remain unresolved.

Item 2. Properties

The Company believes that its plants and facilities, which are of varying ages and of different construction types, have been satisfactorily maintained, are suitable for the Company's operations and generally provide sufficient capacity to meet the Company's production requirements. The depreciation lives of fixed assets associated with leases do not exceed the lives of the leases.

The Company's Kokkola, Finland production facility is situated on property owned by Boliden Kokkola Oy. The Company and Boliden Kokkola Oy share certain physical facilities, services and utilities under agreements with varying expiration dates.

Information regarding the Company's primary offices, research and product development, and manufacturing and refining facilities, is set forth below:

Location	Facility Function*	Segment	Approximate Square Feet	Leased/Owned
Africa:				
Lubumbashi, DRC	M	Advanced Materials	116,000	joint venture (55% owned)
North America:				
Cleveland, Ohio	A	Corporate	24,500	Leased
Westlake, Ohio	A, R	Specialty Chemicals	35,200	Owned
Belleville, Ontario	M	Specialty Chemicals	38,000	Owned
Franklin, Pennsylvania	M	Specialty Chemicals	331,500	Owned
South Plainfield, New Jersey	A, R	Specialty Chemicals	18,400	Leased
Los Gatos, California	M, A	Specialty Chemicals	24,912	Leased
Fremont, California	M, A	Specialty Chemicals	16,000	Leased
Maple Plain, Minnesota	M, A, R	Specialty Chemicals	65,000	Owned
Joplin, Missouri (various locations)	M, A, R	Battery Technologies	352,382	Owned
Joplin, Missouri	M	Battery Technologies	32,600	Leased
Pittsburg, Kansas	M	Battery Technologies	30,000	Leased
Vancouver, British Columbia	M, A, R	Battery Technologies	60,882	Leased
Plano, Texas	M, R	Battery Technologies	19,780	Leased
Seneca, Missouri	M	Battery Technologies	53,383	Owned
Asia-Pacific:				
Kuching, Malaysia	M, A, R,	Specialty Chemicals	55,000	Land-Leased Building - Owned
Tokyo, Japan	A	Advanced Materials	2,300	Leased
Chung-Li, Taiwan	M, A, R	Specialty Chemicals	88,000	Leased
Suzhou, China	M, A	Specialty Chemicals	85,530	Owned
Wuzhong, Suzhou, China	M, A	Specialty Chemicals	30,000	Leased
Shenzen, China	A, W	Specialty Chemicals	25,000	Leased
Singapore (various locations)	M, A, R, W	Specialty Chemicals	164,856	Leased
Europe:				
Kokkola, Finland	M, A, R	Advanced Materials	470,000	Land-Leased Building - Owned
Glenrothes, Scotland	M, A	Specialty Chemicals	80,000	Owned
Riddings, England	M, A, R	Specialty Chemicals	30,000	Leased
Saint Cheron, France	W	Specialty Chemicals	42,030	Owned
Saint Fromond, France	M, A, R	Specialty Chemicals	99,207	Owned
Rousset Cedex, France	A, W	Specialty Chemicals	14,400	Leased
Castres, France	M, A	Specialty Chemicals	43,000	Owned
Lagenfeld, Germany	A, R	Specialty Chemicals	47,430	Leased

* M — Manufacturing/refining; A — Administrative; R — Research and Development; W — Warehouse

Item 3. Legal Proceedings

The Company is a party to various legal and administrative proceedings incidental to its business. The Company believes that disposition of all suits and claims related to its ordinary course of business should not in the aggregate have a material adverse effect on the Company's financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the Company's 2010 fiscal year.

Executive Officers of the Registrant

The information under this item is being furnished pursuant to General Instruction G of Form 10-K.

There is set forth below the name, age, positions and offices held by each of the Company's executive officers, as well as their business experience during the past five years. Dates indicate when the individual was named to or held the indicated position.

Joseph Scaminace — 57

- Chairman and Chief Executive Officer (August 2005)

Kenneth Haber — 60

- Chief Financial Officer (March 2006)
- Interim Chief Financial Officer (November 2005 — March 2006)

Valerie Gentile Sachs — 55

- Vice President, General Counsel and Secretary (September 2005)

Stephen D. Dunmead — 47

- Vice President and General Manager, Specialties (January 2006)
- Vice President and General Manager, Cobalt Group (August 2003 — January 2006)

Gregory J. Griffith — 55

- Vice President, Strategic Planning, Development and Investor Relations (February 2007)
- Vice President, Corporate Affairs and Investor Relations (October 2005 — February 2007)

Michael V. Johnson — 59

- Vice President, Human Resources (November 2010)
- Senior Vice President, Human Resources, FXI Foamex Innovations (January 2008 — October 2010)
- Human Resources Consultant (September 2006 — January 2008)
- Vice President, Human Resources, Sanofi-Aventis (February 2004 — March 2006)

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "OMG". As of December 31, 2010, the number of record holders of the Company's common stock was 1,068.

The high and low market prices for the Company's common stock for each quarter during the past two years are presented in the table below:

	2010			2009		
	Sales Price		Cash	Sales Price		Cash
	High	Low	Dividend	High	Low	Dividend
First quarter	**$36.50**	**$29.83**	**$—**	$24.38	$13.90	$—
Second quarter	**$39.06**	**$23.72**	**$—**	$30.10	$18.94	$—
Third quarter	**$30.91**	**$21.97**	**$—**	$35.97	$25.24	$—
Fourth quarter	**$39.92**	**$29.50**	**$—**	$34.44	$26.41	$—

The Company intends to continue to retain earnings for use in the operation and expansion of the business and therefore does not anticipate paying cash dividends in 2011.

Item 6. Selected Financial Data

(In millions, except per share data)	Year Ended December 31, 2010	2009	2008	2007	2006
Income Statement Data:					
Net sales	**$1,196.6**	$ 871.7	$1,736.8	$1,021.5	$ 660.1
Amounts attributable to OM Group, Inc. common stockholders:					
Income (loss) from continuing operations before cumulative effect of change in accounting principle, net of tax	**$ 82.6**	$ (19.4)	$ 134.9	$ 111.5	$ 23.6
Income from discontinued operations, net of tax	**0.8**	1.5	0.1	135.4	192.2
Cumulative effect of change in accounting principle, net of tax	**—**	—	—	—	0.3
Net income (loss)	**$ 83.4**	$ (17.9)	$ 135.0	$ 246.9	$ 216.1
Net income (loss) per common share attribuable to OM Group, Inc. common stockholders — basic:					
Continuing operations	**$ 2.72**	$ (0.64)	$ 4.48	$ 3.73	$ 0.80
Discontinued operations	**0.02**	0.05	—	4.52	6.55
Cumulative effect of change in accounting principle	**—**	—	—	—	0.01
Net income (loss)	**$ 2.74**	$ (0.59)	$ 4.48	$ 8.25	$ 7.36
Net income (loss) per common share attribuable to OM Group, Inc. common shareholders — assuming dilution:					
Continuing operations	**$ 2.70**	$ (0.64)	$ 4.45	$ 3.68	$ 0.80
Discontinued operations	**0.03**	0.05	—	4.47	6.50
Cumulative effect of a change in accounting principle	**—**	—	—	—	0.01
Net income (loss)	**$ 2.73**	$ (0.59)	$ 4.45	$ 8.15	$ 7.31
Dividends declared and paid per common share	$ —	$ —	$ —	$ —	$ —
Balance Sheet Data:					
Total assets	**$1,772.7**	$1,444.1	$1,434.4	$1,469.2	$1,618.2
Long-term debt, excluding current portion(a)	**$ 90.0**	$ —	$ 26.1	$ 1.1	$ 1.2

(a) Amount in 2006 excludes the $400.0 million of outstanding Notes. On February 2, 2007, the Company notified its noteholders that it had called for redemption all $400.0 million of its outstanding Notes. The Notes were classified as a current liability at December 31, 2006.

Results for 2010 include a $2.1 million pre-tax restructuring charge.

Results for 2009 include a $37.5 million pre-tax goodwill impairment charge, a $12.7 million pre-tax restructuring charge and a $4.7 million pre-tax gain on termination of the retiree medical plan.

Results for 2008 include a $27.7 million pre-tax adjustment to reduce the carrying value of certain inventory to market value, an $8.8 million pre-tax goodwill impairment charge and a $46.6 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns.

Results for 2007 include a pretax and after-tax gain on the sale of the Nickel business of $77.0 million and $72.3 million, respectively. In addition, 2007 results also include a $21.7 million pre-tax charge related to the redemption of the Notes and income tax expense of $45.7 million related to repatriation of cash from overseas primarily as a result of the redemption of the Notes in March 2007.

Results for 2006 include a $12.2 million pre-tax gain related to the sale of common shares of Weda Bay Minerals, Inc. Results for 2006 also include a $3.2 million pre-tax charge for the settlement of litigation related to the former chief executive officer's termination. Income tax expense for 2006 includes $14.1 million to provide additional U.S. income taxes on $384.1 million of undistributed earnings of consolidated foreign subsidiaries in connection with the Company's planned redemption of the Notes in March 2007.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this Annual Report.

General

The Company is a global solutions provider of specialty chemicals, advanced materials, electrochemical energy storage, and technologies crucial to enabling its customers to meet increasingly stringent market and application requirements. The Company believes it is the world's largest refiner of cobalt and producer of cobalt-based specialty products.

The Company is executing a strategy to grow through continued product innovation, as well as tactical and strategic acquisitions. The strategy is part of a transformational process to leverage the Company's core strengths in developing and producing value-added specialty products for dynamic markets while reducing the impact of metal price volatility on financial results. The strategy is designed to allow the Company to deliver sustainable and profitable volume growth in order to drive consistent financial performance and enhance the Company's ability to continue to build long-term shareholder value.

On January 29, 2010, the Company completed the acquisition of EaglePicher Technologies, LLC from EaglePicher Corporation for approximately $172 million in cash. Based in Joplin, Missouri, EaglePicher Technologies is a leader in portable power solutions and energy storage technologies serving aerospace, defense and medical markets, and is developing technologies in advanced power storage to serve alternative energy storage markets. EaglePicher Technologies product offerings can be grouped into two broad categories: (i) proprietary battery products and (ii) complementary battery support products that consist of energetic devices, chargers, battery management systems and distributed products. In fiscal year 2009, EaglePicher Technologies recorded revenues of approximately $125 million, of which 60 percent came from its defense business, 33 percent from its aerospace business and the remainder from its medical business. EaglePicher Technologies is operated and reported within a new segment called Battery Technologies. The results of operations of EaglePicher Technologies have been included in the results of the Company from the date of acquisition.

Segments

As a result of the EaglePicher Technologies acquisition, the Company is now organized into three operating segments: Advanced Materials, Specialty Chemicals and Battery Technologies. The Advanced Materials segment consists of Inorganics, a joint venture that operates a smelter in the Democratic Republic of Congo ("DRC") and metal resale. The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals ("UPC") and Photomasks. The Battery Technologies segment is comprised of the EaglePicher Technologies business.

The Advanced Materials segment manufactures inorganic products using unrefined cobalt and other metals and serves the battery materials, powder metallurgy, ceramics and chemical end markets by providing products with functional characteristics critical to the success of the Company's customers. These products improve the electrical conduction of rechargeable batteries used in portable electronic devices such as cellular phones, video cameras, portable computers and power tools as well as various types of electric vehicles. The smelter joint venture (Groupement pour le Traitement du Terril de Lubumbashi Limited ("GTL")) is consolidated in the Company's financial statements because the Company has a controlling interest in the joint venture. The GTL smelter is a primary source of the Company's cobalt raw material feed.

The Specialty Chemicals segment consists of the following:

Electronic Chemicals: Electronic Chemicals develops and manufactures products for the printed circuit board, memory disk, general metal finishing, electronic packaging and finishing, and photovoltaic markets.

Advanced Organics: Advanced Organics offers products for the coating and inks, chemical and tire markets. Products for the coatings and inks market promote drying and other performance characteristics.

Ultra Pure Chemicals: UPC develops, manufactures and distributes a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers and liquid crystal displays.

Photomasks: Photomasks manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics, microelectronics and micro electro mechanical systems industries under the Compugraphics brand name.

The Battery Technologies segment, which consists of the EaglePicher Technologies business acquired on January 29, 2010, provides advanced batteries, battery materials, battery management systems, battery-related research and energetic devices for the defense, aerospace and medical markets.

Key Market Factors Affecting Advanced Materials Operations

The Company's business is critically connected to both the availability and price of raw materials. The primary raw material used by the Advanced Materials segment is unrefined cobalt. Unrefined cobalt is obtained from three basic sources: primary cobalt mining, as a by-product of another metal (typically copper or nickel), and from recycled material. Cobalt raw materials include ore, concentrate, slag, scrap and metallic feed. The availability of unrefined cobalt is dependent on global market conditions, cobalt prices and the prices of copper and nickel. Also, political and civil instability in supplier countries, variability in supply and worldwide demand, including demand in developing countries such as China, have affected and will likely continue to affect the supply and market price of raw materials. The Company attempts to mitigate changes in availability of raw materials by maintaining adequate inventory levels and long-term supply relationships with a variety of suppliers. The GTL smelter in the DRC is a primary source for the Company's cobalt raw material feed. After smelting in the DRC, cobalt/copper white alloy is sent to the Company's refinery in Kokkola, Finland.

The cost of the Company's raw materials fluctuates due to changes in the cobalt reference price, actual or perceived changes in supply and demand of raw materials, and changes in availability from suppliers. The Company attempts to mitigate increases in raw material prices by passing through such increases to its customers in the prices of its products and by entering into sales contracts that contain variable pricing that adjusts based on changes in the price of cobalt. During periods of rapidly changing metal prices, however, there may be price lags that can impact the short-term profitability and cash flow from operations of the Company both positively and negatively. Fluctuations in the price of cobalt have historically been significant and the Company believes that cobalt price fluctuations are likely to continue in the future. Fluctuations in the price of copper can also impact the short-term profitability and cash flow from operations of the Company both positively and negatively. Declines in the selling prices of the Company's finished goods, which can result from decreases in the reference price of cobalt or other factors, can result in the Company's inventory carrying value being written down to a lower market value.

Executive Overview

The Company's Advanced Materials and Specialty Chemicals segments both achieved significantly improved year-over-year results. An increase in end — market demand resulted in increased sales and product volumes, which together with higher metal prices led to improved operating results during 2010 compared to 2009. The

Company completed the acquisition of EaglePicher Technologies on January 29, 2010. Battery Technologies contributed $113.9 million and $5.1 million to the Company's net sales and operating profit, respectively, during 2010.

The Advanced Materials segment benefitted from an increase in the average cobalt reference price and favorable product mix in 2010 compared to 2009. Demand for fine powders in powder metallurgy applications strengthened significantly from 2009, partially due to customer restocking within the supply chain. These favorable items were partially offset by decreased sales of battery materials, primarily in China.

The Specialty Chemicals segment experienced an increase in operating profit in 2010 compared with 2009, even after excluding the 2009 goodwill impairment and restructuring charges, largely as the result of increased volume due to stronger end-market demand and favorable product mix. During 2009, the Company determined that a portion of Specialty Chemicals goodwill was impaired, resulting in net impairment charges of $37.5 million. Restructuring charges related to the Advanced Organics business were $2.1 million and $12.7 million in 2010 and 2009, respectively.

Battery Technologies operating profit was $3.1 million in both the third and fourth quarter of 2010 compared to $0.4 million in the second quarter of 2010. This increase in operating profit was primarily due to timing of deliveries in Defense and Aerospace and $1.6 million of charges in the second quarter of 2010 related to purchase price accounting for acquired inventories and deferred revenue that did not recur in the third or fourth quarters of 2010.

Consolidated Operating Results for 2010, 2009 and 2008

Set forth below is a summary of the Statements of Consolidated Operations for the years ended December 31,

(thousands of dollars & percent of net sales)	2010		2009		2008	
Net sales	**$1,196,646**		$871,669		$1,736,849	
Cost of products sold (excluding restructuring charges)	**910,094**		693,832		1,384,301	
Restructuring charges	**1,864**		12,054		—	
Gross profit	**284,688**	**23.8%**	165,783	19.0%	352,548	20.3%
Selling, general and administrative expenses	**161,806**	**13.5%**	133,302	15.3%	166,126	9.6%
Goodwill impairment, net	**—**		37,504		8,800	
Restructuring charges	**236**		654		—	
Gain on termination of retiree medical plan	**—**		(4,693)		—	
Operating profit (loss)	**122,646**	**10.2%**	(984)	-0.1%	177,622	10.2%
Other expense, net	**(15,331)**		(74)		(5,334)	
Income tax expense	**(29,656)**		(20,899)		(16,076)	
Income (loss) from continuing operations, net of tax	**77,659**		(21,957)		156,212	
Income from discontinued operations, net of tax	**726**		1,496		92	
Consolidated net income (loss)	**78,385**		(20,461)		156,304	
Net (income) loss attributable to noncontrolling interest	**4,989**		2,604		(21,301)	
Net income (loss) attributable to OM Group, Inc. common stockholders	**$ 83,374**		$ (17,857)		$ 135,003	
Earnings per common share — basic:						
Income (loss) from continuing operations attributable to OM Group, Inc. common stockholders	**$ 2.72**		$ (0.64)		$ 4.48	
Income from discontinued operations attributable to OM Group, Inc. common stockholders	**0.02**		0.05		—	
Net income (loss) attributable to OM Group, Inc. common stockholders	**$ 2.74**		$ (0.59)		$ 4.48	
Earnings per common share — assuming dilution:						
Income (loss) from continuing operations attributable to OM Group, Inc. common stockholders	**$ 2.70**		$ (0.64)		$ 4.45	
Income from discontinued operations attributable to OM Group, Inc. common stockholders	**0.03**		0.05		—	
Net income (loss) attributable to OM Group, Inc. common stockholders	**$ 2.73**		$ (0.59)		$ 4.45	
Weighted average shares outstanding						
Basic	**30,433**		30,244		30,124	
Assuming dilution	**30,565**		30,244		30,358	
Amounts attributable to OM Group, Inc. common stockholders:						
Income (loss) from continuing operations, net of tax	**$ 82,648**		$ (19,353)		$ 134,911	
Income from discontinued operations, net of tax	**726**		1,496		92	
Net income (loss)	**$ 83,374**		$ (17,857)		$ 135,003	

2010 Compared with 2009

The following table identifies, by segment, the components of change in net sales in 2010 compared with 2009:

(In millions)	
2009 Net Sales	$ 871.7
Increase in 2010 from:	
Advanced Materials	148.2
Specialty Chemicals	60.9
Battery Technologies	113.9
Intersegment items	1.9
2010 Net Sales	**$1,196.6**

Net sales increased $324.9 million, or 37.3%, primarily due to increased volume, the increase in the cobalt reference price and the EaglePicher Technologies acquisition. Increased end-market demand drove higher volume in Specialty Chemicals ($50.2 million). Advanced Materials achieved increased cobalt volume ($30.7 million). The improvement in demand was partially due to customer re-stocking within the supply chain in certain end markets. The average cobalt reference price increased from $15.90 in 2009 to $18.74 in 2010, which together with favorable product mix, resulted in higher product selling prices ($68.7 million) in Advanced Materials. Advanced Materials also benefited from an increase in cobalt metal resale ($35.5 million) primarily due to the increase in the average cobalt reference price and increased volume. Advanced Materials copper by-product sales also were higher ($13.3 million) due to the higher average copper price in 2010 compared with 2009, partially offset by lower volume. Favorable selling prices and mix positively affected Specialty Chemicals in 2010 compared to 2009 ($12.3 million). Battery Technologies net sales were $113.9 million in 2010. Excluding Battery Technologies, net sales increased $211.0 million, or 24.2%, in 2010 compared with 2009.

During 2009, the Company commenced a restructuring plan of the Company's Advanced Organics business within the Specialty Chemicals segment to better align the cost structure and asset base of its European carboxylate business to industry conditions resulting from weak customer demand, commoditization of products and overcapacity in that market. The restructuring included exiting the Manchester, England manufacturing facility and disposing of the fixed assets located in the Manchester facility, as well as smaller workforce reductions at other facilities. The majority of position eliminations were completed by mid-2010. The restructuring plan does not involve the discontinuation of any material product lines or other functions for the Advanced Organics business as a whole. Decommissioning and demolition of the Manchester, England facility began during the third quarter of 2010 and is expected to be completed during the first half of 2011. The Company recorded restructuring charges of $2.1 million and $12.7 million in 2010 and 2009, respectively.

Gross profit increased to $284.7 million in 2010, compared with $165.8 million in 2009. The largest factor affecting the $118.9 million increase in gross profit was the increase in the average cobalt reference price that resulted in higher Advanced Materials selling prices, which together with favorable product mix increased gross profit by $48.7 million in 2010 compared with 2009. Also impacting the Advanced Materials segment gross profit was increased cobalt volume ($19.3 million) in 2010 compared to 2009. These improvements to gross profit in the Advanced Materials segment were partially offset by a $22.1 million increase in manufacturing and distribution expenses due to the increase in cobalt volume and costs associated with the maintenance shutdown of the GTL smelter. In the Specialty Chemicals segment, gross profit was affected by increased volume ($27.9 million) and favorable pricing/mix ($11.4 million) and a $3.4 million decrease in manufacturing and distribution expenses. Decreased manufacturing and distribution expenses in the Advanced Organics business due to the restructuring were partially offset by increased manufacturing and distribution expenses in the other Specialty Chemicals businesses due to increased volume. Battery Technologies contributed $18.1 million of gross profit in 2010, after a $3.2 million charge related to purchase accounting adjustments that will not recur, as discussed below. The increase in gross profit as a percentage of net sales (23.8% in 2010 versus 19.0% in 2009) was primarily due to the positive factors discussed above and the decrease in restructuring charges in 2010 compared to 2009.

Inventory acquired as part of the EaglePicher Technologies acquisition was initially recorded at fair value, which involves stepping up the value of acquired finished goods and work-in-process from historical cost of the acquired company to its expected sales value less costs to complete and sell the inventory. As this inventory was sold in the ordinary course of business, the inventory step-up was charged to cost of products sold, which reduced gross profit by $2.4 million in 2010. During 2010, the Company also recorded a $0.8 million reduction in revenue related to amortization of the adjustment to fair value deferred revenue on the acquired balance sheet. The step-up to fair value of inventory acquired and the adjustment to fair value deferred revenue have been fully amortized as of December 31, 2010 and will not recur in the future.

Selling, general and administrative expenses ("SG&A") increased to $161.8 million in 2010 compared with $133.3 million in 2009. The increase was primarily due to $13.1 million of Battery Technologies SG&A expenses, increased employee incentive compensation expense related to the anticipated payouts under the 2010 annual bonus program, a $2.0 million charge in 2010 due to an other-than-temporary decline in the fair value of a cost method investment and $0.9 million in transaction costs associated with the EaglePicher Technologies acquisition. The decrease in SG&A as a percentage of net sales (13.5% in 2010 versus 15.3% in 2009) was due to SG&A expenses being spread over higher net sales.

In 2009, the Company recorded a non-cash charge totaling $37.5 million in the Specialty Chemicals segment for the impairment of goodwill related to the Advanced Organics, UPC and Photomasks businesses.

The Company recognized a $4.7 million gain in 2009 on the termination of its retiree medical plan. As a result of the termination, the accumulated postretirement benefit obligation has been eliminated. The gain is included as a reduction of Corporate expenses.

The following table identifies, by segment, the components of change in operating profit (loss) for 2010 compared with 2009:

(In millions)	
2009 Operating Loss	$ (1.0)
Increase (decrease) in 2010 from:	
Advanced Materials	42.3
Specialty Chemicals	86.5
Battery Technologies	5.1
Corporate	(10.3)
Intersegment items	—
2010 Operating Profit	**$122.6**

The change in operating profit (loss) for 2010 as compared to 2009 was due to the factors discussed above and Battery Technologies operating profit, which includes purchase accounting adjustments of $3.2 million discussed above and $3.2 million of amortization of acquired intangibles.

The following table summarizes the components of Other expense, net:

	Year Ended December 31,		
(In thousands)	**2010**	**2009**	**Change**
Interest expense	**$ (5,255)**	$(689)	$ (4,566)
Interest income	**908**	928	(20)
Foreign exchange gain (loss)	**(10,679)**	(21)	(10,658)
Other expense, net	**(305)**	(292)	(13)
	$(15,331)	$ (74)	$(15,257)

The increase in interest expense is due to the increase in the average amount outstanding under the Revolver during 2010 compared with 2009. The increase in foreign exchange loss is primarily related to the revaluation of non-functional currency cash balances at foreign sites due to changes in exchange rates (primarily the Euro, Malaysian Ringgit and Taiwanese Dollar).

The change in income (loss) from continuing operations before income tax expense for 2010 compared with 2009 was due to the factors discussed above, primarily the affect of the increase in the cobalt reference price, favorable product mix and increased sales volume.

The Company recorded income tax expense of $29.7 million on income from continuing operations before income tax expense of $107.3 million for 2010, resulting in an effective income tax rate of 27.6%. The Company recorded net discrete tax items netting to expense of $5.4 million. This amount included $10.1 million of discrete tax expense related to the GTL joint venture, of which the Company's share is 55%, or $5.6 million. The GTL items are primarily comprised of an $11.5 million charge to reserve a portion of GTL's prepaid income tax balance, and a benefit of $2.6 million primarily related to a return to provision adjustment. Without discrete items, the effective income tax rate for 2010 would have been 22.6%. This rate is lower than the U.S. statutory tax rate primarily due to income earned in tax jurisdictions with lower statutory rates than the U.S. (primarily Finland) and a tax holiday in Malaysia. This was partially offset by losses in certain jurisdictions with no corresponding tax benefit (including the U.S.). During 2009, the Company recorded discrete tax expense items totaling $10.2 million, which included $9.2 million related to GTL of which the Company's 55% share was $5.1 million. Also in 2009, the Company recorded goodwill and intangible asset impairment charges totaling $39.1 million, which are not deductible for tax purposes. Adjusting the pretax loss for the impairment charges and excluding discrete items, the Company's effective income tax rate would have been 28.2% for 2009. This effective tax rate is lower than the U.S. statutory rate due primarily to income earned in foreign tax jurisdictions with lower statutory tax rates than the U.S. (primarily Finland) and a tax holiday in Malaysia, offset by income earned in foreign tax jurisdictions with higher statutory rates than the US, principally the DRC.

Income from discontinued operations in 2010 of $0.7 million was primarily due to a $1.6 million tax benefit related to a prior period error, partially offset by a $1.2 million increase in a tax contingency accrual. Income from discontinued operations of $1.5 million in 2009 was primarily due to the reversal of a $2.0 million tax contingency accrual. Both periods were also impacted by translation adjustments of retained liabilities of businesses sold denominated in a foreign currency.

Net (income) loss attributable to the noncontrolling interest relates to GTL. Since the joint venture is consolidated, the noncontrolling interest is part of total income from continuing operations. Net (income) loss attributable to the noncontrolling interest removes the income (loss) not attributable to OM Group, Inc. Net loss attributable to the noncontrolling interest was $5.0 million in 2010 compared with $2.6 million in 2009. The change was primarily due to the discrete tax items at GTL discussed above and costs associated with the maintenance shutdown of the GTL smelter ($5.7 million), partially offset by the favorable impact of increased deliveries in 2010 compared with 2009 due to timing of arrivals of cobalt raw material to the Kokkola refinery from the DRC smelter.

Income (loss) from continuing operations attributable to OM Group, Inc. was income of $82.6 million, or $2.70 per diluted share, in 2010 compared with a loss of $19.4 million, or $0.64 per diluted share in 2009, due primarily to the aforementioned factors.

Net income (loss) attributable to OM Group, Inc. was income of $83.4 million, $2.73 per diluted share, in 2010, compared with a loss of $17.9 million, or $0.59 per diluted share, in 2009, due primarily to the aforementioned factors.

2009 Compared with 2008

The following table identifies, by segment, the components of change in net sales in 2009 compared with 2008:

(In millions)	
2008 Net Sales	$1,736.8
Decrease in 2009 from:	
Advanced Materials	(720.0)
Specialty Chemicals	(144.9)
Intersegment items	(0.2)
2009 Net Sales	**$ 871.7**

Net sales decreased $865.1 million, or 50%, primarily due to a $398.7 million decrease from lower product selling prices in the Advanced Materials segment, which resulted from a decrease in the average cobalt reference price in 2009 compared with 2008, and a $169.0 million decrease from the resale of cobalt metal. The weak economy drove decreases in volume in both Advanced Materials ($122.0 million) and Specialty Chemicals ($107.8 million) as a result of weak end-market demand and customer de-stocking. Advanced Materials copper by-product sales also were lower ($28.6 million) due to the lower average copper price and decreased volume in 2009 compared with 2008. Unfavorable selling prices and sales mix ($24.1 million) and currency impact ($14.3 million) also negatively impacted net sales in Specialty Chemicals.

During 2009, the Company announced and began to implement a restructuring plan of the carboxylate portion of its Advanced Organics business to better align the cost structure to industry conditions resulting from weak customer demand and overcapacity. The Company recorded charges totaling $12.7 million in 2009 in connection with the restructuring during that period.

Gross profit decreased to $165.8 million in 2009, compared with $352.5 million in 2008. The largest factor affecting the $186.7 million decrease in gross profit was the change in the average cobalt reference price during 2008 and 2009. The average cobalt reference price rose from $40.00 at the beginning of 2008 to near $50.00 by the end of the first quarter and averaged $45.93 and $32.54 per pound in the second and third quarters of 2008, respectively, before dropping to an average of $20.81 per pound in the fourth quarter of 2008. The average reference price of cobalt was $13.37, $14.44, $17.30 and $18.35 in the first, second, third and fourth quarters of 2009, respectively. As a result, 2008 benefited from higher product selling prices due to the high average reference price for cobalt during the first half of 2008 and the favorable effect of a rising cobalt price environment during that period, which resulted in the sale at higher selling prices of products manufactured using lower cost cobalt raw materials. This set of circumstances did not exist during 2009, which included a lower and more stable price environment. The impact of the changing reference price reduced gross profit by $156.9 million in 2009 compared with 2008. As a result of the rapid and significant decline in the cobalt reference price during the second half of 2008, and in particular in the fourth quarter, 2008 results include a $27.7 million charge ($20.7 in Advanced Materials and $7.0 million in Specialty Chemicals) to reduce the carrying value of certain inventories to market value. Also impacting the Advanced Materials segment gross profit was decreased volume ($51.9 million) and a decrease in profit associated with copper by-product sales ($7.2 million). Advanced Materials was favorably impacted by a $23.7 million reduction in manufacturing and distribution expenses due primarily to reduced volume and the Company's profit enhancement initiatives that included reductions in discretionary spending, headcount reductions, and decreased employee incentive compensation; and lower process-based material costs ($15.2 million). In the Specialty Chemicals segment, decreased volume and restructuring charges reduced gross profit by $36.8 million and $12.0 million, respectively. Specialty Chemicals was favorably impacted by a $12.6 million reduction in manufacturing and distribution expenses due primarily to the reduced volume and the Company's profit enhancement initiatives described above. The decrease in gross profit as a percentage of net sales (19.0% in 2009 versus 20.3% in 2008) was primarily due to the favorable effect of higher cobalt selling prices in 2008 partially offset by the $27.7 million inventory adjustment, as compared with the conditions that existed during 2009, which included the $12.0 million restructuring charge and fixed expenses spread over lower sales revenues.

SG&A decreased to $133.3 million in 2009 compared with $166.1 million in 2008. The decline in SG&A was primarily attributable to overall reduced spending due to reduced volume and the Company's profit enhancement initiatives, including headcount reductions and decreased employee incentive compensation. The increase in SG&A as a percentage of net sales (15.3% in 2009 versus 9.6% in 2008) was due to SG&A expenses being spread over lower net sales.

In 2009, the Company recorded a non-cash charge totaling $37.5 million in the Specialty Chemicals segment for the impairment of goodwill related to the Advanced Organics, UPC and Photomasks businesses.

The Company recognized a $4.7 million gain in 2009 on the termination of its retiree medical plan. As a result of the termination, the accumulated postretirement benefit obligation has been eliminated. The gain is included as a reduction of Corporate expenses.

The change in operating profit (loss) for 2009 compared with 2008 was due to the factors discussed above, primarily changes in cobalt price, reduced volumes and goodwill impairment charges, partially offset by cost reductions. The following table identifies, by segment, the components of change in operating profit (loss) for 2009 compared with 2008:

(In millions)	
2008 Operating Profit	$ 177.6
Increase (decrease) in 2009 from:	
Advanced Materials	(150.2)
Specialty Chemicals	(38.2)
Corporate	10.2
Intersegment items	(0.4)
2009 Operating Loss	**$ (1.0)**

Other income (expense), net for 2009 was expense of $0.1 million compared with expense of $5.3 million in 2008. The following table summarizes the components of Other income (expense), net:

	Year Ended December 31,		
(In thousands)	**2009**	**2008**	**Change**
Interest expense	**$(689)**	$(1,597)	$ 908
Interest income	**928**	1,920	(992)
Foreign exchange gain (loss)	**(21)**	(3,744)	3,723
Other expense, net	**(292)**	(1,913)	1,621
	$ (74)	$(5,334)	$5,260

The change in income (loss) from continuing operations before income tax expense for 2009 compared with 2008 was due to the factors discussed above, primarily the impact of the decline in the cobalt reference price, the negative impact on demand caused by the deterioration of the global economy, the goodwill and intangible asset impairment charges and the restructuring charge.

Income tax expense in 2009 was $20.9 million on pre-tax loss of $1.1 million, resulting in a negative tax rate, compared to income tax expense in 2008 of $16.1 million on pre-tax income of $172.3 million, or 9.3%. During 2009, the Company recorded discrete tax expense items totaling $10.2 million, which included $9.2 million related to GTL in the DRC, (of which the Company's share is 55%). Also in 2009, the Company recorded goodwill and intangible asset impairment charges totaling $39.1 million, which are not deductible for tax purposes. Adjusting the pretax loss for the impairment charges and excluding the discrete items, the Company's effective income tax rate would have been 28.2% for 2009. This effective tax rate is lower than the U.S. statutory rate due primarily to income earned in foreign tax jurisdictions with lower statutory tax rates than the U.S. (primarily Finland) and a tax holiday in Malaysia, offset by income earned in foreign tax jurisdictions with higher statutory rates than the US, principally the DRC. During 2008, the Company completed an analysis of foreign tax credit positions and recorded a $46.6 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. Excluding the tax benefit related to the foreign tax credits, the Company's effective income tax rate would have been 36.4% for 2008. In 2008, the effective tax rate, excluding the foreign tax credit noted above, was higher than the U.S. statutory rate due to several factors: the non-deductible goodwill impairment charge, the cost of repatriating foreign earnings and the ability to recognize tax benefits for only a portion of U.S. losses.

Income from discontinued operations in 2009 of $1.5 million was primarily due to the reversal of a $2.0 million tax contingency accrual partially offset by translation adjustments of retained liabilities of businesses sold denominated in a foreign currency.

Net (income) loss attributable to noncontrolling interest relates to the Company's 55%-owned smelter joint venture in the DRC. Since the joint venture is consolidated, the noncontrolling interest is included in income from continuing operations. Net loss attributable to noncontrolling interest of $2.6 million in 2009 compared with net income attributable to noncontrolling interest of $21.3 million in 2008. The change was due to the unfavorable impact of lower cobalt prices, decreased deliveries and increased tax expense in 2009 compared with 2008.

Income (loss) from continuing operations attributable to OM Group, Inc. was a loss of $19.4 million, or $0.64 per diluted share in 2009, compared with income of $134.9 million, or $4.45 per diluted share in 2008, due primarily to the aforementioned factors.

Net income (loss) attributable to OM Group, Inc. was a loss of $17.9 million, or $0.59 per diluted share, in 2009, compared with income of $135.0 million, or $4.45 per diluted share, in 2008. The decrease was due primarily to the aforementioned factors.

Segment Results and Corporate Expenses

Advanced Materials

For the year ended December 31,

(Millions of dollars)	**2010**	**2009**	**2008**
Net sales	**$620.6**	$472.4	$1,192.4
Operating profit	**$ 95.6**	$ 53.3	$ 203.5

The following table reflects the volumes in the Advanced Materials segment:

	2010	**2009**	**2008**
Volumes (metric tons)			
Product sales volume*	**14,246**	13,517	15,679
Other sales volume (cobalt metal resale and by-product sales)	**11,186**	13,556	15,771
Cobalt refining volume	**9,413**	8,962	9,639

* Excludes cobalt metal resale and by-product sales.

The following table summarizes the percentage of sales dollars by end market for the year ended December 31,

	2010	2009	2008
Battery Materials	**42%**	49%	46%
Chemical	**13%**	14%	12%
Powder Metallurgy	**14%**	7%	11%
Ceramics	**5%**	4%	4%
Other*	**26%**	26%	27%

* Other includes cobalt metal resale and copper by-product sales.

The following table summarizes the percentage of sales dollars by region for the year ended December 31,

	2010	2009	2008
Americas	**13%**	9%	9%
Asia	**47%**	55%	49%
Europe	**40%**	36%	42%

The following table summarizes the average quarterly reference price per pound of low grade cobalt (as published in *Metal Bulletin* magazine):

	2010	2009	2008
First Quarter	**$20.11**	$13.37	$46.19
Second Quarter	**$19.36**	$14.44	$45.93
Third Quarter	**$18.10**	$17.30	$32.54
Fourth Quarter	**$17.41**	$18.35	$20.81
Full Year	**$18.74**	$15.90	$36.58

The following table summarizes the average quarterly London Metal Exchange ("LME") price per pound of copper:

	2010	2009	2008
First Quarter	**$3.29**	$1.56	$3.52
Second Quarter	**$3.18**	$2.12	$3.83
Third Quarter	**$3.28**	$2.65	$3.49
Fourth Quarter	**$3.91**	$3.01	$1.80
Full Year	**$3.42**	$2.34	$3.16

2010 Compared with 2009

Net Sales

The following table identifies the components of change in net sales:

(In millions)	
2009 Net Sales	$ 472.4
Increase (decrease) in 2010 from:	
Selling price/mix	68.7
Cobalt volume	30.7
Cobalt metal resale	35.5
Copper by-product (price and volume)	13.3
2010 Net Sales	**$620.6**

The increase in net sales in 2010 was due primarily to increased product selling prices which resulted from an increase in the average cobalt reference price from 2009 to 2010, favorable product mix and increased volume.

Favorable product mix was primarily the result of increased demand, primarily in the powder metallurgy market. Increased demand for fine powders in powder metallurgy applications due in part to customer restocking within the supply chain was partially offset by decreased sales of battery materials, primarily in China. The shift in product mix and increased cobalt volume resulted in higher net sales dollars and operating profit as discussed below. Cobalt metal resale was also positively affected by the increase in the cobalt price and increased volume. The increase in copper by-product sales in 2010 was due to the higher average copper price in 2010 compared with 2009, partially offset by decreased volume. The decrease in copper volume in 2010 compared to 2009 was primarily due to changes in the mix of feed.

Operating Profit

The following table identifies the components of change in operating profit:

(In millions)	
2009 Operating Profit	$ 53.3
Increase (decrease) in 2010 from:	
Price (including cobalt metal resale)	48.7
Cobalt volume (including cobalt metal resale)	19.3
Process-based material cost	(2.7)
Copper by-product (price and volume)	(0.5)
Manufacturing and distribution expenses	(22.1)
Foreign currency	3.2
Other by-product (price and volume)	0.7
SG&A expenses	(6.5)
Other	2.2
2010 Operating Profit	**$95.6**

The increase in operating profit in 2010 compared with 2009 periods was primarily due to favorable cobalt price basis as 2010 benefited from higher product selling prices due to the higher average reference price for cobalt during 2010 and higher cobalt volume. These items were partially offset by increased manufacturing and distribution expenses. The increase in manufacturing and distribution expenses in 2010 was due to $5.7 million of expense associated with the maintenance shut-down of the GTL smelter and the increase in cobalt volume. The decrease in operating profit associated with copper by-product sales was due to decreased volume primarily due to changes in the mix of feed partially offset by favorable copper price. SG&A expenses include a $2.0 million charge in 2010 due to an other-than-temporary decline in the fair value of a cost method investment.

2009 Compared with 2008

Net Sales

The following table identifies the components of change in net sales:

(In millions)	
2008 Net Sales	$1,192.4
Decrease in 2009 from:	
Selling price	(398.7)
Cobalt metal resale	(169.0)
Volume	(122.0)
Copper (price and volume)	(28.6)
Other	(1.7)
2009 Net Sales	**$ 472.4**

The net sales decrease in 2009 was due primarily to decreased product selling prices that resulted from a decrease in the average cobalt reference price. Cobalt metal resale was also negatively impacted by the decrease in the cobalt price. Weak worldwide economic conditions drove decreases in volume, which impacted all end markets including cobalt metal resale. Copper by-product sales were lower due to the lower average copper price and decreased volume in 2009 compared with 2008.

Operating Profit

The following table identifies the components of change in operating profit:

(In millions)	
2008 Operating Profit	$ 203.5
2008 Lower of cost or market inventory charge	20.7
2008 Loss on cobalt forward purchase contract	2.7
Increase (decrease) in 2009 from:	
Price (including cobalt metal resale)	(156.9)
Volume (including cobalt metal resale)	(51.9)
Copper by-product (price and volume)	(7.2)
Other by-product (price and volume)	(5.7)
Process-based material costs	15.2
Foreign currency	5.3
Reductions in manufacturing and distribution expenses	23.7
Reductions in SG&A expenses	8.0
Other	(4.1)
2009 Operating Profit	**$ 53.3**

The decrease in operating profit in 2009 compared to 2008 was primarily due to unfavorable cobalt pricing as 2008 benefited from higher product selling prices due to the high average reference price for cobalt during 2008 and the favorable effect of a rising cobalt price environment during the first half of 2008, which resulted in the sale at higher selling prices of products manufactured using lower cost cobalt raw materials. This set of circumstances did not exist during 2009, which included a lower and more stable price environment. Operating profit was also impacted by decreased volume as the deterioration of the global economy resulted in weak demand in all end markets. However, on a sequential basis, operating profit increased from $11.4 million in the first half of 2009 to $41.9 million in the second half of 2009, due to increased demand across all end markets and the favorable effect of a rising cobalt price environment. The decrease in profit associated with copper by-product sales in 2009 compared to 2008 was due to both lower price and decreased volume associated with differences in raw material mix. These items were partially offset by decreased manufacturing and distribution and SG&A expenses, lower process-based material costs and a favorable currency impact. Manufacturing and distribution and SG&A expenses decreased primarily due to overall reduced spending in response to the weak global economic conditions including reductions in discretionary spending, headcount reductions, and decreased employee incentive compensation. The favorable currency impact was primarily the result of the stronger U.S. Dollar against the Euro in 2009 compared to 2008.

Specialty Chemicals Segment

For the year ended December 31,

(Millions of dollars)	**2010**	**2009**	**2008**
Net sales	**$462.7**	$401.8	$546.7
Operating profit (loss)	**$ 59.6**	$ (27.0)	$ 11.2

The following table summarizes the percentage of sales dollars by end market for the year ended December 31,

	2010	2009	2008
Semiconductor	**27%**	27%	24%
Coatings	**15%**	18%	18%
Tire	**10%**	11%	14%
Printed Circuit Boards	**20%**	20%	17%
Memory Disk	**11%**	10%	10%
Chemical	**9%**	9%	11%
General Metal Finishing	**3%**	2%	2%
Other	**5%**	3%	4%

The following table summarizes the percentage of sales dollars by region for the year ended December 31,

	2010	2009	2008
Americas	**26%**	28%	29%
Asia	**47%**	44%	39%
Europe	**27%**	28%	32%

The following table reflects the volumes in the Specialty Chemicals segment for the year ended December 31,

	2010	2009	2008
Volumes			
Advanced Organics sales volume — metric tons	**22,002**	21,787	28,956
Electronic Chemicals sales volume — gallons (thousands)	**11,081**	8,994	11,270
Ultra Pure Chemicals sales volume — gallons (thousands)	**5,973**	4,564	5,152
Photomasks — number of masks	**30,632**	27,065	27,834

2010 Compared with 2009

Net Sales

The following table identifies the components of change in net sales:

(In millions)	
2009 Net Sales	$401.8
Increase (decrease) in 2010 from:	
Volume	50.2
Selling price/mix	12.3
Foreign currency	(2.8)
Other	1.2
2010 Net Sales	**$462.7**

The $60.9 million increase in net sales in 2010 compared to 2009 was primarily due to increased volume and favorable selling price/mix. 2009 was unfavorably impacted by decreased volumes across all end markets due to customers' inventory de-stocking, primarily during the first half of 2009, and weak customer demand as a result of the global economic conditions.

Operating Profit (Loss)

The following table identifies the components of change in operating profit (loss):

(In millions)	
2009 Operating Loss	$(27.0)
2009 Goodwill impairment, net	37.5
2009 Intangible asset impairment, net	1.6
2009 Restructuring charge	12.7
Increase (decrease) in 2010 from:	
Volume	27.9
Price/Mix	11.4
Manufacturing and distribution expenses	3.4
Selling, general and administrative expenses	(6.2)
2010 Restructuring charge	(2.1)
Foreign currency	(0.8)
Other	1.2
2010 Operating Profit	**$59.6**

The operating profit increase in 2010 compared to 2009 was primarily due to the 2009 charges for the impairment of goodwill, the 2009 restructuring charge, increased sales volume and favorable product pricing/mix in 2010 and favorable manufacturing and distribution expenses. Favorable manufacturing and distribution expenses in the Advanced Organics business due to the restructuring were partially offset by increased manufacturing and distribution expenses in the other Specialty Chemicals businesses due to increased volume. These favorable items were partially offset by increased SG&A expenses and the 2010 restructuring charge. The increase in SG&A was primarily attributable to overall increased spending due to increased volume and increased employee incentive compensation in 2010.

2009 Compared with 2008

Net Sales

The following table identifies the components of change in net sales:

(In millions)	
2008 Net Sales	$ 546.7
Increase (decrease) in 2009 from:	
Volume	(107.8)
Selling price/mix	(24.1)
Foreign currency	(14.3)
Other	1.3
2009 Net Sales	**$401.8**

The $144.9 million decrease in net sales in 2009 compared to 2008 was primarily due to decreased volume. Volumes were down across all end markets due to customers' inventory de-stocking, primarily during the first half of 2009, and weak demand as a result of the global economic conditions. Unfavorable selling prices, sales mix and the stronger U.S. dollar also negatively impacted net sales.

Operating Profit

The following table identifies the components of change in operating profit (loss):

(In millions)	
2008 Operating Profit	$ 11.2
2008 Goodwill impairment	8.8
2008 Intangible asset impairment charge	0.2
2008 Lower of cost or market inventory charge	7.0
Increase (decrease) in 2009 from:	
Volume	(36.8)
Price/Mix	0.7
Reductions in manufacturing and distribution expenses	12.6
Reductions in selling, general and administrative expenses	17.6
Foreign currency	4.4
Other	(0.9)
2009 Goodwill impairment, net	(37.5)
2009 Intangible asset impairment charges	(1.6)
2009 Restructuring charges	(12.7)
2009 Operating Loss	**$(27.0)**

The $38.2 million decrease in operating profit (loss) in 2009 compared to 2008 included non-cash charges for the impairment of goodwill related to the UPC, Photomasks and Advanced Organics businesses and non-cash intangible asset impairment charges ($1.6 million in 2009 compared to $0.2 million in 2008). See Note 6 to the Consolidated Financial Statements in this Form 10-K for further discussion of the goodwill and intangible asset impairment charges. In addition, the Company recorded restructuring charges totaling $12.7 million in 2009. See Note 7 to the Consolidated Financial Statements in this Form 10-K for further discussion of the restructuring charge. The decrease in sales volume that drove the decrease in net sales discussed above also impacted operating loss in 2009. These unfavorable items were significantly offset by decreased manufacturing and distribution and SG&A expenses as a result of a reduction in discretionary spending, headcount reductions, and decreased employee incentive compensation.

Battery Technologies

	Year Ended	**Three Months Ended**			
	December 31, 2010	**December 31, 2010**	**September 30, 2010**	**June 30, 2010**	**March 31, 2010**
(Millions of dollars)					
Net sales	**$113.9(a)**	**$31.2**	**$35.7**	**$28.4**	**$18.6(a)**
Operating profit	**$ 5.1(a)**	**$ 3.1**	**$ 3.1(b)**	**$ 0.4(b)**	**$ (1.5)(a)(b)**

(a) Includes activity since the acquisition of EaglePicher Technologies on January 29, 2010.

(b) Includes purchase accounting adjustments which reduced operating profit by $1.5 million, $1.6 million and $0.1 million in the first second and third quarters of 2010, respectively, for acquired inventories and deferred revenue. These charges will not recur in the future.

The Battery Technologies segment tracks backlog in order to assess its current business development effectiveness and to assist in forecasting future business needs and financial performance. Backlog is equal to the value of unfulfilled orders for which funding is contractually obligated by the customer and for which revenue has not been recognized. Backlog is converted into sales as work is performed or deliveries are made. At December 31, 2010, backlog of $35.1 million (or 26%) is not expected to be converted into sales during the next twelve months.

The following table sets forth backlog in the Battery Technologies segment as of:

(In millions)	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010
Defense	$ 88.7	$ 72.0	$ 74.9	$ 79.8
Aerospace	40.2	42.5	41.4	43.3
Medical	6.0	6.1	7.4	6.9
	$134.9	$120.6	$123.7	$130.0

Net backlog increased at December 31, 2010 compared to September 30, 2010 primarily due to orders in excess of deliveries in Defense, partially offset by deliveries in excess of orders in Aerospace and Medical. The decrease in Aerospace backlog is partially due to the delay of certain government programs.

The following table summarizes the percentage of sales dollars by end market for the Battery Technologies segment:

	Year Ended December 31,		
	2010	2009	2008
Defense	55%	n/a	n/a
Aerospace	39%	n/a	n/a
Medical	6%	n/a	n/a

Net Sales

Battery Technologies net sales of $113.9 million for 2010 represents the net sales results of the EaglePicher Technologies business following the acquisition that was completed on January 29, 2010. On a sequential basis, Battery Technology net sales decreased $4.5 million, or 12.6%, in the fourth quarter of 2010 compared to the third quarter of 2010, primarily due to timing of deliveries in Aerospace.

Operating Profit

Battery Technologies operating profit for 2010 represents the results of the EaglePicher Technologies business following the acquisition on January 29, 2010. Included in the $5.1 million operating profit is a $2.4 million charge related to the step-up to fair value of inventory acquired as of January 29, 2010 and sold in the ordinary course of business, a $0.8 million reduction in revenue related to the amortization of the adjustment to fair value deferred revenue and $3.2 million of amortization of acquired intangibles. The step-up to fair value of inventory acquired and the adjustment to fair value deferred revenue have been fully amortized as of December 31, 2010 and will not recur in the future.

Corporate Expenses

Corporate expenses consist of corporate overhead supporting the Advanced Materials, Specialty Chemicals and Battery Technologies segments but not specifically allocated to an operating segment, including certain legal, finance, human resources and strategic development activities, as well as all share-based compensation.

2010 Compared with 2009

Corporate expenses were $37.6 million in 2010 compared with $27.3 million in 2009. Corporate expenses in 2010 include increased employee incentive compensation expense primarily due to anticipated payouts under the 2010 annual incentive plan. There were no payouts under the 2009 annual incentive plan. Also, 2009 includes a $4.7 million gain on the termination of the Company's retiree medical plan.

2009 Compared with 2008

Corporate expenses were $27.3 million in 2009 compared with $37.5 million in 2008. Corporate expense in 2009 is net of a $4.7 million gain for the termination of the Company's retiree medical plan. Also contributing to the $10.2 million decrease in corporate expenses from 2008 is a decrease in employee incentive and share-based compensation expense in 2009 compared with 2008. This decrease was primarily due to a significant reduction in anticipated annual incentive compensation (including no payout under the 2009 annual incentive plan), a reduction in the number of time-based restricted shares outstanding, and a reduction in expense related to performance-based incentive compensation as the probability of achievement/vesting decreased. These items were partially offset by $1.3 million in transaction costs related to the acquisition of EaglePicher Technologies that were expensed in 2009.

Liquidity and Capital Resources

Cash Flow Summary

The Company's cash flows from operating, investing and financing activities for 2010, 2009 and 2008, as reflected in the Statements of Consolidated Cash Flows, are summarized and discussed in the following tables (in millions) and related narrative:

	2010	2009	change
Net cash provided by (used for):			
Operating activities	**$ 126.6**	$165.5	$ (38.9)
Investing activities	**(199.8)**	(30.5)	(169.3)
Financing activities	**120.3**	(26.7)	147.0
Discontinued operations-net cash used for operating activities	**(0.1)**	(0.4)	0.3
Effect of exchange rate changes on cash	**(1.8)**	2.7	(4.5)
Net change in cash and cash equivalents	**$ 45.2**	$110.6	$ (65.4)

Net cash provided by operating activities was $126.6 million in 2010 compared with net cash provided by operations of $165.5 million in 2009. The 2010 amount was primarily due to $77.7 million of income from continuing operations plus the following factors:

- depreciation and amortization expense of $54.1 million;
- an $11.5 million non-cash charge to establish an allowance against GTL's prepaid tax asset; and
- a $10.7 million non-cash foreign exchange loss.

These items were partially offset by a $40.3 million reduction in net working capital (defined as inventory plus accounts receivable less accounts payable) reflecting a decrease in inventories and accounts payable and an increase in accounts receivable. In 2009, net cash provided by operations of $165.5 million was primarily due to the $22.0 million loss from continuing operations in 2009, the change in net working capital (defined as inventory plus accounts receivable less accounts payable) which contributed positive cash flows of $73.6 million in 2009, depreciation and amortization expense of $53.8 million, and the $37.5 million non-cash goodwill impairment charge.

Net cash used for investing activities was $199.8 million in 2010 compared with net cash used for investing activities of $30.5 million in 2009. The amount in 2010 includes $172.0 million for the EaglePicher Technologies acquisition.

Net cash provided by financing activities was $120.3 million in 2010 compared with net cash used for financing activities of $26.7 million in 2009. 2010 includes net borrowings under the Company's Revolver of $120.0 million to fund the EaglePicher Technologies acquisition. 2009 includes repayment of debt of $26.1 million.

	2009	2008	change
Net cash provided by (used for):			
Operating activities	**$165.5**	$172.1	$ (6.6)
Investing activities	**(30.5)**	(17.9)	(12.6)
Financing activities	**(26.7)**	(6.7)	(20.0)
Discontinued operations-net cash used for operating activities	**(0.4)**	—	(0.4)
Effect of exchange rate changes on cash	**2.7**	(2.9)	5.6
Net change in cash and cash equivalents	**$110.6**	$144.6	$(34.0)

The decrease in net cash flows from operating activities was primarily due to the $22.0 million loss from continuing operations in 2009 compared to $156.2 million of income from continuing operations in 2008, partially offset by the following factors:

- the change in net working capital (defined as inventory plus accounts receivable less accounts payable) which contributed positive cash flows of $73.6 million in 2009 compared to $0.9 million in 2008;
- the impact of the $56.8 million change in refundable, prepaid and accrued income taxes. The 2008 refundable, prepaid and accrued income taxes included the impact of the tax benefit related to the recording of the tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns of $46.6 million, which is expected to be received in 2010; and
- a $33.6 million change in cash flows associated with advances to suppliers.

Net cash used for investing activities is due primarily to capital expenditures of $25.7 million and $30.7 million in the 2009 and 2008 period, respectively. Net cash used for investing activities in the 2008 period also includes proceeds from settlement of cobalt forward purchase contracts ($10.7 million); proceeds from loans to consolidated joint venture partners ($10.3 million); and cash payments made in 2008 for professional fees incurred in connection with the REM and Borchers acquisitions.

Cash used for financing activities in 2009 is primarily repayment of all of the Company's outstanding debt of $26.1 million. Cash used for financing activities in 2008 included $24.5 million net borrowings under the revolving credit agreement, partially offset by a $26.2 million distribution to the DRC smelter joint venture partners.

Financial Condition

Cash and cash equivalents were $400.6 million at December 31, 2010, compared to $355.4 million at December 31, 2009. The increase in cash of $45.2 million was the net impact of $126.6 million provided by operating activities, $199.8 million used for investing activities, and $120.3 million provided by financing activities, offset by a $1.8 million decrease in cash due to unfavorable changes in exchange rates. Expected uses of cash include working capital needs, planned capital expenditures and future acquisitions.

Cash balances are held in numerous locations throughout the world. As of December 31, 2010, 87% of the Company's cash and cash equivalents were held outside the United States. Most of the amounts held outside the U.S. could be repatriated to the U.S. but, under current law, would be subject to U.S. income taxes, less applicable foreign tax credits. The Company's intent is to retain such cash balances outside of the U.S. and to meet U.S. liquidity needs through cash generated from operations in the U.S., external borrowings, or both.

Debt and Other Financing Activities

On March 8, 2010, the Company entered into a new $250.0 million secured revolving credit facility (the "Revolver"). The Revolver replaced the Company's prior revolving credit facility that was scheduled to expire in December 2010. The Revolver includes an "accordion" feature under which the Company may increase the Revolver's availability by $75.0 million to a maximum of $325.0 million, subject to certain customary conditions and the agreement of current or new lenders to accept a portion of the increased commitment. To date, the Company has not sought to borrow under the accordion feature. Obligations under the Revolver are guaranteed by the Company's present and future subsidiaries (other than immaterial subsidiaries, joint ventures and certain foreign subsidiaries) and are secured by a lien on substantially all of the personal property assets of the Company and subsidiary guarantors, except that the lien on the shares of first-tier foreign subsidiaries is limited to 65% of such shares.

The Revolver requires the Company to maintain a minimum consolidated interest coverage ratio of no less than 3.50 to 1.00 and a maximum consolidated leverage ratio of not more than 2.50 to 1.00. At December 31, 2010, the Company's interest coverage ratio was 24.36 to 1.00 and its leverage ratio was .71 to 1.00. Both of the financial covenants are tested quarterly for each trailing four-consecutive-quarter period. Other covenants in the Revolver limit consolidated capital expenditures to $50.0 million per year and also limit the Company's ability to incur additional indebtedness, make investments, merge with another corporation, dispose of assets and pay dividends. As of December 31, 2010, the Company was in compliance with all of the covenants under the Revolver.

The Company has the option to specify that interest be calculated based either on a London interbank offered rate ("LIBOR") or on a variable base rate, plus, in each case, a calculated applicable margin. The applicable margins range from 1.25% to 2.00% for base rate loans and 2.25% to 3.00% for LIBOR loans. The Revolver also requires the payment of a fee of 0.375% to 0.5% per annum on the unused commitment and a fee on the undrawn amount of letters of credit at a rate equal to the applicable margin for LIBOR loans. The applicable margins and unused commitment fees are subject to adjustment quarterly based upon the leverage ratio. The Revolver provides for interest-only payments during its term, with all unpaid principal due at maturity on March 8, 2013. Outstanding borrowing under the Revolver totaled $120.0 million at December 31, 2010. There were no amounts outstanding under the prior credit facility at December 31, 2009.

During 2008, the Company's Finnish subsidiary, OMG Kokkola Chemicals Oy ("OMG Kokkola"), entered into a € 25 million credit facility agreement (the "Credit Facility"). Under the Credit Facility, subject to the lender's discretion, OMG Kokkola can draw short-term loans, ranging from one to nine months in duration, in U.S. dollars at LIBOR plus a margin of 0.55%. The Credit Facility has an indefinite term, and either party can immediately terminate the Credit Facility after providing notice to the other party. The Company agreed to unconditionally guarantee all of the obligations of OMG Kokkola under the Credit Facility. There were no borrowings outstanding under the Credit Facility at December 31, 2010 or 2009.

The Company believes that cash flow from operations, together with its strong cash position and the availability of funds to the Company under the Revolver and to OMG Kokkola under the Credit Facility, will be sufficient to meet working capital needs and planned capital expenditures during the next twelve months.

Capital Expenditures

Capital expenditures in 2010 were $26.4 million, which were related primarily to ongoing projects to maintain current operating levels and were funded through cash flows from operations. The Company expects to incur capital spending of approximately $40 million to $50 million in 2011 primarily for projects to expand capacity; to maintain and improve throughput; for compliance with environmental, health and safety regulations; and for other fixed asset additions at existing facilities. The Company expects to fund 2011 capital expenditures through cash generated from operations and cash on hand at December 31, 2010.

Pension Plans

As a result of the EaglePicher Technologies acquisition, the Company assumed the EaglePicher Technologies defined benefit pension obligations, made up of two frozen defined benefit pension plans and two active partially-funded defined benefit pension plans. The Company also has a funded, non-contributory, defined benefit pension plan for certain retired employees in the United States related to the Company's divested SCM Metal Products, Inc. business and an unfunded obligation to its former chief executive officer in settlement of an unfunded supplemental executive retirement plan ("SERP"). Certain non-U.S. employees are covered under other defined benefit plans.

The Statements of Consolidated Operations include defined benefit pension expense of $3.1 million, $1.3 million and $0.9 million in 2010, 2009 and 2008, respectively. At December 31, 2010, the Company's projected benefit obligation exceeded the fair value of plan assets by $63.4 million. The Company expects to contribute $7.6 million and $0.1 million to its U.S. and non-U.S. pension plans, respectively, in 2011. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the benefit obligation and other market or regulatory conditions. Accordingly, actual funding may differ significantly from current estimates. Calculations of the amount of defined benefit pension expense and obligations depend on the assumptions used in the actuarial valuations. See Critical Accounting Policies below for further discussion of the Company's assumptions related to its pension plans.

Contractual Obligations

The Company has entered into contracts with various third parties in the normal course of business that will require future payments. The following table summarizes the Company's contractual cash obligations and their expected maturities at December 31, 2010 (in thousands).

	Payments due by period						
	2011	2012	2013	2014	2015	Thereafter	Total
Purchase and other obligations(1)	$294,788	$45,961	$ 1,414	$1,167	$ 908	$ 887	$345,125
Revolving credit facility	30,000	—	90,000	—	—	—	120,000
Interest payments on revolving credit facility	3,800	3,455	612	—	—	—	7,867
Capital lease obligations (principal and interest)	757	620	510	394	378	1,932	4,591
Operating lease obligations	6,219	4,708	2,283	1,844	1,815	9,534	26,403
Total	$335,564	$54,744	$94,819	$3,405	$3,101	$12,353	$503,986

(1) For 2011 through 2015, purchase obligations include raw material contractual obligations reflecting estimated future payments based on committed tons of material per the applicable contract multiplied by the reference price of each metal. The price used in the computation is the average daily price for the last week of December 2010 for each respective metal. Commitments made under these contracts represent future purchases in line with expected usage.

Interest payments are calculated based upon the Company's anticipated payment schedule using December 31, 2010 interest rates adjusted for the related interest rate swap agreements.

Pension funding can vary significantly each year due to changes in the market value of plan assets, legislation and the Company's funding decisions to contribute any excess above the minimum legislative funding requirements. As a result, pension funding has not been included in the table above. The Company expects to contribute $7.6 million and $0.1 million related to its U.S. and non-U.S. pension plans, respectively, in 2011. Pension benefit payments are made from assets of the pension plan. The Company also has an unfunded obligation to its former chief executive officer in settlement of an unfunded supplemental executive retirement plan, for which the Company expects to make annual benefit payments of approximately $0.7 million.

At December 31, 2010, the liability for uncertain tax positions includes $4.7 million for which it is reasonably possible that the uncertainty will be resolved within the next twelve months. However, the decrease would not result in any cash payments as the Company would be able to utilize available foreign tax credits. The Company is not able to reasonably estimate the period in which cash outflows related to the remaining $16.6 million of uncertain tax positions could occur. See Note 12 to the Consolidated Financial Statements for further discussion of the Company's uncertain tax positions.

Off Balance Sheet Arrangements

The Company has not entered into any off balance sheet financing arrangements, other than operating leases, which are disclosed in the contractual obligations table above and in Note 18 to the Consolidated Financial Statements included in Item 8 of this Form 10-K.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company's management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made their best estimates and judgments of certain amounts included in the financial statements related to the critical accounting policies described below. The application of these critical accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact the comparability of the Company's results of operations to similar businesses.

Revenue Recognition — Revenues are recognized when the revenue is realized or realizable, and has been earned, in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements." The majority of the Company's sales are related to sales of product. Revenue for product sales is recognized when persuasive evidence of an arrangement exists, unaffiliated customers take title and assume risk of loss, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Revenue recognition generally occurs upon shipment of product or usage of consignment inventory. Freight costs and any directly related associated costs of transporting finished product to customers are recorded as Cost of products sold.

The Battery Technologies segment uses the percentage of completion method to recognize the majority of its revenue. The majority of defense contracts use units-of-delivery while the majority of aerospace contracts use the cost-to-cost method as the basis to measure progress toward completing the contract. Under the cost-to-cost method, revenue is recognized based on the ratio of cost incurred compared to managements' estimate of total costs expected to be incurred under the contract. The percentage of completion method requires the use of estimates of costs to complete long-term contracts. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Contract revenues and cost estimates are reviewed periodically and adjustments are reflected in the accounting period such amounts are determined. Contract revenues and cost estimates are recognized based upon estimates of progress towards completion on a contract-by-contract basis. Changes in cost estimates are recognized in the period of change and reflect the cumulative change from inception of the contract. For example, an increase in the estimated profit booking rate will result in an increase in revenue and operating profit and reflect the inception-to-date effect of the change. Significant contracts are reviewed at least quarterly. Billings in excess of amounts earned are deferred. Anticipated losses on contracts are recorded in full in the period in which the loss becomes evident.

Inventories — The Company's inventories are stated at the lower of cost or market and valued using the first-in, first-out ("FIFO") method. Inventory accounted for under the percentage-of-completion method is included in work-in-process inventory and represents accumulated contract costs less the portion of such costs allocated to delivered units. The costs attributed to units delivered are based on the estimated average cost of all units expected to be produced on a contract-by-contract basis. The Company evaluates the need for an LCM adjustment to inventories based on the end-of-the-reporting period selling prices of its finished products. In periods of declines in the selling prices of the Company's finished products, which can result from decreases in the reference price of cobalt or other factors, inventory carrying values may exceed the amount the Company could realize on sale, resulting in a lower of cost or market charge.

For cobalt metal re-sale inventory and inventory for which sales prices are highly correlated to cobalt prices (primarily in the Advanced Materials segment), volatile cobalt prices can have a significant impact on the LCM calculation. Fluctuations in the price of cobalt have been significant in the past and may be significant in the future. When evaluating whether such cobalt-based inventory is stated at the lower of cost or market, the Company generally considers cobalt reference prices at the end of the period. However, to the extent cobalt prices increase subsequent to the balance sheet date but before issuance of the financial statements, the Company considers these price movements in its LCM evaluation and determination of net realizable value ("NRV"). To the extent such price increases have an impact on the NRV of the Company's inventory as of the balance sheet date, the Company will use the higher prices in its calculation so as not to recognize a loss when an actual loss will not be realized.

Notes Receivable from Joint Venture Partner — The Company has a 55% interest in GTL. The remaining 45% interest is owned by two partners at 25% and 20%, respectively. The GTL smelter is a primary source of the Company's cobalt raw material feed. GTL is consolidated in the Company's financial statements because the Company has a controlling interest in the joint venture.

In years prior to 2008, the Company refinanced the capital contribution for the 25% minority shareholder. At December 31, 2010 and 2009, the notes receivable (the "Notes") from this partner were $13.9 million, net of a $5.2 million valuation allowance. The interest rate on the Notes is based on LIBOR (0.99% at December 31, 2010) and resets annually in January. The repayment date for the Notes is December 31, 2011, which may be extended at the Company's option. Under the terms of the Notes, a portion (80%) of the partner's share of any dividends from the joint venture and any other cash flow distributions ("secondary considerations") paid by the joint venture, if any, first serve to reduce the balance of the Notes before any amounts are remitted to the joint venture partner. The Notes are secured by 80% of the partner's interest in the joint venture. The Company currently anticipates that repayment of the Notes, net of the reserve, will be made from the partner's share of dividends and returns of capital from the joint venture. Due to the uncertainty of collection of the Notes, the Company continues to record a full allowance against unpaid interest receivable under the Notes.

To evaluate the collectability of the Notes, the Company estimates the future cash flows of the joint venture, as repayment of the Notes is dependent on future dividends and return of capital from the joint venture. These estimates are based on management's judgment and are consistent with the Company's current budget and long-range plans, including cobalt price assumptions, anticipated changes in market conditions and planned capital expenditures, among other considerations. Although the Company believes the assumptions, judgments and estimates used in the evaluation of the collectability of the Notes are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the evaluation of the collectability of the Notes and the Company's results of operations and financial position.

GTL Prepaid Taxes — The Company has a 55% interest in GTL. The remaining 45% interest is owned by two partners at 25% and 20%. The GTL smelter is a primary source of the Company's cobalt raw material feed. GTL is consolidated in the Company's financial statements because the Company has a controlling interest in the joint venture.

At December 31, 2010 and 2009, GTL has a net prepaid tax asset of $2.0 million and $10.3 million, respectively. The balance at December 31, 2010 is net of a valuation allowance of $11.9 million. During 2010, certain companies doing business in the DRC, including GTL, received notification from the DRC tax authorities that requests to utilize tax overpayments to offset more than 20% of current taxes payable would not be granted. Based on past precedent set by the DRC tax authorities, GTL had previously estimated it would be able to utilize its prepaid tax asset to offset more than 20% of its future tax obligations. A key factor in the Company's analysis for realization of the prepaid tax asset includes the contractual term of the current smelter feed supply agreement. Additional feed options exist that could potentially extend the recoverability period of the prepaid tax asset. The Company will re-evaluate the allowance in the future for changes in estimates, including changes in feed supply arrangements, which would indicate a change in the realizability of the prepaid tax asset. Although the Company believes the assumptions, judgments and estimates used in the evaluation of the recoverability of the GTL prepaid tax asset are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the evaluation of the collectability of the recoverability of the GTL prepaid tax asset and the Company's results of operations and financial position.

Goodwill — The Company had goodwill of $306.9 million and $234.2 million at December 31, 2010 and 2009, respectively. The Company is required to test goodwill for impairment annually and more often if indicators of impairment exist. The goodwill impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit and compares that amount to the carrying value of that reporting unit. The Company's reporting units are Advanced Materials, Electronic Chemicals, Advanced Organics, UPC, Photomasks, Defense, Aerospace and Medical.

The Company conducts its annual goodwill impairment test as of October 1. The results of the testing as of October 1, 2010 confirmed the fair value of each of the reporting units exceeded its carrying value and therefore no impairment loss was required to be recognized. The Company recorded non-cash charges of $37.5 million and $8.8 million in 2009 and 2008, respectively, in the Specialty Chemicals segment for the impairment of goodwill related to the Advanced Organics (2008), and UPC and Photomasks (2009).

To test goodwill for impairment, the Company is required to estimate the fair value of each of its reporting units. Since quoted market prices in an active market are not available for the Company's reporting units, the Company has developed a model to estimate the fair value of the reporting units utilizing a discounted cash flow valuation technique ("DCF model"). The Company selected the DCF model as it believes it is comparable to what would be used by market participants to estimate its fair value. The impairment test incorporates the Company's estimates of future cash flows, future growth rates, terminal value amounts, allocations of certain assets, liabilities and cash flows among reporting units, and the applicable weighted-average cost of capital (the "WACC") used to discount those estimated cash flows. These estimates are based on management's judgment.

The estimates and projections used in the estimate of fair value are consistent with the Company's current budget and long-range plans, including anticipated changes in market conditions, industry trends, growth rates, and planned capital expenditures, among other considerations. The terminal value estimates the value of the ongoing cash flows after the discrete forecast period using a nominal long-term growth rate of 3.5 percent based on long-term inflation projections. The WACC is derived using a Capital Asset Pricing Model ("CAPM"). The risk-free rate in the CAPM is based on 20-year U.S. Treasury Bonds, the beta is determined based on an analysis of comparable public companies, the market risk premium is derived from historical risk premiums and the size premium is based on the size of the Company. The risk-free rate was adjusted for the risks associated with the operations of the reporting units. As a proxy for the cost of debt, the Company uses the Baa borrowing rate, an estimated effective tax rate, and applies an estimated debt to total invested capital ratio using market participant assumptions to arrive at an after-tax cost of debt. The estimates and judgments that most significantly affect the fair value calculation are future operating cash flow assumptions and the WACC used in the DCF model. The WACC's used in the goodwill testing at October 1, 2010 ranged from 10.25% to 13.56%, with an average of 11.84%. The Company believes the assumptions used in its impairment testing were consistent with the risk inherent in the business models of the reporting units at the time the impairment tests were performed. Although the Company believes the assumptions, judgments and estimates used are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the goodwill test and, potentially, the Company's results of operations and financial position.

In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment testing, the Company applied a hypothetical 5% decrease to the estimated fair value and determined the estimated fair value exceeded the carrying value for the Advanced Materials, Electronic Chemicals, UPC, Photomasks, Defense and Medical reporting units. For the Aerospace reporting unit, the Company applied a hypothetical 5% decrease to the estimated fair value and determined that the carrying value exceeded its estimated fair value by $0.6 million. The Company separately applied a hypothetical increase of 100 basis points to the WACC and determined the estimated fair value exceeded the carrying value for the Advanced Materials, Electronic Chemicals, UPC and Photomasks reporting units. For the Defense, Aerospace and Medical reporting units, the Company applied a hypothetical increase of 100 basis points to the WACC and determined the carrying values exceeded estimated fair values by $8.8 million, $5.4 million and $0.8 million, respectively. If step-one goodwill impairment tests performed in future periods indicate the carrying value of any reporting unit exceeds its estimated fair value, the Company would need to complete a step-two analysis to determine the amount, if any, of the goodwill impairment, based on the implied fair values determined in the step-two analysis.

Other Intangible Assets — Intangible assets consist of (i) definite-lived assets subject to amortization and (ii) indefinite-lived intangible assets not subject to amortization. At December 31, 2010, the Company had definite-lived intangible assets of $124.8 million and indefinite-lived intangible assets of $28.6 million. Definite-lived intangible assets consist principally of customer relationships, know-how, developed technology and capitalized software and are being amortized using the straight-line method. Indefinite-lived intangible assets consist of trade names. The Company evaluates the carrying value of definite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The definite-lived intangible asset would be considered impaired if the future net undiscounted cash flows generated by the asset are less than its carrying value. The Company evaluates the carrying value of indefinite-lived intangible assets for impairment annually as of October 1 and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. If the carrying value of an indefinite-lived intangible asset exceeds its estimated fair value, an impairment loss is recognized.

The results of the testing of the indefinite-lived trade names as of October 1, 2010 confirmed the fair value of each intangible asset exceeded its carrying value and therefore no impairment loss was required to be recognized. The Company recorded non-cash charges of $1.6 million in 2009 in the Specialty Chemicals segment for the impairment of indefinite-lived trade names due to downward revisions in estimates of future revenue and cash flows. The Company utilizes a "relief from royalty" methodology in estimating fair values for indefinite-lived trade names. The methodology estimates the fair value of each trade name by determining the present value of the royalty payments that are avoided as a result of owning the trade name and includes judgmental assumptions about sales growth that are consistent with the assumptions used to determine the fair value of reporting units in the Company's goodwill testing. Although the Company believes the assumptions, judgments and estimates used are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the intangible asset impairment test and, potentially, the Company's results of operations and financial position if additional impairment charges were required to be recorded.

Long-Lived Assets — Long-lived assets are assessed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company generally invests in long-lived assets to produce new products, or increase production capacity or capability. Because market conditions may change, future cash flows may be difficult to forecast. Furthermore, the assets and related businesses may be in different stages of development. If the Company determined that the future undiscounted cash flows from these investments were not expected to exceed the carrying value of the investments, the Company would record an impairment charge. However, determining future cash flows is subject to estimates and different estimates could yield different results. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the future cash flows of the these investments, could change and, therefore, impact the analysis of impairment in the future.

Pension Plans — As a result of the EaglePicher Technologies acquisition, the Company assumed the EaglePicher Technologies defined benefit pension obligations, made up of two frozen defined benefit pension plans and two active defined benefit pension plans. The Company also has a funded, non-contributory, defined benefit pension plan for certain retired employees in the United States related to the Company's divested SCM Metal Products, Inc. business. Pension benefits are paid to plan participants directly from pension plan assets. In addition, the Company has an unfunded obligation to its former chief executive officer in settlement of an unfunded supplemental executive retirement plan ("SERP"). Certain non-U.S. employees are covered under other defined benefit plans. These non-U.S. plans are not material to the Company.

Calculations of the amount of defined benefit pension expense and obligations depend on the assumptions used in the actuarial valuations. The primary assumptions are as follows:

Discount Rate — The discount rate is used in calculating the present value of benefits, which is based on projections of benefit payments to be made in the future. The basis for the selection of the discount rate for each plan is determined by matching the timing of the payment of the expected obligations under the defined benefit plans against the corresponding yield of high-quality corporate bonds of equivalent maturities.

Expected Return on Plan Assets — The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. The Company has established the expected long-term rate of return assumption for plan assets by considering historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans. The historical rates of return for each of the asset classes used by the Company to determine its estimated rate of return assumption were based upon the rates of return earned by investments in the equivalent benchmark market indices for each of the asset classes. The Company estimates the future return on plan assets based on prior performance and future expectations for the types of investments held by the plans as well as the expected long-term allocation of plan assets for these investments. These projected returns reduce the net defined benefit pension expense.

Rate of Compensation Increase — For the active plans, the Company projects annual employee pay increases, which are used to project pension benefits at retirement.

Changes in key economic indicators can result in changes in the assumptions used by the Company. While the Company believes that the assumptions used in calculating its defined benefit pension expense and obligations are appropriate, differences in actual experience or changes in the assumptions may affect the Company's results of operations or financial position.

The Company used a weighted average discount rate of 5.29% and 5.12% for the two active and two frozen EaglePicher Technologies plans, respectively, in computing the amount of the defined benefit pension obligations to be recorded at December 31, 2010, which represents a decrease of 38 and 52 basis points in the discount rates for the two active and two frozen plans, respectively, from the rate used to calculate the net defined benefit pension obligation assumed as of the EaglePicher Technologies acquisition date. A further 25 basis point reduction in the discount rate used for the plans would have increased the net obligation related to the four EaglePicher Technologies plans by $5.3 million from the amount recorded in the financial statements at December 31, 2010.

The defined benefit pension plan assets consist primarily of publicly traded stocks and government and corporate bonds. There is no guarantee the actual return on the plans' assets will equal the expected long-term rate of return on plan assets or that the plans will not incur investment losses. For 2010, the expected long-term rate of return assumptions applicable to assets held in the four EaglePicher Technologies plans were estimated at 8.25% and 6.00% for the two active and two frozen plans, respectively, which is 0.00 and 0.75, respectively, lower than the rates used to determine the net defined benefit pension obligation assumed as of the EaglePicher Technologies acquisition. These expected rates of return reflect the asset allocation of the plans and the expected long-term returns on equity and debt investments included in plan assets. If the expected long-term rates of return on plan assets in the four EaglePicher Technologies plans were reduced by 0.5%, pension expense for 2010 would have increased $0.6 million.

Income Taxes — Tax law requires certain items to be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible for tax purposes, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities. The objective of accounting for income taxes is to recognize the amount of taxes payable or refundable for the current year, and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are determined to be reinvested for an indefinite period of time. Deferred income taxes are provided on income from foreign subsidiaries which have not been reinvested abroad permanently, as upon remittance to the United States, such earnings are taxable.

The Company has significant operations outside the United States, where most of its pre-tax earnings are derived, and in jurisdictions where the statutory tax rate is different than in the United States statutory tax rate. The Company's tax assets, liabilities, and tax expense are supported by historical earnings and losses and the Company's best estimates and assumptions of its global cash requirements, planned dividend repatriations, and expectations of future earnings. When the Company determines, based on all available evidence, that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is established.

The Company is subject to income taxes in both the United States and numerous foreign jurisdictions and is subject to audits within these jurisdictions. As a result, in the ordinary course of business there is inherent uncertainty in quantifying income tax positions. The Company assesses its income tax positions and records accruals for all years subject to examination based upon management's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. These accruals are adjusted, if necessary, upon the completion of tax audits or changes in tax law or administrative practice.

Since significant judgment is required to assess the future tax consequences of events that have been recognized in the Company's financial statements or tax returns, the ultimate resolution of these events could result in adjustments to the Company's financial statements and such adjustments could be material. The Company believes the current assumptions, judgments and other considerations used to estimate the current year accrued and deferred tax positions are appropriate. However, if the actual outcome of future tax consequences differs from these estimates and assumptions due to changes or future events, the resulting change to the provision for income taxes could have a material impact on the Company's results of operations and financial position.

Share-Based Compensation — The computation of the expense associated with share-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Black-Scholes model requires the use of subjective assumptions, including estimating the length of time employees will retain their vested stock options before exercising (the "expected term") and the volatility of the Company's common stock price over the expected term. Expected stock price volatility is based on historical volatility of the Company's stock price. Changes in these assumptions may result in a material change to the fair value calculation of share-based awards.

The fair value of time-based and performance-based restricted stock grants is calculated based upon the market value of an unrestricted share of the Company's common stock at the date of grant. The performance-based restricted stock vests solely upon the Company's achievement of specific measurable criteria over a three-year performance period. A recipient of performance-based restricted stock may earn a total award ranging from 0% to 100% of the initial grant. No payout will occur unless the Company equals or exceeds certain threshold performance objectives. The amount of compensation expense recognized is based upon current performance projections for the three-year period and the percentage of the requisite service that has been rendered.

The Company estimates forfeitures for its stock options, restricted stock awards and restricted stock unit awards based on historical forfeiture experience. The fair value of share-based compensation awards less estimated forfeitures is amortized over the vesting period.

Valuation of EaglePicher Technologies Acquisition — The acquisition of EaglePicher Technologies requires the allocation of the purchase price to the tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from management of the acquired company. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted-average cost of capital. These estimates are inherently uncertain and unpredictable, and if different estimates were used, the purchase price for the acquisition may have been allocated to the acquired assets differently from the current allocation. Although the Company believes the assumptions, judgments and estimates used are reasonable and appropriate, different assumptions, judgments and estimates could materially affect the value ascribed to an acquired asset and, potentially, the Company's results of operations and financial position if impairment charges were required to be recorded.

Recently Issued Accounting Standards

Accounting Guidance adopted in 2010:

In January 2010, the Financial Accounting Standards Board ("FASB") issued guidance related to fair value measurements and disclosures, which were effective for interim and annual fiscal periods beginning after December 15, 2009, except for disclosures about certain Level 3 activity which will not become effective until interim and annual periods beginning after December 15, 2010. This guidance requires companies to disclose transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers as well as activity in Level 3 fair value measurements. The new standard also requires a more detailed level of disaggregation of the assets and liabilities being measured as well as increased disclosures regarding inputs and valuation techniques of the fair value measurements. See Note 11 to the Consolidated Financial Statements in this Form 10-K for the required disclosure.

In June 2009, the FASB issued guidance on "Consolidation of Variable Interest Entities" to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. The Company adopted this guidance on January 1, 2010 and such adoption did not have any effect on the Company's results of operations or financial position.

Accounting Guidance Not Yet Adopted

In July 2010, the FASB issued guidance regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. The guidance will require disaggregated information about the credit quality of financing receivables and the allowance for credit losses based on portfolio segment and class, as well as disclosure of credit quality indicators, past due information, and modifications of financing receivables. The disclosures as of the end of a reporting period were effective for interim and annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. When effective, the Company will comply with the disclosure provisions of this guidance.

In March 2010, the FASB issued guidance that recognizes the milestone method as an acceptable revenue recognition method for substantive milestones in research or development arrangements. This guidance sets forth requirements for an entity to recognize consideration that is contingent upon achievement of a substantive milestone as revenue in the period in which the milestone is achieved. In addition, this guidance requires disclosure of certain information with respect to arrangements that contain milestones. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The

Company has not determined the effect, if any, the adoption of this guidance will have on its results of operations or financial position.

In October 2009, the FASB issued guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. This guidance is effective for annual periods beginning after June 15, 2010. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. The Company has not determined the effect, if any, the adoption of this guidance will have on its results of operations or financial position.

Effects of Foreign Currency

The Company has manufacturing and other facilities in North America, Europe, Africa and Asia-Pacific, and markets its products worldwide. Although a significant portion of the Company's raw material purchases and product sales are based on the U.S. dollar, sales at certain locations, prices of certain raw materials, non-U.S. operating expenses and income taxes are denominated in local currencies. As such, the Company's results of operations are subject to the variability that arises from exchange rate movements. In addition, fluctuations in exchange rates may affect product demand and profitability in U.S. dollars of products provided by the Company in foreign markets in cases where payments for its products are made in local currency. Accordingly, fluctuations in currency prices affect the Company's operating results. The primary currencies for which the Company has foreign currency rate exposure are the European Union Euro, Taiwanese Dollar, Malaysian Ringgit, Singapore Dollar, British Pound Sterling, Japanese Yen, Congolese Franc, Chinese Renminbi and the Canadian Dollar.

From time to time, the Company has entered into foreign currency forward contracts to mitigate the variability in cash flows due to changes in the Euro/U.S. dollar exchange rate.

Environmental Matters

The Company is subject to a wide variety of environmental laws and regulations in the United States and in foreign countries as a result of its operations and use of certain substances that are, or have been, used, produced or discharged by its plants. In addition, soil and/or groundwater contamination presently exists and may in the future be discovered at levels that require remediation under environmental laws at properties now or previously owned, operated or used by the Company.

The European Union's REACH legislation established requirement to register and evaluate chemicals manufactured in, or imported to, the European Union and requires additional testing, documentation and risk assessments for the chemical industry. Due to the ongoing development and understanding of facts and remedial options and due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures could vary significantly. Although it is difficult to quantify the potential impact of compliance with or liability under environmental protection laws, based on presently available information, the Company believes that its ultimate aggregate cost of environmental remediation as well as liability under environmental protection laws will not result in a material adverse effect upon its financial condition or results of operations.

See Item I of this Annual Report on Form 10-K for further discussion of these matters.

Cautionary Statement for "Safe Harbor" Purposes under the Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of the Company. This report contains statements that the Company believes may be "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not historical facts and generally can be identified by use of statements that include words such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe the Company's objectives, plans or goals also are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that are difficult to predict, may be beyond the Company's control and could cause actual results to differ materially from those currently anticipated. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. Significant factors affecting these expectations are set forth under Item 1A — Risk Factors in this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Quantitative and Qualitative Disclosures about Market Risk

The Company, as a result of its global operating and financing activities, is exposed to changes in commodity prices, interest rates and foreign currency exchange rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company manages exposures to changes in commodity prices, interest rates and foreign currency exchange rates through its regular operating and financing activities, which include the use of derivative instruments.

Commodity Price Risk

The primary raw material used by the Advanced Materials segment is unrefined cobalt. Unrefined cobalt is obtained from three basic sources: primary cobalt mining, as a by-product of another metal (typically copper or nickel), and from recycled material. Cobalt raw materials include ore, concentrate, slag, scrap and metallic feed. The availability of unrefined cobalt is dependent on global market conditions, cobalt prices and the prices of copper and nickel. Also, political and civil instability in supplier countries, variability in supply and worldwide demand, including demand in developing countries such as China, have affected and will likely continue to affect the supply and market price of raw materials. The Company attempts to mitigate changes in availability of raw materials by maintaining adequate inventory levels and long-term supply relationships with a variety of suppliers.

The cost of the Company's raw materials fluctuates due to changes in the cobalt reference price, actual or perceived changes in supply and demand of raw materials, and changes in availability from suppliers. The Company attempts to mitigate increases in raw material prices by passing through such increases to its customers in the prices of its products and by entering into sales contracts that contain variable pricing that adjusts based on changes in the price of cobalt. During periods of rapidly changing metal prices, however, there may be price lags that can impact the short-term profitability and cash flow from operations of the Company both positively and negatively. Fluctuations in the price of cobalt have historically been significant and the Company believes that cobalt price fluctuations are likely to continue in the future. Declines in the selling prices of the Company's finished goods, which can result from decreases in the reference price of cobalt or other factors, can result in the Company's inventory carrying value being written down to a lower market value.

The Company enters into derivative instruments and hedging activities to manage commodity price risk. The Company, from time to time, employs derivative instruments in connection with certain purchases and sales of inventory in order to establish a fixed margin and mitigate the risk of price volatility. Some customers request fixed pricing and the Company may use a derivative to mitigate price risk. The Company makes or receives payments based on the difference between a fixed price (as specified in each individual contract) and the market price of the commodity being hedged. These payments will offset the change in prices of the underlying sales or purchases and effectively fix the price of the hedged commodity at the contracted rate for the contracted volume. While this hedging may limit the Company's ability to participate in gains from favorable commodity price fluctuations, it eliminates the risk of loss from adverse commodity price fluctuations.

Interest Rate Risk

The Company is exposed to interest rate risk primarily through its borrowing activities. If needed, the Company predominantly utilizes U.S. dollar-denominated borrowings to fund its working capital, acquisition and investment needs. There is an inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and business financing requirements (see Note 9 to the consolidated financial statements contained in Item 8 of this Annual Report).

From time to time, the Company enters into derivative instruments and hedging activities to manage, where possible and economically efficient, interest rate risk related to borrowings. The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and its variable rate financings are predominately based upon the three-month LIBOR. The Company had interest rate swaps with notional values that totaled $60.0 million at December 31, 2010. The outstanding contracts as of December 31, 2010 had maturities ranging up to 17 months. The Company had no outstanding interest rate derivatives at December 31, 2009.

Credit Risk

By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, the Company exposes itself to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and the Company does not possess credit risk. To mitigate credit risk, it is the Company's policy to execute such instruments with creditworthy banks and not enter into derivative instruments for speculative purposes. There were no counterparty defaults during the years ended December 31, 2010, 2009 and 2008.

Market Risk

By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, the Company exposes itself to market risk. Market risk is the change in value of a derivative instrument that results from a change in commodity prices or interest rates. The market risk associated with commodity prices and interests is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Foreign Currency Exchange Rate Risk

In addition to the United States, the Company has manufacturing and other facilities in Africa, Canada, Europe and Asia-Pacific, and markets its products worldwide. Although a significant portion of the Company's raw material purchases and product sales are based on the U.S. dollar, prices of certain raw materials, non-U.S. operating expenses and income taxes are denominated in local currencies. As such, the results of operations are subject to the variability that arises from exchange rate movements (particularly the Euro). In addition, fluctuations in exchange rates may affect product demand and profitability in U.S. dollars of products provided by the Company in foreign markets in cases where payments for its products are made in local currency. Accordingly, fluctuations in currency prices affect the Company's operating results. The primary currencies for which the Company has foreign currency rate exposure are the European Union Euro, Taiwanese Dollar, Malaysian Ringgit, Singapore Dollar, British Pound Sterling, Japanese Yen, Congolese Franc, Chinese Renminbi and the Canadian Dollar.

The functional currency for the Company's Finnish operating subsidiary is the U.S. dollar since a majority of its purchases and sales are denominated in U.S. dollars. Accordingly, foreign currency exchange gains and losses related to transactions of this subsidiary denominated in other currencies (principally the Euro) are included in the Statements of Consolidated Operations. While a majority of the subsidiary's raw material purchases are in U.S. dollars, it also has some Euro-denominated expenses. Beginning in 2009, the Company entered into foreign currency forward contracts to mitigate a portion of the earnings volatility in those Euro-denominated cash flows due to changes in the Euro/U.S. dollar exchange rate. The Company had Euro forward contracts with notional values that totaled 1.5 million Euros at December 31, 2009. The Company had no Euro forward contracts at December 31, 2010. The Company designated these derivatives as cash flow hedges of its forecasted foreign currency denominated expense.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of OM Group, Inc.

We have audited the accompanying consolidated balance sheets of OM Group, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related statements of consolidated operations, comprehensive income (loss), total equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OM Group, Inc. and Subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), OM Group Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of OM Group, Inc.

We have audited OM Group Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). OM Group, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing on page 107. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, OM Group, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of OM Group, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related statements of consolidated operations, comprehensive income (loss), total equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 24, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 24, 2011

OM Group, Inc. and Subsidiaries
Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2010	December 31, 2009
ASSETS		
Current assets		
Cash and cash equivalents	**$ 400,597**	$ 355,383
Restricted cash on deposit	**68,096**	—
Accounts receivable, less allowance of $5,187 in 2010 and $6,884 in 2009	**155,465**	123,641
Inventories	**293,625**	287,096
Refundable and prepaid income taxes	**40,740**	44,474
Other current assets	**44,602**	32,394
Total current assets	**1,003,125**	842,988
Property, plant and equipment, net	**256,098**	227,115
Goodwill	**306,888**	234,189
Intangible assets	**153,390**	79,229
Notes receivable from joint venture partner, less allowance of $5,200 in 2010 and 2009	**13,915**	13,915
Other non-current assets	**39,292**	46,700
Total assets	**$1,772,708**	$1,444,136
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	**$ 30,000**	$ —
Accounts payable	**105,900**	139,173
Liability related to joint venture partner injunction	**68,096**	—
Accrued income taxes	**8,321**	7,522
Accrued employee costs	**37,932**	18,168
Deferred revenue	**9,417**	36
Other current liabilities	**24,658**	24,063
Total current liabilities	**284,324**	188,962
Long-term debt	**90,000**	—
Deferred income taxes	**23,499**	27,453
Uncertain tax positions	**14,796**	15,733
Pension liabilities	**58,107**	15,799
Other non-current liabilities	**25,364**	20,057
Stockholders' equity:		
Preferred stock, $.01 par value:		
Authorized 2,000,000 shares, no shares issued or outstanding	**—**	—
Common stock, $.01 par value:		
Authorized 90,000,000 shares; 30,725,792 shares issued in 2010 and 30,435,569 shares issued in 2009	**307**	304
Capital in excess of par value	**578,948**	569,487
Retained earnings	**667,882**	584,508
Treasury stock (202,556 shares in 2010 and 166,672 shares in 2009, at cost)	**(7,234)**	(6,025)
Accumulated other comprehensive income (loss)	**(3,119)**	(16,969)
Total OM Group, Inc. stockholders' equity	**1,236,784**	1,131,305
Noncontrolling interests	**39,834**	44,827
Total equity	**1,276,618**	1,176,132
Total liabilities and equity	**$1,772,708**	$1,444,136

See accompanying notes to consolidated financial statements.

OM Group, Inc. and Subsidiaries
Statements of Consolidated Operations

(In thousands, except per share data)	Year Ended December 31 2010	2009	2008
Net sales	**$1,196,646**	$871,669	$1,736,849
Cost of products sold (excluding restructuring charges)	**910,094**	693,832	1,384,301
Restructuring charges	**1,864**	12,054	—
Gross profit	**284,688**	165,783	352,548
Selling, general and administrative expenses	**161,806**	133,302	166,126
Goodwill impairment, net	**—**	37,504	8,800
Restructuring charges	**236**	654	—
Gain on termination of retiree medical plan	**—**	(4,693)	—
Operating profit (loss)	**122,646**	(984)	177,622
Other income (expense):			
Interest expense	**(5,255)**	(689)	(1,597)
Interest income	**908**	928	1,920
Foreign exchange gain (loss)	**(10,679)**	(21)	(3,744)
Other, net	**(305)**	(292)	(1,913)
	(15,331)	(74)	(5,334)
Income (loss) from continuing operations before income tax expense	**107,315**	(1,058)	172,288
Income tax expense	**(29,656)**	(20,899)	(16,076)
Income (loss) from continuing operations, net of tax	**77,659**	(21,957)	156,212
Income from discontinued operations, net of tax	**726**	1,496	92
Consolidated net income (loss)	**78,385**	(20,461)	156,304
Net (income) loss attributable to noncontrolling interests	**4,989**	2,604	(21,301)
Net income (loss) attributable to OM Group, Inc. common stockholders	**$ 83,374**	$ (17,857)	$ 135,003
Earnings per common share — basic:			
Income (loss) from continuing operations attributable to OM Group, Inc. common stockholders	**$ 2.72**	$ (0.64)	$ 4.48
Income from discontinued operations attributable to OM Group, Inc. common stockholders	**0.02**	0.05	—
Net income (loss) attributable to OM Group, Inc. common stockholders	**$ 2.74**	$ (0.59)	$ 4.48
Earnings per common share — assuming dilution:			
Income (loss) from continuing operations attributable to OM Group, Inc. common stockholders	**$ 2.70**	$ (0.64)	$ 4.45
Income from discontinued operations attributable to OM Group, Inc. common stockholders	**0.03**	0.05	—
Net income (loss) attributable to OM Group, Inc. common stockholders	**$ 2.73**	$ (0.59)	$ 4.45
Weighted average shares outstanding			
Basic	**30,433**	30,244	30,124
Assuming dilution	**30,565**	30,244	30,358
Amounts attributable to OM Group, Inc. common stockholders:			
Income (loss) from continuing operations, net of tax	**$ 82,648**	$ (19,353)	$ 134,911
Income from discontinued operations, net of tax	**726**	1,496	92
Net income (loss)	**$ 83,374**	$ (17,857)	$ 135,003

See accompanying notes to consolidated financial statements.

OM Group, Inc. and Subsidiaries
Statements of Consolidated Comprehensive Income (Loss)

(In thousands)	Year Ended December 31		
	2010	2009	2008
Consolidated net income (loss)	**$78,385**	$(20,461)	$156,304
Foreign currency translation adjustments	**17,031**	12,741	(36,109)
Reclassification of hedging activities into earnings, net of tax	**2,315**	615	—
Unrealized loss on cash flow hedges, net of tax	**(2,732)**	(591)	—
Pension and post-retirement obligation	**(2,764)**	386	(1,539)
Reversal of accumulated unrecognized gain on retiree medical plan	**—**	(137)	—
Net change in accumulated other comprehensive income (loss)	**13,850**	13,014	(37,648)
Comprehensive income (loss)	**92,235**	(7,447)	118,656
Comprehensive (income) loss attributable to noncontrolling interests	**4,993**	2,602	(21,299)
Comprehensive income (loss) attributable to OM Group, Inc.	**$97,228**	$ (4,845)	$ 97,357

See accompanying notes to consolidated financial statements.

OM Group, Inc. and Subsidiaries
Statements of Consolidated Cash Flows

(In thousands)	Year Ended December 31		
	2010	**2009**	**2008**
Operating activities			
Consolidated net income (loss)	**$ 78,385**	$ (20,461)	$ 156,304
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:			
Income from discontinued operations	**(726)**	(1,496)	(92)
Depreciation and amortization	**54,097**	53,765	56,116
Share-based compensation expense	**5,342**	6,026	7,621
Excess tax benefit on exercise/vesting of share awards	**—**	—	(28)
Foreign exchange loss	**10,679**	21	3,744
Gain on cobalt forward purchase contracts	**—**	—	(4,002)
Interest income receivable from joint venture partner	**—**	—	3,776
Deferred income tax provision (benefit)	**(5,131)**	(7,471)	(894)
Lower of cost or market inventory charge	**—**	—	27,728
Goodwill impairment charges, net	**—**	37,504	8,800
Restructuring charge	**2,100**	12,708	—
Allowance on GTL prepaid tax asset	**11,465**	—	—
Impairment of cost-method investment	**2,000**	—	—
Gain on termination of retiree medical plan	**—**	(4,693)	—
Other non-cash items	**779**	801	4,536
Changes in operating assets and liabilities, excluding the effect of business acquisitions			
Accounts receivable	**(21,668)**	6,739	48,641
Inventories	**20,931**	17,142	76,985
Advances to suppliers	**(7,136)**	21,507	(12,131)
Accounts payable	**(39,558)**	49,703	(124,712)
Refundable, prepaid and accrued income taxes	**1,763**	(7,675)	(64,455)
Other, net	**13,309**	1,326	(15,813)
Net cash provided by operating activities	**126,631**	165,446	172,124
Investing activities			
Expenditures for property, plant and equipment	**(26,430)**	(25,686)	(30,712)
Proceeds from settlement of cobalt forward purchase contracts	**—**	—	10,736
Proceeds from loans to consolidated joint venture partner	**—**	—	10,264
Acquisitions	**(171,979)**	—	(5,799)
Other, net	**(1,418)**	(4,797)	(2,423)
Net cash provided by (used for) investing activities	**(199,827)**	(30,483)	(17,934)
Financing activities			
Payments of long-term debt and revolving line of credit	**(125,000)**	(26,141)	(45,513)
Proceeds from the revolving line of credit	**245,000**	—	70,000
Debt issuance costs	**(2,596)**	—	—
Payment of loan from consolidated joint venture partner	**—**	—	(2,657)
Payment related to surrendered shares	**(1,209)**	(535)	(3,251)
Distribution to joint venture partners	**—**	—	(26,184)
Proceeds from exercise of stock options	**4,122**	11	874
Excess tax benefit on exercise of share awards	**—**	—	28
Net cash provided by (used for) financing activities	**120,317**	(26,665)	(6,703)
Effect of exchange rate changes on cash	**(1,854)**	2,697	(2,889)
Cash and cash equivalents			
Increase (decrease) from continuing operations	**45,267**	110,995	144,598
Discontinued operations — net cash used for operating activities	**(53)**	(397)	—
Balance at the beginning of the year	**355,383**	244,785	100,187
Balance at the end of the year	**$ 400,597**	$355,383	$ 244,785

See accompanying notes to consolidated financial statements

OM Group, Inc. and Subsidiaries
Statements of Consolidated Total Equity

(In thousands)	Year Ended December 31 2010	2009	2008
Common Stock — Shares Outstanding, net of Treasury Shares			
Beginning balance	**30,269**	30,181	30,061
Shares issued under share-based compensation plans	**254**	88	120
	30,523	30,269	30,181
Common Stock — Dollars			
Beginning balance	**$ 304**	$ 303	$ 301
Shares issued under share-based compensation plans	**3**	1	2
	307	304	303
Capital in Excess of Par Value			
Beginning balance	**569,487**	563,454	554,933
Shares issued under share-based compensation plans	**4,119**	10	872
(Tax deficiency) excess tax benefit on the exercise/vesting of share awards	**—**	(3)	28
Share-based compensation — employees	**5,082**	5,756	7,279
Share-based compensation — non-employee directors	**260**	270	342
	578,948	569,487	563,454
Retained Earnings			
Beginning balance, as originally reported	**584,508**	602,365	467,726
Adoption of measurement date provision guidance for pension and postretirement benefit plans	**—**	—	(171)
Adoption of split dollar life insurance guidance	**—**	—	(193)
Beginning balance, as adjusted	**584,508**	602,365	467,362
Net income (loss) attributable to OM Group, Inc.	**83,374**	(17,857)	135,003
	667,882	584,508	602,365
Treasury Stock			
Beginning balance	**(6,025)**	(5,490)	(2,239)
Reacquired shares	**(1,209)**	(535)	(3,251)
	(7,234)	(6,025)	(5,490)
Accumulated Other Comprehensive Income (Loss)			
Beginning balance	**(16,969)**	(29,983)	7,665
Foreign currency translation	**17,031**	12,741	(36,109)
Reclassification of hedging activities into earnings, net of tax benefit of $814 in 2010 and $216 in 2009	**2,315**	615	—
Unrealized loss on cash flow hedges, net of tax benefit of $822 in 2010 and $208 in 2009	**(2,732)**	(591)	—
Pension and post-retirement obligation	**(2,764)**	386	(1,599)
Reversal of accumulated unrecognized gain on retiree medical plan	**—**	(137)	—
Change in measurement date for pension and post-retirement obligations	**—**	—	60
	(3,119)	(16,969)	(29,983)
Total OM Group Inc. Stockholders' Equity	**1,236,784**	1,131,305	1,130,649
Noncontrolling interests			
Beginning balance	**44,827**	47,429	52,314
Net income (loss) attributable to the noncontrolling interest	**(4,989)**	(2,604)	21,301
Distributions to joint venture partners	**—**	—	(26,184)
Foreign currency translation	**(4)**	2	(2)
	39,834	44,827	47,429
Total Equity	**$1,276,618**	$1,176,132	$1,178,078

See accompanying notes to consolidated financial statements

(In thousands, except as noted and share and per share amounts)

Note 1 — Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of OM Group, Inc. (the "Company") and its consolidated subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation. The Company has a 55% interest in a joint venture ("GTL") that has a smelter in the Democratic Republic of Congo (the "DRC"). The joint venture is consolidated because the Company has a controlling interest in the joint venture. Noncontrolling interest is recorded for the remaining 45% interest.

The equity method of accounting is applied to non-consolidated entities in which the Company can exercise significant influence over the entity with respect to its operations and major decisions. At December 31, 2010, the Company held a 45% interest in Diehl & EaglePicher GmbH ("D&EP"), which manufactures thermal batteries for military applications and customized battery packs for the defense, electronics and communication industries. D&EP is accounted for under the equity method. The carrying amount of the investment ($5.0 million at December 31, 2010) is included in Other non-current assets in the Consolidated Balance Sheets and the Company's share of D&EP earnings are included in Other, net in the Consolidated Statements of Operations.

On January 29, 2010, the Company completed the acquisition of EaglePicher Technologies, LLC. The financial position, results of operations and cash flows of EaglePicher Technologies are included in the Consolidated Financial Statements from the date of acquisition.

Unless otherwise indicated, all disclosures and amounts in the Notes to Consolidated Financial Statements relate to the Company's continuing operations.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from these estimates.

Cash Equivalents — All highly liquid investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash on Deposit — In 2009, GTL was served in Jersey, Channel Islands, with an injunction for $108.3 million. In November 2010, the Royal Court of Jersey (the "Court") released its Final Judgment in favor of the plaintiff. One of the terms of the injunction prohibits GTL from making payments to La Générale des Carrières et des Mines ("Gécamines") (a partner in GTL), including amounts payable for raw material purchases under the Long Term Slag Sales Agreement. In December 2010, GTL appealed the decision of the Court. As a result of the legal appeal filed by GTL, the Company was required to deposit amounts payable to one of its joint venture partners' with the Court. As of December 31, 2010, $68.1 million has been deposited with the Court and is recorded on the Consolidated Balance Sheet as Restricted cash on deposit. See Note 17 for further disclosure related to the injunction and legal appeal.

Revenue Recognition — For revenue not recognized under the percentage of completion method of accounting, the Company recognizes revenue when persuasive evidence of an arrangement exists, unaffiliated customers take title and assume risk of loss, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. Revenue recognition generally occurs upon shipment of product or usage of inventory consigned to customers.

The Battery Technologies segment uses the percentage of completion method to recognize the majority of its revenue. The majority of defense contracts use units-of-delivery while the majority of aerospace contracts use the cost-to-cost method as the basis to measure progress toward completing the contract. Under the units-of delivery method, revenues are recognized based on the contract price of units delivered. Under the cost-to-cost method, revenue is recognized based on the ratio of cost incurred compared to managements' estimate of total costs expected to be incurred under the contract. The percentage of completion method requires the use of estimates of costs to complete long-term contracts. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Contract revenues and cost estimates are reviewed periodically and adjustments are reflected in the accounting period such amounts are determined. Contract revenues and cost estimates are recognized based upon estimates of progress towards completion on a contract-by-contract basis. Changes in cost estimates are recognized in the period of change and reflect the cumulative change from inception of the contract. These adjustments have historically not been material. For example, an increase in the estimated profit booking rate will result in an increase in revenue and operating profit and reflect the inception-to-date effect of the change. Significant contracts are reviewed at least quarterly. Billings in excess of amounts earned are deferred. Anticipated losses on contracts are recorded in full in the period in which the loss becomes evident.

The Company collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with revenue producing transactions between the Company and its customers. These taxes may include sales, use and value-added taxes. The Company reports the collection of these taxes on a net basis (excluded from revenues).

All amounts in a sales transaction billed to a customer related to shipping and handling are reported as revenues.

Cost of Products Sold — Cost of products sold is comprised of raw material costs, direct production, maintenance and utility costs, depreciation, other overhead costs and shipping and handling costs.

Restructuring — The Company accounts for contractual terminations in accordance with the "Compensation — Nonretirement Postemployment Benefits" topic of the Accounting Standards Codification ("ASC"), which requires recording an accrual when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. The Company accounts for one-time termination benefits, contract terminations, asset write-offs, and/or costs to terminate lease obligations in accordance with the "Exit or Disposal Cost Obligations" topic of the ASC, which addresses financial accounting and reporting for costs associated with restructuring activities. The Company establishes a liability for a cost associated with an exit or disposal activity, including one-time termination benefits, lease termination obligations and other related costs, when the liability is incurred rather than at the date the Company commits to an exit plan. Lease termination costs include remaining payments due under existing lease agreements after the cease-use date and any lease cancellation fees. The Company reassesses the expected cost to complete the exit or disposal activities at the end of each reporting period and adjusts the remaining estimated liabilities, if necessary.

Allowance for Doubtful Accounts — The Company has recorded an allowance for doubtful accounts to reduce accounts receivable to their estimated net realizable value. The allowance is based upon an analysis of historical bad debts, a review of the aging of accounts receivable and the current creditworthiness of customers. Accounts are written off against the allowance when it becomes evident that collections will not occur. Bad debt expense is included in selling, general and administrative expenses and amounted to income of $0.5 million in 2010 due to recoveries of previously reserved amounts and expense of $0.3 million and $4.3 million in 2009 and 2008, respectively. Trade credit is generally extended on a short-term basis; thus accounts receivable do not bear interest.

Inventories — Inventories are stated at the lower of cost or market and valued using the first-in, first-out ("FIFO") method. Inventory costs include raw materials, labor and manufacturing overhead. Inventory accounted for under the percentage-of-completion method is included in work-in-process inventory and represents accumulated contract costs less the portion of such costs allocated to delivered units. The costs attributed to units delivered are based on the estimated average cost of all units expected to be produced on a contract-by-contract basis.

The cost of the Company's raw materials fluctuates due to actual or perceived changes in supply and demand of raw materials, changes in cobalt market prices and changes in availability from suppliers. Changes in the cobalt price can have a significant impact on inventory valuation. The Company evaluates the need for a lower of cost or market ("LCM") adjustment to inventories based on the end-of-the-reporting period selling prices of its finished products. Declines in the selling prices of the Company's finished goods, which can result from decreases in the reference price of cobalt or other factors, can result in the Company's inventory carrying value being written down to a lower market value.

Receivables from Joint Venture Partners and Noncontrolling Interests — The Company has a 55% interest in a joint venture that has a smelter in the DRC. The remaining 45% interest is owned by two partners at 25% and 20%, respectively.

In years prior to 2008, the Company refinanced the capital contribution for the 25% minority shareholder in its joint venture in the DRC. At December 31, 2010 and 2009, the notes receivable from this partner were $13.9 million, net of a $5.2 million valuation allowance. The interest rate is based on LIBOR (0.99% at December 31, 2010) and resets annually in January. The repayment date for the notes receivable is December 31, 2011, which may be extended at the Company's option. Due to the uncertainty of collection, the Company continues to record a full allowance against unpaid interest receivable under the notes receivable.

Under the terms of the note receivable, a portion (80%) of the partner's share of any dividends from the joint venture and any other cash flow distributions ("secondary considerations") paid by the joint venture, if any, first serve to reduce the Company's receivables before any amounts are remitted to the joint venture partner. The note receivable is secured by 80% of the partner's interest in the joint venture.

The Company currently anticipates that repayment of the receivables, net of the reserve, will be made from the partner's share of dividends and returns of capital from the joint venture.

Property, Plant and Equipment — Property, plant and equipment is recorded at historical cost less accumulated depreciation. Depreciation of plant and equipment, including assets recorded under capital leases, is provided by the straight-line method over the useful lives of 5 to 25 years for land improvements, 5 to 40 years for buildings and improvements, 5 to 15 years for machinery and equipment (with the majority in the range of 5 to 10 years), 5 to 10 years for furniture and fixtures and 3 to 5 years for vehicles and computers and related equipment. Leasehold improvements are depreciated over the shorter of the estimated useful life or the term of the lease.

The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. The related asset retirement costs are capitalized as a part of the carrying amount of the long-lived asset and amortized over the asset's useful life.

Internal Use Software — The Company capitalizes costs associated with the development and installation of internal use software in accordance with Financial Accounting Standards Board ("FASB") ASC Subtopic 350-40, "Intangibles — Goodwill and Other: Internal Use Software." Accordingly, internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software.

Long-lived Assets other than Goodwill — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Events or circumstances that would result in an impairment review primarily include operating losses, a significant change in the use of an asset, or the planned disposal or sale of the asset. The asset would be considered impaired when the future net undiscounted cash flows generated by the asset are less than its carrying value. An impairment loss would be recognized based on the amount by which the carrying value of the asset exceeds its estimated fair value.

Goodwill and Intangible Assets — In accordance with the "Intangibles — Goodwill and Other" topic of the ASC, the Company evaluates the carrying value of goodwill and indefinite-lived intangible assets for impairment annually as of October 1 and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. If the carrying value of goodwill or an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized.

Intangible assets consist of (i) definite-lived assets subject to amortization and (ii) indefinite-lived intangible assets not subject to amortization. Definite-lived intangible assets consist principally of customer relationships, developed technology, know-how, capitalized software and license agreements and are being amortized using the straight-line method. Indefinite-lived intangible assets consist of trade names.

Retained Liabilities of Businesses Sold — Retained liabilities of businesses sold include obligations of the Company related to its former Precious Metals Group ("PMG"), which was sold in 2003. Under terms of the sale agreement, the Company will reimburse the buyer of this business for certain items that become due and payable by the buyer subsequent to the sale date. Such items are principally comprised of taxes payable related to periods during which the Company owned PMG. As of December 31, 2010, the net liability was $7.5 million, of which $2.9 million was included in Other current liabilities and $8.1 million was included in Other non-current liabilities and corresponding receivables of $3.5 million, related to indemnifications of the liabilities, were recorded in Other non-current assets. The liability at December 31, 2009 was $6.8 million, of which $2.9 million was included in Other current liabilities and $5.4 million was included in Other non-current liabilities and corresponding receivables of $1.5 million, related to indemnifications of the liabilities, were recorded in Other non-current assets.

Research and Development — Research and development costs are charged to expense when incurred, are included in selling, general and administrative expenses and amounted to $11.8 million, $9.2 million and $10.8 million in 2010, 2009 and 2008, respectively.

Repairs and Maintenance — The Company expenses repairs and maintenance costs, including periodic maintenance shutdowns at its manufacturing facilities, when incurred.

Accounting for Leases — Lease expense is recorded on a straight-line basis. The noncancellable lease term used to calculate the amount of the straight-line expense is generally determined to be the initial lease term, including any optional renewal terms that are reasonably assured. Certain leases include step rent provisions and escalation clauses, which are recognized on a straight-line basis over the lease term. Lease payments that depend on an existing index or rate are included in our minimum lease payments. They are taken into account in computing our minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term.

Income Taxes — Deferred income taxes are provided to recognize the effect of temporary differences between financial and tax reporting. Deferred income taxes are not provided for undistributed earnings of foreign consolidated subsidiaries, to the extent such earnings are determined to be reinvested for an indefinite period of time.

Foreign Currency Translation — The functional currency for the Company's Finnish subsidiary and related DRC operations is the U.S. dollar since a majority of their purchases and sales are denominated in U.S. dollars. Accordingly, foreign currency exchange gains and losses related to assets, liabilities and transactions denominated in other currencies (principally the Euro) are included in the Statements of Consolidated Operations.

The functional currency for the Company's other operating subsidiaries outside of the United States is the applicable local currency. For those operations, financial statements are translated into U.S. dollars at year-end exchange rates as to assets and liabilities and weighted average exchange rates as to revenues and expenses. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss) in stockholders' equity.

Derivative Instruments — The Company enters into derivative instruments and hedging activities to manage, where possible and economically efficient, commodity price risk, foreign currency exchange rate risk and interest rate risk related to borrowings. It is the Company's policy to execute such instruments with creditworthy banks and not enter into derivative instruments for speculative purposes. All derivatives are reflected at their fair value and recorded in other current assets and other current liabilities as of December 31, 2010 and 2009. The accounting for the fair value of a derivative depends upon whether it has been designated as a hedge and on the type of hedging relationship. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation prepared. Changes in the fair values of derivatives not designated in a hedging relationship are recognized in earnings.

The Company, from time to time, employs derivative instruments in connection with purchases and sales of inventory in order to establish a fixed margin and mitigate the risk of price volatility. Some customers request fixed pricing and the Company may use a derivative to mitigate price risk. While this hedging may limit the Company's ability to participate in gains from favorable commodity price fluctuations, it eliminates the risk of loss from adverse commodity price fluctuations.

Periodically, the Company enters into certain derivative instruments designated as cash flow hedges. For these hedges, the effective portion of the gain or loss from the financial instrument is initially reported as a component of Accumulated other comprehensive income (loss) in stockholders' equity and subsequently reclassified into earnings in the same line as the hedged item in the same period or periods during which the hedged item affects earnings.

Note 2 — Recently Issued Accounting Guidance

Accounting Guidance adopted in 2010:

In July 2010, the FASB issued guidance regarding disclosures about the credit quality of financing receivables and the allowance for credit losses. The guidance required disaggregated information about the credit quality of financing receivables and the allowance for credit losses based on portfolio segment and class, as well as disclosure of credit quality indicators, past due information, and modifications of financing receivables. The Company adopted the guidance for disclosures as of the end of a reporting period for the fourth quarter of 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. When effective, the Company will comply with the disclosure provisions of this guidance about activity that occurs during a reporting period.

In January 2010, the FASB issued guidance related to fair value measurements and disclosures, which are effective for interim and annual fiscal periods beginning after December 15, 2009, except for disclosures about certain Level 3 activity which will not become effective until interim and annual periods beginning after December 15, 2010. This guidance requires companies to disclose transfers in and out of Level 1 and Level 2 fair value measurements, the reasons for the transfers, and activity in Level 3 fair value measurements. The new standard also requires a more detailed level of disaggregation of the assets and liabilities being measured as well as increased disclosures regarding inputs and valuation techniques of the fair value measurements. See Note 11 for disclosures related to the new guidance.

In June 2009, the FASB issued guidance on "Consolidation of Variable Interest Entities" to require an analysis to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity. This guidance requires an ongoing reassessment and eliminates the quantitative approach previously required for determining whether an entity is the primary beneficiary. The Company adopted this guidance on January 1, 2010 and such adoption did not have any effect on the Company's results of operations or financial position.

Accounting Guidance Not Yet Adopted
In March 2010, the FASB issued guidance that recognizes the milestone method as an acceptable revenue recognition method for substantive milestones in research or development arrangements. This guidance sets forth requirements for an entity to recognize consideration that is contingent upon achievement of a substantive milestone as revenue in the period in which the milestone is achieved. In addition, this guidance requires disclosure of certain information with respect to arrangements that contain milestones. This guidance is effective for fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The Company has not determined the effect, if any, the adoption of this guidance will have on its results of operations or financial position.

In October 2009, the FASB issued guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. This guidance is effective for annual periods beginning after June 15, 2010. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. The Company has not determined the effect, if any, the adoption of this guidance will have on its results of operations or financial position.

Note 3 — Inventories

Inventories consist of the following as of December 31,

	2010	2009
Raw materials and supplies	**$134,655**	$150,113
Work-in-process	**41,909**	15,952
Finished goods	**117,061**	121,031
	$293,625	$287,096

Note 4 — Property, Plant and Equipment, net

Property, plant and equipment, net consists of the following as of December 31,

	2010	2009
Land and improvements	**$ 18,516**	$ 12,839
Buildings and improvements	**158,453**	142,472
Machinery and equipment	**490,929**	446,282
Furniture and fixtures	**15,524**	12,361
Property, plant and equipment, at cost	**683,422**	613,954
Less accumulated depreciation	**427,324**	386,839
	$256,098	$227,115

Total depreciation expense on property, plant and equipment was $40.8 million in 2010, $43.2 million in 2009 and $45.6 million in 2008.

Note 5 — Acquisition

On January 29, 2010, the Company completed the acquisition of EaglePicher Technologies LLC from EaglePicher Corporation for approximately $172 million in cash. Based in Joplin, Missouri, EaglePicher Technologies is a leader in portable power solutions and energy storage technologies serving aerospace, defense and medical markets, and is developing technologies in advanced power storage to serve alternative energy storage markets. EaglePicher Technologies product offerings can be grouped into two broad categories: (i) proprietary battery products and (ii) complementary battery support products that consist of energetic devices, chargers, battery management systems and distributed products. In fiscal year 2009, EaglePicher Technologies recorded revenues of approximately $125 million, of which approximately 60 percent came from its defense business, approximately 33 percent from its aerospace business, and the remainder from its medical business. The acquisition of EaglePicher Technologies furthers the Company's growth strategy and expands its presence in the battery market. The financial position, results of operations and cash flows of EaglePicher Technologies are included in the Consolidated Financial Statements from the date of acquisition. EaglePicher Technologies is operated and reported within a new segment called Battery Technologies. Net sales and operating profit for Battery Technologies were $113.9 million and $5.1 million, respectively, for 2010.

The purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The purchase price exceeded the fair value of the net assets acquired, resulting in $65.1 million of goodwill, of which $18.6 million is deductible for tax purposes. The excess purchase price over net assets acquired primarily reflects the Company's view that this acquisition will add broad technical expertise in battery applications, which will be critical to the Company's growth in battery materials and technologies.

The following represents the final allocation of the purchase price:

Accounts Receivable	$ 12,144
Inventories	27,459
Other current assets	1,936
Property, plant and equipment	44,460
Other assets	5,276
Customer relationships	40,700
Know-how	18,600
Developed technology	3,100
Tradename	20,700
Goodwill	65,112
Total assets acquired	239,487
Net pension obligations	42,902
Other liabilities, primarily accounts payable and other accrued liabilities	24,606
Total liabilities assumed	67,508
	$171,979

Customer relationships represent the estimated fair value of relationships with customers acquired in connection with the acquisition. Know-how and developed technology represent a combination of processes, patents and trade secrets developed through years of experience in development and manufacturing of EaglePicher Technologies products. Acquired know-how primarily includes its proprietary processes, technical knowledge and manufacturing capabilities/processes in the Defense and Aerospace business units, which the Company considers trade secrets that allow it to achieve a competitive advantage in the marketplace. EaglePicher has a reputation of successfully converting technology into products, and the Company utilizes EaglePicher's concept-to-market capabilities to produce its products, including products not otherwise covered by patents but rather resulting from the application of its trade secrets. Tradename represents the EaglePicher name that the Company will continue to use. In total, the weighted-average amortization period for acquired intangible assets is 18 years. The weighted-average amortization periods for customer relationships, know-how and developed technology acquired are 18 years, 20 years and 15 years, respectively. The tradename is an indefinite-lived asset that will be tested for impairment at least annually.

Included in other liabilities is a $1.3 million environmental liability associated with a site located in Joplin, Missouri. See Note 17 for further disclosure related to environmental liabilities.

In connection with the EaglePicher Technologies acquisition, the Company incurred a total of $3.5 million in acquisition-related costs, of which $2.2 million was recognized in 2010 and $1.3 million was recognized in 2009. Acquisition-related costs are included in Selling, general and administrative expenses in the Statement of Consolidated Operations. A significant portion of these expenses were related to investment banking and due diligence fees.

Note 6 — Goodwill and Other Intangible Assets

Goodwill is tested for impairment on an annual basis and more often if indicators of impairment exist. The goodwill impairment test is a two-step process. During the first step, the Company estimates the fair value of the reporting unit (including goodwill) and compares that amount to the carrying value of that reporting unit. If the estimated fair value of the reporting unit is less than its carrying value, the "Intangibles — Goodwill and Other" topic of the ASC requires a second step to determine the implied fair value of goodwill of the reporting unit, and a comparison of that amount to the carrying value of the goodwill of the reporting unit. This second step includes valuing all of the tangible and intangible assets and liabilities of the reporting unit as if they had been acquired in a business combination on the testing date.

The Company's reporting units are Advanced Materials, Electronic Chemicals, Advanced Organics, Ultra Pure Chemicals ("UPC"), Photomasks, Defense, Aerospace and Medical. The Company is organized into three segments: Advanced Materials, Specialty Chemicals and Battery Technologies. The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, UPC and Photomasks. The Battery Technologies segment is comprised of Defense, Aerospace and Medical. The EaglePicher Technologies acquisition purchase price has been allocated to the assets acquired and liabilities assumed for each Battery Technologies reporting unit based upon their estimated fair values at the date of acquisition. Goodwill is the excess of the purchase price over the fair value of the net assets acquired.

To test goodwill for impairment, the Company is required to estimate the fair value of each of its reporting units. Since quoted market prices in an active market are not available for the Company's reporting units, the Company uses other valuation techniques. The Company has developed a model to estimate the fair value of the reporting units utilizing a discounted cash flow valuation technique ("DCF model"). The Company selected the DCF model as it believes it is comparable to what would be used by market participants to estimate its fair value. The DCF model incorporates the Company's estimates of future cash flows; future growth rates; terminal value amounts; allocations of certain assets, liabilities and cash flows among reporting units; and the applicable weighted-average cost of capital (the "WACC") used to discount those estimated cash flows. These estimates are based on management's judgment. The estimates and projections used in the estimate of fair value are consistent with the Company's forecast and long-range plans.

The Company conducts its annual goodwill impairment test as of October 1. The results of testing as of October 1, 2010 confirmed that the estimated fair value of each of the reporting units exceeded its carrying value and therefore no impairment loss was required to be recognized. In 2009 and 2008, the Company recorded non-cash charges of $37.5 million and $8.8 million, respectively, in the Specialty Chemicals segment for the impairment of goodwill related to the Advanced Organics, UPC and Photomasks reporting units.

The change in the carrying amount of goodwill is as follows:

	Advanced Materials	Specialty Chemicals	Battery Technologies	Consolidated
Balance at January 1, 2009	$ 103,326	$ 165,351	$ —	$ 268,677
2008 goodwill impairment charge adjustment	—	4,139	—	4,139
Goodwill impairment charge	—	(41,643)	—	(41,643)
Foreign currency translation adjustments	—	3,016	—	3,016
Balance at December 31, 2009	103,326	130,863	—	234,189
EaglePicher Technologies acquisition	—	—	65,112	65,112
Foreign currency translation adjustments	—	7,348	239	7,587
Balance at December 31, 2010	**$103,326**	**$138,211**	**$65,351**	**$306,888**

The carrying amount of goodwill and accumulated goodwill impairment charges by reporting unit is as follows:

	December 31, 2010		December 31, 2009	
	Carrying Amount	Accumulated Goodwill Impairment Charges	Carrying Amount	Accumulated Goodwill Impairment Charges
Advanced Materials	**$103,326**	**$ —**	$103,326	$ —
Advanced Organics	**—**	**6,768**	—	6,768
Electronic Chemicals	**121,580**	**—**	114,991	—
Ultra Pure Chemicals	**14,531**	**20,459**	12,828	20,459
Photomasks	**2,100**	**19,077**	3,044	19,077
Defense	**26,451**	**—**	—	—
Aerospace	**23,650**	**—**	—	—
Medical	**15,250**	**—**	—	—
	$306,888	**$46,304**	$234,189	$46,304

Intangible assets consist of (i) definite-lived assets subject to amortization and (ii) indefinite-lived intangible assets not subject to amortization. All intangible assets subject to amortization are amortized on a straight-line basis over the estimated useful lives.

A summary of intangible assets follows:

	Original Value	Accumulated Amortization	Foreign Currency Translation	Accumulated Impairment	Net Carrying Value
Intangible assets not subject to amortization:					
Tradenames	$ 29,098	$ —	$ 399	$ (867)	$ 28,630
Intangible assets subject to amortization:					
Customer relationships	108,423	(23,765)	3,517	—	88,175
Developed technology	15,469	(2,562)	686	—	13,593
Know-how	18,600	(853)	—	—	17,747
Capitalized software	14,205	(10,487)	(76)	(179)	3,463
License agreements	3,514	(978)	(117)	(883)	1,536
Other intangibles	926	(329)	(351)	—	246
	161,137	(38,974)	3,659	(1,062)	124,760
Balance at December 31, 2010	**$190,235**	**$(38,974)**	**$4,058**	**$(1,929)**	**$153,390**
Intangible assets not subject to amortization:					
Tradenames	$ 8,398	$ —	$ 239	$ (867)	$ 7,770
Intangible assets subject to amortization:					
Customer relationships	67,723	(15,767)	1,362	—	53,318
Developed technology	12,369	(1,577)	153	—	10,945
Capitalized software	12,788	(7,665)	(70)	(179)	4,874
License agreements	3,370	(482)	(46)	(883)	1,959
Other intangibles	918	(220)	(335)	—	363
	97,168	(25,711)	1,064	(1,062)	71,459
Balance at December 31, 2009	$ 105,566	$ (25,711)	$ 1,303	$ (1,929)	$ 79,229

The weighted average amortization period is as follows (in years):

Customer relationships	14
Developed Technology	16
Know-how	20
Capitalized software	3
License agreements	5

Indefinite-lived intangible assets are tested annually for impairment and between annual evaluations if changes in circumstances or the occurrence of certain events indicate potential impairment. The results of the testing of the indefinite-lived trade names as of October 1, 2010 confirmed the fair value of each intangible asset exceeded its carrying value and therefore no impairment loss was required to be recognized. During 2009, the Company determined that a license agreement in the UPC reporting unit and certain indefinite-lived trade names in its Photomasks and UPC reporting units were impaired due to downward revisions in estimates of future revenue and cash flows. As a result, selling, general and administrative expenses for 2009 includes an impairment charge of $0.9 million for the license agreement and $0.7 million related to the indefinite-lived trade names. In performing its annual intangible asset impairment testing as of October 1, 2008, the Company determined that certain indefinite-lived trade names in its Photomasks reporting unit were impaired due to downward revisions in estimates of future revenue. As a result, selling, general and administrative expenses for 2008 include an impairment charge of $0.2 million related to the indefinite-lived trade names.

Amortization expense related to intangible assets, including capitalized software, for the years ended December 31, 2010, 2009 and 2008 was $13.3 million, $10.5 million and $10.5 million, respectively. The increase in amortization expense in 2010 was due to the amortization of intangible assets associated with the acquisition of EaglePicher Technologies in 2010.

Internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. Amortization of capitalized software was $2.8 million, $3.4 million and $3.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Estimated annual pretax amortization expense for intangible assets is as follows (in millions):

2011	$11.7
2012	$11.3
2013	$11.0
2014	$10.2
2015	$10.1

Note 7 — Restructuring

During 2009, the Company commenced a restructuring plan for its Advanced Organics business within the Specialty Chemicals segment to better align the cost structure and asset base of its European carboxylate business to industry conditions resulting from weak customer demand, commoditization of products and overcapacity in that market. The restructuring plan included exiting the Manchester, England manufacturing facility and workforce reductions at the Company's Belleville, Ontario, Canada; Kokkola, Finland; Franklin, Pennsylvania and Westlake, Ohio locations. The restructuring plan included the elimination of 100 employee positions, including two in Westlake, five in Belleville, six in Franklin, 15 in Kokkola and 72 in Manchester. The majority of position eliminations were completed by mid-2010. The restructuring plan does not involve the discontinuation of any material product lines or other functions.

During 2010 and 2009, the Company recorded restructuring charges of $2.1 million and $12.7 million, respectively, in the Statement of Consolidated Operations. The Company has incurred and expects to incur the following restructuring charges:

	Total Charges Expected to be Incurred	Total Charges Incurred Year Ended December 31, 2009	Charges (Reversals) Incurred in the Year Ended December 31, 2010	Additional Charges Expected to be Incurred
Cash charges				
Workforce reductions . . .	$ 6,296	$ 4,967	**$1,258**	$ 71
Decommissioning, demolition and lease termination charges . .	1,446	25	**1,213**	208
	7,742	4,992	**2,471**	279
Non-cash charges				
Fixed asset impairment. .	5,536	5,536	**—**	—
Inventory impairment/other charges (reversals). . . .	1,809	2,180	**(371)**	—
	7,345	7,716	**(371)**	—
Total charges	$15,087	$12,708	**$2,100**	$279

Decommissioning and demolition of the Manchester, England facility began during the third quarter of 2010 and is expected to be completed during the first half of 2011. Cash charges were for severance, decommissioning and demolition costs, lease termination costs and other exit costs. The Company expects to continue to incur costs for severance, decommissioning and demolition, lease termination and other exit costs through June 30, 2011. Such costs will be expensed as incurred.

The following table presents the activity and accrued liability balance related to the restructuring program:

	Workforce Reductions	Other Charges	Total
Balance at December 31, 2008	$ —	$ —	$ —
Charges	4,967	7,741	12,708
Foreign currency translation adjustment	(68)	—	(68)
Non-cash charges	—	(7,716)	(7,716)
Cash payments	(40)	—	(40)
Balance at December 31, 2009	4,859	25	4,884
Charges	1,258	1,213	2,471
Foreign currency translation adjustment	(209)	(11)	(220)
Cash payments	(5,507)	(1,221)	(6,728)
Balance at December 31, 2010	**$ 401**	**$ 6**	**$ 407**

The restructuring accrual represents future cash payments and is recorded on the Consolidated Balance Sheet and is included in Other current liabilities.

Note 8 — Discontinued Operations

Income from discontinued operations is related to the Company's former copper powders business, SCM Metal Products, Inc. ("SCM"), and PMG, which were both sold in 2003. Income from discontinued operations consisted of the following for the years ended December 31:

	2010	2009	2008
Income (loss) from discontinued operations before income taxes	**$ (909)**	$1,981	$92
Income tax (benefit) expense	**(1,635)**	485	—
Income from discontinued operations, net of tax	**$ 726**	$1,496	$92

Income from discontinued operations in 2010 includes a $1.6 million tax benefit related to a prior period error, partially offset by a $1.2 million increase in a contingency accrual. Income from discontinued operations in 2009 includes the reversal of a $2.0 million tax contingency accrual related to PMG. 2010, 2009 and 2008 were also impacted by translation adjustments of retained liabilities of businesses sold denominated in a foreign currency.

Note 9 — Debt

On March 8, 2010, the Company entered into a new $250.0 million secured revolving credit facility (the "Revolver"). The Revolver replaced the Company's prior revolving credit facility that was scheduled to expire in December 2010. The Revolver includes an "accordion" feature under which the Company may increase the Revolver's availability by $75.0 million to a maximum of $325.0 million, subject to certain customary conditions and the agreement of current or new lenders to accept a portion of the increased commitment. To date, the Company has not sought to borrow under the accordion feature. Obligations under the Revolver are guaranteed by the Company's present and future subsidiaries (other than immaterial subsidiaries, joint ventures and certain foreign subsidiaries) and are secured by a lien on substantially all of the personal property assets of the Company and subsidiary guarantors, except that the lien on the shares of first-tier foreign subsidiaries is limited to 65% of such shares.

The Revolver requires the Company to maintain a minimum consolidated interest coverage ratio of no less than 3.50 to 1.00 and a maximum consolidated leverage ratio of not more than 2.50 to 1.00. At December 31, 2010, the Company's interest coverage ratio was 24.36 to 1.00 and its leverage ratio was .71 to 1.00. Both of the financial covenants are tested quarterly for each trailing four-consecutive-quarter period. Other covenants in the Revolver limit consolidated capital expenditures to $50.0 million per year and also limit the Company's ability to incur additional indebtedness, make investments, merge with another corporation, dispose of assets and pay dividends. As of December 31, 2010, the Company was in compliance with all of the covenants under the Revolver.

The Company has the option to specify that interest be calculated based either on a London interbank offered rate ("LIBOR") or on a variable base rate, plus, in each case, a calculated applicable margin. The applicable margins range from 1.25% to 2.00% for base rate loans and 2.25% to 3.00% for LIBOR loans. The Revolver also requires the payment of a fee of 0.375% to 0.5% per annum on the unused commitment and a fee on the undrawn amount of letters of credit at a rate equal to the applicable margin for LIBOR loans. The applicable margins and unused commitment fees are subject to adjustment quarterly based upon the leverage ratio. The Revolver provides for interest-only payments during its term, with all unpaid principal due at maturity on March 8, 2013. Outstanding borrowings under the Revolver totaled $120.0 million at December 31, 2010. There were no amounts outstanding under the prior credit facility at December 31, 2009. At December 31, 2010, the weighted average interest rate for the outstanding borrowings under the Revolver was 2.78%, and the weighted average interest rate for the outstanding borrowings under the Revolver together with the related interest rate swap agreements was 3.17%.

The Company incurred fees and expenses of $2.6 million related to the Revolver. These fees and expenses were deferred and are being amortized to interest expense over the three-year term of the Revolver.

During 2008, the Company's Finnish subsidiary, OMG Kokkola Chemicals Oy ("OMG Kokkola"), entered into a €25 million credit facility agreement (the "Credit Facility"). Under the Credit Facility, subject to the lender's discretion, OMG Kokkola can draw short-term loans, ranging from one to nine months in duration, in U.S. dollars at LIBOR plus a margin of 0.55%. The Credit Facility has an indefinite term, and either party can immediately terminate the Credit Facility after providing notice to the other party. The Company agreed to unconditionally guarantee all of the obligations of OMG Kokkola under the Credit Facility. There were no borrowings outstanding under the Credit Facility at December 31, 2010 or 2009.

Interest paid on long-term debt was $2.9 million, $0.4 million and $1.0 million for 2010, 2009 and 2008, respectively. Interest expense has not been allocated to discontinued operations. No interest was capitalized in 2010, 2009 or 2008.

Note 10 — Derivative Instruments

The Company enters into derivative instruments and hedging activities to manage, where possible and economically efficient, commodity price risk, foreign currency exchange rate risk and interest rate risk related to borrowings. It is the Company's policy to execute such instruments with creditworthy counterparties and not enter into derivative instruments for speculative purposes. All derivatives are reflected on the balance sheet at fair value and recorded in other current assets and other current liabilities in the Consolidated Balance Sheets. The accounting for the fair value of a derivative depends upon whether it has been designated as a hedge and on the type of hedging relationship. Changes in the fair value of derivative instruments are recognized immediately in earnings, unless the derivative is designated as a hedge and qualifies for hedge accounting. Under hedge accounting, recognition of derivative gains and losses can be matched in the same period with that of the hedged exposure and thereby minimize earnings volatility. To qualify for designation in a hedging relationship, specific criteria must be met and appropriate documentation prepared.

For a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the risk being hedged are both recognized currently in earnings. For a cash flow hedge, the effective portion of the change in fair value of a hedging instrument is initially recognized in Accumulated other comprehensive income (loss) ("AOCI(L)") in stockholders' equity and subsequently reclassified to earnings when the hedged item affects income. The ineffective portion of the change in fair value of a cash flow hedge is recognized immediately in earnings.

Commodity Price Risk

The Company enters into derivative instruments and hedging activities to manage commodity price risk. The Company, from time to time, employs derivative instruments in connection with certain purchases and sales of inventory in order to establish a fixed margin and mitigate the risk of price volatility. Some customers request fixed pricing and the Company may use a derivative to mitigate price risk. The Company makes or receives payments based on the difference between a fixed price (as specified in each individual contract) and the market price of the commodity being hedged. These payments will offset the change in prices of the underlying sales or purchases and effectively fix the price of the hedged commodity at the contracted rate for the contracted volume. While this hedging may limit the Company's ability to participate in gains from favorable commodity price fluctuations, it eliminates the risk of loss from adverse commodity price fluctuations.

Derivative instruments employed by the Company to manage commodity price risk include cash flow and fair value hedges as well as some contracts that are not designated as accounting hedges.

Cash Flow Hedges

From time to time, the Company enters into copper forward sales contracts that are designated as cash flow hedges. At December 31, 2009, the notional quantity of open copper forward sales contracts designated as cash flow hedges in accordance with the "Derivatives and Hedging" topic of the ASC was 1.3 million pounds. The Company had no copper forward sales contracts designated as cash flow hedges at December 31, 2010. No hedge ineffectiveness was recorded in income in the years ended December 31, 2010, 2009 or 2008 for these hedges.

Fair Value Hedges

From time to time, the Company enters into certain cobalt forward purchase contracts designated as fair value hedges. The Company had no cobalt forward purchase contracts designated as fair value hedges at December 31, 2010 or 2009.

Other Forward Contracts

During 2007, the Company entered into cobalt forward purchase contracts to establish a fixed margin and mitigate the risk of price volatility related to the sales during the second quarter of 2008 of cobalt-containing finished products that were priced based on a formula that included a fixed cobalt price component. These forward purchase contracts were not designated as hedging instruments under the "Derivatives and Hedging" topic of the ASC. Accordingly, these contracts were adjusted to fair value as of the end of each reporting period, with the gain or loss recorded in Cost of products sold. The Company had no forward contracts at December 31, 2010 or 2009.

Foreign Currency Exchange Rate Risk

The functional currency for the Company's Finnish operating subsidiary is the U.S. dollar since a majority of its purchases and sales are denominated in U.S. dollars. Accordingly, foreign currency exchange gains and losses related to transactions of this subsidiary denominated in other currencies (principally the Euro) are included in earnings. While a majority of the subsidiary's raw material purchases are in U.S. dollars, it also has some Euro-denominated expenses. Beginning in 2009, the Company entered into foreign currency forward contracts to mitigate a portion of the earnings volatility in those Euro-denominated cash flows due to changes in the Euro/U.S. dollar exchange rate. The Company had Euro forward contracts with notional values that totaled 1.5 million Euros at December 31, 2009. The Company had no Euro forward contracts at December 31, 2010. The Company designated these derivatives as cash flow hedges of its forecasted Euro-denominated expenses. No hedge ineffectiveness was recorded in income in the years ended December 31, 2010, 2009 or 2008 for these hedges.

Interest Rate Risk

The Company is exposed to interest rate risk primarily through its borrowing activities. If needed, the Company predominantly utilizes U.S. dollar-denominated borrowings to fund its working capital, acquisition and investment needs. There is an inherent rollover risk for borrowings as they mature and are renewed at current market rates. From time to time, the Company enters into derivative instruments and hedging activities to manage, where possible and economically efficient, interest rate risk related to borrowings. The Company uses interest rate swap agreements to partially reduce risks related to floating rate financing agreements that are subject to changes in the market rate of interest. Terms of the interest rate swap agreements require the Company to receive a variable interest rate and pay a fixed interest rate. The Company's interest rate swap agreements and its variable rate financings are predominately based upon the three-month LIBOR. The Company had interest rate swaps with notional values that totaled $60.0 million at December 31, 2010. The outstanding contracts as of December 31, 2010 had maturities ranging up to 17 months. As of December 31, 2010, AOCI(L) included a cumulative loss of $0.4 million related to these contracts, of which $0.3 million is expected to be reclassified to earnings within the next twelve months. The Company had no outstanding interest rate derivatives at December 31, 2009. No hedge ineffectiveness was recorded in income in 2010, 2009 or 2008 for these hedges.

The following table summarizes the fair value of derivative instruments recorded in the Consolidated Balance Sheets:

	Derivatives Designated as Hedging Instruments			
	Derivative Assets			
	December 31, 2010		December 31, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Euro forward contracts	Other current assets	$—	Other current assets	$258
Total		$—		$258

	Derivative Liabilities			
	December 31, 2010		December 31, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity contracts	Other current liabilities	$ —	Other current liabilities	$(226)
Interest rate swap agreements	Other current liabilities	(393)	n/a	—
Total		$(393)		$(226)

	Derivatives Not Designated as Hedging Instruments			
	Derivative Liabilities			
	December 31, 2010		December 31, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Commodity contracts	Other current liabilities	$(378)	Other current liabilities	$—
Total		$(378)		$—

The following table summarizes the effect of derivative instruments as recorded in the Statement of Consolidated Operations:

	Derivatives in Fair Value Hedging Relationships			
	Location of Gain (Loss) on Derivative Recognized in Income	Amount of Gain (Loss) on Derivative Recognized in Income for the Year Ended December 31,		
		2010	2009	2008
Commodity contracts	Cost of products sold	$—	$227	$(6,753)

	Hedged Items in Fair Value Hedging Relationships	Location of Gain (Loss) on Related Hedged Item Recognized in Income	Amount of Gain (Loss) on Related Hedged Item Recognized in Income for the Year Ended December 31,		
			2010	2009	2008
Commodity contracts	Firm commitment	Cost of products sold	$—	$(227)	$6,753

	Derivatives in Cash Flow Hedging Relationships		
	Amount of Gain (Loss) on Derivative Recognized in AOCI(L) (Effective Portion) for the Year Ended December 31,		
	2010	2009	2008
Euro forward contracts	$ —	$ 1,252	$ —
Commodity contracts	—	(1,843)	624
Interest rate swap agreements	(393)	—	—
Total	$(393)	$ (591)	$624

	Location of Gain (Loss) Reclassified from AOCI(L) into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI(L) into Income (Effective Portion) for the Year Ended		
		2010	2009	2008
Euro forward contracts	Cost of products sold	$(2,094)	$ 1,061	$ —
Commodity contracts	Net sales	(221)	(1,676)	624
Total		$(2,315)	$ (615)	$624

	Derivatives Not Designated as Hedging Instruments			
	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized in Income on Derivative for the Year Ended December 31,		
		2010	2009	2008
Commodity contracts	Net sales	$(378)	$—	$ —
Commodity contracts	Cost of products sold	—	—	4,002
Total		$(378)	$—	$4,002

Note 11 — Fair Value Disclosures

The following table shows the Company's assets and liabilities accounted for at fair value on a recurring basis:

		Fair Value Measurements at Reporting Date Using		
Description	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:				
Commodity contracts	$(378)	$—	$(378)	$—
Interest rate swap agreements	(393)	—	(393)	—
Total	$(771)	$—	$(771)	$—

See Note 13 for fair value disclosure related to pension assets.

The Company uses significant other observable inputs to value commodity contracts and interest rate swap agreements; therefore, they are classified within Level 2 of the valuation hierarchy. The fair value for these contracts is determined based on copper prices and interest rates, respectively. There were no transfers into or out of Levels 1, 2 or 3 in 2010.

Cobalt forward purchase contracts are classified as Level 3, as their valuation is based on the expected future cash flows discounted to present value. Future cash flows are estimated using a theoretical forward price as quoted forward prices are not available. The following table provides a reconciliation of derivatives measured at fair value on a recurring basis which used Level 3 inputs:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Derivatives
January 1, 2009	$ (57)
Realized gains (losses) included in earnings	227
Purchases, issuances, and settlements	(170)
Transfers in and/or out of Level 3	—
December 31, 2009	$ —

Non-recurring fair value measurements

In September 2009, the Company announced a restructuring plan related to its Advanced Organics business. See Note 7. As a result, the Company reviewed its long-lived assets associated with the Manchester, England facility for impairment and recorded a $5.7 million impairment charge. The fair value measurements were calculated using significant unobservable inputs (combination of the cost and market approach).

In accordance with the provisions of the "Intangibles — Goodwill and Other" topic of the ASC, goodwill of the UPC reporting unit was written down to its implied fair value of $28.3 million after completing step two in 2009. The resulting $4.1 million adjustment to the estimated goodwill impairment charge of $8.8 million recorded in 2008 was included in earnings of 2009. During 2009, the Company recorded an additional $15.8 million goodwill impairment charge related to the UPC reporting unit to write down goodwill with a carrying value of $28.5 million to its implied fair value of $12.7 million. In addition, the Company recorded an impairment charge of $19.1 million related to the Photomasks reporting unit to write down goodwill with a carrying value of $22.3 million to its implied fair value of $3.2 million. Goodwill related to the Advanced Organics reporting unit with a carrying amount of $6.8 million was written down to its implied fair value of $0, resulting in an impairment charge of $6.8 million in 2009. The Company utilizes a discounted cash flow analysis to estimate the fair value of the reporting units utilizing unobservable inputs. The fair value measurement of the reporting unit under the step-one analysis and the step-two analysis in their entirety are classified as Level 3 inputs.

During 2009 the Company also wrote down to fair value indefinite-lived trade name intangible assets in its Photomasks and Electronic Chemicals reporting units and a license agreement in its UPC reporting unit due to downward revisions in estimates of future revenue and cash flows. The impaired indefinite-lived trade name intangible assets were determined to have an estimated fair value of $4.0 million resulting in a charge of $0.7 million, and the license agreement was determined to have no value resulting in a charge of $0.9 million. Both charges were included in earnings for 2009. The Company utilizes a "relief from royalty" methodology in estimating fair values for indefinite-lived trade names. The methodology estimates the fair value of each trade name by determining the present value of the royalty payments that are avoided as a result of owning the trade name and includes judgmental assumptions about sales growth that are consistent with the assumptions used to determine the fair value of reporting units in the Company's goodwill testing. The fair value measurements were calculated using unobservable inputs, classified as Level 3, requiring significant management judgment due to the absence of quoted market prices or observable inputs for assets of a similar nature.

The Company also holds financial instruments consisting of cash, accounts receivable, and accounts payable. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value due to the short-term maturities of these instruments. The carrying value of the Company's Revolver approximates fair value due to the variable interest rate terms. Derivative instruments are recorded at fair value as indicated in Note 10.

Cost method investments are evaluated for impairment quarterly. During 2010, the Company recorded a charge of $2.0 million in Selling, general and administrative expenses due to an other-than-temporary decline in the fair value of a cost method investment. This impairment charge was recognized in the Advanced Materials segment. As of December 31, 2009, the estimated fair value of this investment approximated the Company's carrying value in the investment ($2.0 million). The decline in value was determined to be other other-than-temporary due to the Company's reassessment of the fair value of the investment due, in part, to the investee's inability to obtain permanent financing, which required the investee to delay and scale back its development plans. The Company determined that the fair value of the investment was zero based on Level 3 inputs. Level 3 inputs were used to determine the fair value of the investment as the investment was in a privately held entity without quoted market prices. To determine the fair value of the investments, the Company used earnings and cash flow forecasts of the entity.

Accounts receivable potentially subjects the Company to a concentration of credit risk. The Company maintains significant accounts receivable balances with several large customers. At December 31, 2010 the accounts receivable balance from our largest customer represented 6% of the Company's net accounts receivable. Generally, the Company does not obtain security from its customers in support of accounts receivable.

Sales to Nichia Chemical Corporation represented approximately 14%, 16% and 22% of net sales in 2010, 2009 and 2008, respectively. No other customer individually represented more than 10% of net sales for any period presented. The loss of this customer could have a material adverse effect on the Company's business, results of operations or financial position. Sales to the top three customers in the Battery Technologies segment represented approximately 50% of Battery Technologies' net sales in 2010. The loss of one or more of these customers could have a material adverse effect on Battery Technologies' business, results of operations or financial position.

Note 12 — Income Taxes

Income (loss) from continuing operations before income tax expense consists of the following:

	Year Ended December 31		
	2010	**2009**	**2008**
United States	**$ (21,370)**	$(43,099)	$ (41,813)
Outside the United States	**128,685**	42,041	214,101
	$107,315	$ (1,058)	$172,288

Income tax expense is summarized as follows:

	Year Ended December 31		
	2010	**2009**	**2008**
Current tax provision (benefit):			
United States:			
Federal	**$ 321**	$ 7,122	$(44,927)
State and local	**376**	144	167
Outside the United States	**34,090**	21,104	61,730
Total current	**34,787**	28,370	16,970
Deferred tax provision (benefit):			
United States	**542**	(6,949)	5,437
Outside the United States	**(5,673)**	(522)	(6,331)
Total deferred	**(5,131)**	(7,471)	(894)
	$29,656	$20,899	$ 16,076

A reconciliation of income taxes computed using the United States statutory rate to income taxes computed using the Company's effective income tax rate is as follows:

	Year Ended December 31		
	2010	**2009**	**2008**
Income (loss) from continuing operations before income tax expense	**$107,315**	$ (1,058)	$172,288
Income taxes at the United States statutory rate (35)%	**37,560**	(370)	60,301
Increase (decrease) in taxes resulting from:			
Effective tax rate differential on income outside of the United States	**(25,447)**	5,260	(17,673)
Repatriation of foreign earnings	**5,564**	2,537	10,284
Goodwill impairment	**—**	11,853	2,200
Malaysian tax holiday	**(4,545)**	(3,946)	(4,962)
Valuation allowance (reversal)	**(1,967)**	1,025	6,419
Liability for uncertain tax positions	**1,936**	8,160	2,317
Foreign tax credits on amended prior year tax returns	**—**	(5,985)	(46,636)
Allowance on GTL prepaid tax asset	**11,465**	—	—
Other, net	**5,090**	2,365	3,826
Income tax expense	**$ 29,656**	$20,899	$ 16,076
Effective income tax rate	**27.6%**	(a)	9.3%

(a) not meaningful

During 2010, the Company recorded discrete tax items related to continuing operations netting to expense of $5.4 million. Included in this amount is $10.1 million of discrete tax expense related to the GTL joint venture, of which the Company's share is 55%, or $5.6 million. The GTL items are primarily comprised of an $11.5 million charge to reserve a portion of GTL's prepaid income tax balance, and a benefit of $2.6 million primarily related to a return to provision adjustment. In 2010, certain companies doing business in the DRC, including GTL, received notification from the DRC tax authorities that requests to utilize tax overpayments to offset more than 20% of 2010 taxes payable would not be granted. Based on past precedent set by the DRC tax authorities, GTL had previously estimated it would be able to utilize its prepaid tax asset to offset more than 20% of its future tax obligations. Given these changes, the Company updated its estimation of the realizability of GTL's prepaid tax asset in the DRC and recorded an allowance of $11.5 million against the prepaid tax asset in 2010. Excluding the discrete items, the effective income tax rate for 2010 would have been 22.6%. This rate is lower than the U.S. statutory tax rate primarily due to income earned in tax jurisdictions with lower statutory rates than the U.S. (primarily Finland) and a tax holiday in Malaysia. This was partially offset by losses in certain jurisdictions with no corresponding tax benefit (including the U.S.). During 2009, the Company recorded discrete tax expense items totaling $10.2 million, which included $9.2 million related to GTL, of which the Company's share is 55%, or $5.1 million. Also in 2009, the Company recorded goodwill and intangible asset impairment charges totaling $39.1 million, which are not deductible for tax purposes. Adjusting the pretax loss for the impairment charges and excluding the special tax items, the Company's effective income tax rate would have been 28.2% for 2009. This effective tax rate is lower than the U.S. statutory rate due primarily to income earned in foreign tax jurisdictions with lower statutory tax rates than the U.S. (primarily Finland) and a tax holiday in Malaysia, offset by income earned in foreign tax jurisdictions with higher statutory rates than the US, principally the DRC.

During 2009, the Company updated its analysis of foreign tax credit positions and recorded a $5.8 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. As originally filed, such returns claimed these amounts as deductions rather than foreign tax credits because the Company was in a net operating loss carryforward position in the U.S. during those years. However, due to income taxes paid in the U.S. in connection with the 2009 repatriation of foreign earnings, the Company is able to utilize these foreign tax credits previously taken as deductions. The benefit related to the foreign tax credits was $0.19 per diluted share in 2009. During 2008, the Company completed an analysis of foreign tax credit positions and recorded a $46.6 million tax benefit related to an election to take foreign tax credits on prior year U.S. tax returns. As originally filed, such returns claimed these amounts as deductions rather than foreign tax credits because the Company was in a net operating loss carryforward position in the U.S. during those years. However, due to income taxes paid in the U.S. in connection with the 2007 repatriation of foreign earnings, the Company is able to utilize these foreign tax credits previously taken as deductions. The benefit related to the foreign tax credits was $1.54 per diluted share in 2008. The $46.6 million tax benefit is net of a valuation allowance of $1.5 million on deferred tax assets because it is more likely than not that those deferred tax assets will not be realized as a result of the Company's election to claim the foreign tax credits. Excluding the tax benefit related to the foreign tax credits, the Company's effective income tax rate would have been 36.4% for 2008.

As discussed above, during 2008 and 2009, the Company recorded tax benefits related to its election to take foreign tax credits on prior year U.S. tax returns. As of December 31, 2010, the Company has a receivable of $37.9 million (included in Refundable and prepaid income taxes on the Consolidated Balance Sheets) related to amending its U.S. tax returns. The Company expects to receive this refund in 2011.

The Company intends to repatriate only future earnings and therefore has not provided additional United States income taxes on approximately $204.8 million of undistributed earnings of consolidated foreign subsidiaries. Such earnings could become taxable upon the sale or liquidation of these foreign subsidiaries or upon dividend repatriation. The Company's intent is for such earnings to be permanently reinvested by the foreign subsidiaries. It is not practicable to estimate the amount of unrecognized withholding taxes and tax liability on such earnings.

In connection with an investment incentive arrangement, the Company has a "tax holiday" from income taxes in Malaysia. This arrangement, which expires on December 31, 2011, reduced income tax expense by $4.5 million, $3.9 million and $5.0 million for 2010, 2009 and 2008, respectively. The benefit of the tax holiday on net income per diluted share was approximately $0.15, $0.13, and $0.16 in 2010, 2009 and 2008, respectively.

The Company has a subsidiary in the Netherlands which is a closed CV and under Dutch law is not subject to tax in the Netherlands. The Company's tax ruling confirming its favorable tax status expired on December 31, 2010. The Company has requested, and expects to receive, a renewal of the ruling confirming its tax status under Dutch law.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003. The Internal Revenue Service is currently examining the Company's 2007 U.S. federal income tax return. This examination is expected to be completed in 2011.

Income tax payments were $26.5 million, $23.9 million and $77.4 million in 2010, 2009 and 2008, respectively.

Significant components of the Company's deferred income taxes are as follows:

	December 31	
	2010	**2009**
Employee benefit accruals	**$ 24,246**	$ 10,339
Foreign operating loss carryforwards	**12,413**	2,823
Foreign tax credit carryforwards	**10,567**	8,257
State operating loss carryforwards	**6,702**	7,711
Operating accruals	**17,796**	15,411
Investment credit carryforwards	**2,195**	—
Valuation allowance	**(50,329)**	(24,141)
Deferred tax assets	**23,590**	20,400
Depreciation and amortization	**(33,853)**	(31,732)
Earnings repatriation	**(969)**	(1,578)
Other	**(951)**	(625)
Deferred tax liabilities	**(35,773)**	(33,935)
Net deferred tax liabilities	**$(12,183)**	$(13,535)

Deferred income taxes are recorded in the Consolidated Balance Sheets in the following accounts:

	December 31	
	2010	**2009**
Other current assets	**$ 8,208**	$ 6,519
Other non-current assets	**4,000**	8,077
Other current liabilities	**(892)**	(678)
Deferred income taxes — non-current liabilities	**(23,499)**	(27,453)
	$(12,183)	$(13,535)

The Company has a U.S. net deferred tax asset of $0.4 million which is expected to be recovered based on temporary differences that will reverse in 2011-2012. At December 31, 2010 and 2009, the Company has U.S state net operating loss carryforwards representing a potential future tax benefit of $6.7 million and $7.7 million. These carryforwards expire at various dates from 2011 through 2030. The Company has recorded a full valuation allowance against the U.S state net operating loss carryforwards. The Company has foreign net operating loss carryforwards of $38.4 million, representing a potential future tax benefit of $12.4 million in various jurisdictions, some of which expire in 2012 through 2030, and some of which have no expiration. The Company has established a $7.4 million valuation allowance against the foreign net operating loss carryforwards as the Company believes that the majority of these assets will not be realized. The remaining $5.0 million foreign operating loss carryforward, which relates to GTL, is expected to be realized based on current projections of future taxable income. The Company has foreign investment tax credit carryforwards of $2.2 million which expire in 2028. The Company has recorded a valuation allowance against the foreign investment tax credit carryforwards as the Company believes that these assets will not be realized. For the year ended December 31, 2010, the Company's valuation allowance increased primarily due to establishing valuation allowances against the net deferred tax assets associated with the EaglePicher Technologies acquisition.

A reconciliation of the beginning and ending amount of uncertain tax positions is as follows:

Balance at January 1, 2009	$ 6,355
Additions for tax positions related to the current year	2,519
Additions for tax positions of prior years	9,812
Reductions for tax positions of prior years	(1,520)
Reductions for lapses of statute of limitations	(618)
Foreign currency translation	96
Balance at December 31, 2009	16,644
Additions for tax positions related to the current year	**3,714**
Additions for tax positions of prior years	**2,958**
Reductions for tax positions of prior years	**(1,819)**
Reductions for lapses of statute of limitations	**(278)**
Foreign currency translation	**107**
Balance at December 31, 2010	**$21,326**

If recognized, all uncertain tax positions would affect the effective tax rate. However, $8.5 million of the uncertain tax positions relate to foreign tax credit carryforwards, which if recognized would be offset by an adjustment to the valuation allowance. At December 31, 2010, there are no uncertain tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The increase in uncertain tax positions in 2010 results primarily from intercompany transactions including transfer pricing matters and a tax refund on an intercompany dividend. The decrease in uncertain tax positions in 2010 results primarily from audit activities and a change in recognition related to an intercompany loan. The increase in uncertain tax positions in 2009 results primarily from transfer pricing matters. At December 31, 2010, the liability for uncertain tax positions includes $4.7 million for which it is reasonably possible that the uncertain tax position will decrease within the next twelve months. These uncertain tax positions primarily relate to transfer pricing and may decrease upon completion of examination by taxing authorities.

The Company recognizes interest accrued related to uncertain tax positions and penalties as a component of income tax expense. During 2010, 2009 and 2008, the Company recognized a $0.1 million benefit, $0.5 million expense and $0.1 million expense related to interest and penalties, respectively. At December 31, 2010 and 2009, the Company had $0.8 million and $0.9 million accrued for interest and penalties.

Note 13 — Pension and Other Post-Retirement Benefit Plans

The Company has defined contribution plans covering substantially all eligible U.S. employees. Contributions are directed by the employee into various investment options. These defined contribution plans do not have any direct ownership of the Company's common stock. Under these plans, the Company matches participants' contributions based on plan provisions. Certain plans provide for a discretionary Company contribution based on employee compensation. From July 2009 through December 2009, the Company suspended the discretionary employer contributions to its defined contribution retirement plans. The Company maintains additional defined contribution plans in certain locations outside the United States. Aggregate defined contribution plan expenses were $5.7 million, $4.4 million and $3.8 million in 2010, 2009 and 2008, respectively.

As a result of the EaglePicher Technologies acquisition, the Company assumed certain pension obligations and an unfunded life insurance plan. The EaglePicher Technologies pension plans consist of four non-contributory defined benefit pension plans. The Technologies Salaried Plan is a defined benefit, cash balance plan that covers EaglePicher Technologies salaried employees hired prior to January 1, 2007. The Technologies Hourly Plan is a defined benefit plan that covers EaglePicher Technologies non-union hourly employees hired prior to January 1, 2007 and union hourly employees hired prior to May 3, 2008. The Company also assumed the liabilities of two frozen defined benefit pension plans. Pension benefits are paid to plan participants directly from pension plan assets. The liability associated with the life insurance plan was $0.6 million at December 31, 2010 and is included in Other non-current liabilities in the Consolidated Balance Sheet.

In addition to the pension liabilities assumed as a result of the EaglePicher Technologies acquisition, the Company has a non-contributory, defined benefit pension plan for certain retired employees in the United States related to the Company's divested SCM business. Pension benefits are paid to plan participants directly from pension plan assets. Certain non-U.S. employees are covered under other defined benefit plans. These non-U.S. plans are not material to the Company.

The Company also has an obligation to its former chief executive officer in settlement of an unfunded supplemental executive retirement plan ("SERP"). Payments under the SERP are made directly from the Company.

During 2008, to comply with the requirements of U.S. GAAP to measure plan assets and benefit obligations as of the date of its statement of financial position, the Company changed the measurement date of its pension and postretirement benefit plans from October 31 to December 31. As a result, an adjustment to beginning retained earnings of $0.2 million was recorded in 2008 and is reflected in the Statement of Consolidated Stockholders' Equity.

The following table sets forth the changes in the benefit obligation and the plan assets during the year and reconciles the funded status of the defined benefit plans with the amounts recognized in the Consolidated Balance Sheets at December 31:

	Pension Benefits			
	U.S. Plans		Non-U.S. Plans	
	2010	2009	2010	2009
Change in benefit obligation				
Projected benefit obligation at beginning of year	**$ (24,061)**	$(23,670)	**$(2,813)**	$(2,086)
EaglePicher Technologies acquisition	**(182,670)**	—	**—**	—
Service cost	**(913)**	—	**(228)**	(173)
Interest cost	**(11,078)**	(1,307)	**(129)**	(122)
Actuarial gain	**(8,976)**	(893)	**(405)**	(365)
Benefits paid	**11,832**	1,137	**57**	71
Plan amendments	**—**	—	**—**	(89)
Transfers out of the plan	**—**	—	**—**	32
Foreign currency exchange rate changes	**—**	—	**185**	(81)
SERP payments related to former CEO	**672**	672	**—**	—
Projected benefit obligation at end of year	**(215,194)**	(24,061)	**(3,333)**	(2,813)
Change in plan assets				
Fair value of plan assets at beginning of year	**10,013**	8,845	**309**	293
EaglePicher Technologies acquisition	**139,768**	—	**—**	—
Actual return on plan assets	**15,865**	2,076	**3**	7
Employer contributions	**5,633**	229	**57**	71
Foreign currency exchange rate changes	**—**	—	**(20)**	9
Benefits paid	**(11,832)**	(1,137)	**(57)**	(71)
Fair value of plan assets at end of year	**159,447**	10,013	**292**	309
Funded status — plan assets less than benefit obligations	**(55,747)**	(14,048)	**(3,041)**	(2,504)
Recognized in accumulated other comprehensive income:				
Net actuarial (gain) loss	**13,895**	11,528	**571**	177
Amounts not yet recognized as a component of net postretirement benefit cost	**$ 13,895**	$ 11,528	**$ 571**	$ 177
Amounts recorded in the balance sheet consist of:				
Accrued benefit liability — current	**$ (681)**	$ (704)	**$ —**	$ (49)
Accrued benefit liability — long-term	**(55,066)**	(13,344)	**(3,041)**	(2,455)
Accumulated other comprehensive loss	**13,895**	11,528	**571**	177
Net amount recognized	**$ (41,852)**	$ (2,520)	**$(2,470)**	$(2,327)
Accumulated benefit obligation at end of year	**$(198,736)**	$(24,061)	**$(2,859)**	$(2,579)

Set forth below is a detail of the net periodic pension and other post-retirement benefit expense for the defined benefit plans for the years ended December 31:

	Pension Benefits		
	U.S. Plans		
	2010	2009	2008
Service cost	**$ 913**	$ —	$ —
Interest cost	**11,078**	1,307	1,295
Amortization of unrecognized net loss	**364**	390	273
Expected return on plan assets	**(9,621)**	(711)	(857)
Net periodic benefit cost	**2,734**	986	711
Net (gain) loss arising during the year	**2,731**	(473)	3,966
Net (gain) loss recognized during the year	**(363)**	(390)	(273)
Change in measurement date	**—**	—	(46)
Total recognized in other comprehensive income	**2,368**	(863)	3,647
Total recognized in net periodic benefit cost and other comprehensive income	**$ 5,102**	$ 123	$4,358

	Pension Benefits		
	Non-U.S. Plans		
	2010	2009	2008
Service cost	**$228**	$173	$ 130
Interest cost	**129**	122	120
Amortization of unrecognized net loss	**3**	(7)	—
Amortization of prior service credit	**5**	—	—
Expected return on plan assets	**(9)**	(10)	(17)
Net periodic benefit cost	**356**	278	233
Net (gain) loss arising during the year	**411**	375	(325)
Net (gain) loss recognized during the year	**(3)**	7	—
Amortization of prior service credit	**(5)**	89	—
Exchange rate gain (loss)	**(9)**	6	17
Total recognized in other comprehensive income	**394**	477	(308)
Total recognized in net periodic benefit cost and other comprehensive income	**$750**	$755	$ (75)

Future pension benefit payments expected to be paid are as follows:

	Pension	
Expected benefit payments	**U.S. Plans**	**Non-U.S. Plans**
2011	$13,961	$118
2012	$14,099	$ 82
2013	$14,117	$114
2014	$14,156	$ 71
2015	$14,251	$101
2016-2020	$73,052	$764

The Company expects to contribute $7.6 million and $0.1 million related to its U.S. and non-U.S. pension plans, respectively, in 2011. Expected contributions are dependent on many variables, including the variability of the market value of the assets as compared to the obligation and other market or regulatory conditions. Accordingly, actual funding may differ significantly from current estimates.

The amounts in Accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2011 are as follows:

	U.S. Plans	Non-U.S. Plans	Total
Net actuarial loss	$386	$10	$396
Prior service cost	—	5	5
Total	$386	$15	$401

The following weighted-average assumptions were used to determine the Company's pension benefit obligations for the year ended December 31:

	2010	2009
U.S. Plans		
Discount rate — EPT Active Plans	**5.29%**	n/a
Discount rate — EPT Inactive Plans	**5.12%**	n/a
Discount rate — SCM Plans	**5.12%**	5.50%
Expected return on pension plan assets — EPT Active Plans	**8.25%**	n/a
Expected return on pension plan assets — EPT Inactive Plans	**6.00%**	n/a
Expected return on pension plan assets — SCM Plans	**6.75%**	7.50%
Rate of increases in compensation	**3.50%**	n/a
Non U.S. Plans		
Discount rate	**4.33%**	5.07%
Rate of increases in compensation	**2.75% – 3.00%**	2.00% – 3.00%

The following weighted-average assumptions were used to determine the Company's net periodic pension benefit costs for the year ended December 31:

	2010	2009
U.S. Plans		
Discount rate — EPT Active Plans	**5.67%**	n/a
Discount rate — EPT Inactive Plans	**5.64%**	n/a
Discount rate — SCM Plans	**5.50%**	5.50%
Expected return on pension plan assets — EPT Active Plans	**8.25%**	n/a
Expected return on pension plan assets — EPT Inactive Plans	**6.75%**	n/a
Expected return on pension plan assets — SCM Plans	**7.50%**	7.00%
Non U.S. Plans		
Discount rate	**5.10%**	5.25% – 6.25%
Expected return on pension plan assets	**5.78%**	5.0% – 6.0%

The Company's investment objective for defined benefit plan assets is to meet the plan's benefit obligations, without undue exposure to risk. The investment strategy focuses on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. The Investment Committee oversees the investment allocation process, which includes the selection and evaluation of the investment manager, the determination of investment objectives and risk guidelines, and the monitoring of actual investment performance. In determining the expected long-term rate of return on defined benefit pension plan assets, management considers the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans, the nature of investments and an expectation of future investment strategies.

The Company utilizes the services of independent third-party investment managers to oversee the management of U.S. pension plan assets. The investment managers are allowed to exercise investment discretion, subject to limitations established by the Company.

EaglePicher Technologies defined benefit pension obligations consist of four pension plans, comprised of two frozen plans and two active plans. The EaglePicher Technologies plan assets are managed as two "pools" in recognition of the differences in the obligations of the active and frozen plans. Below are the Company's actual and established target allocations for the EaglePicher Technologies Pension Plans, representing 92% of U.S. pension plan assets:

	Active Plans		Frozen Plans	
	Actual Allocation	Target Allocation	Actual Allocation	Target Allocation
U.S. equity securities	36%	35%	12%	12%
International equity securities	30%	30%	8%	8%
Fixed income	22%	25%	69%	70%
High yield	0%	0%	2%	2%
TIPS	5%	5%	5%	6%
Global REITS	5%	5%	3%	3%
Cash	2%	0%	1%	0%
Total assets	100%	100%	100%	100%

Active Plans: Domestic equity securities are invested broadly in U.S. companies in various industries using the Wilshire 5000 Index as the asset class benchmark. International equity securities are invested broadly in non-U.S. companies in various industries using the MSCI ACWI ex-U.S. Index as the asset class benchmark. Long-term Core Fixed Income ("Fixed income") consists of broad investment grade fixed income bonds using the Barclays Capital Long Government/Credit Index as the asset class benchmark. U.S. Treasury Inflation Protected Fixed Income ("TIPS") invests in the U.S. Treasury inflation protected securities market using the Barclays U.S. TIPS Index as the asset class benchmark. Real estate investments are invested in the broad global real estate securities market with the FTSE EPRA/NAREIT Developed RE Index (or other comparable index) as the asset class benchmark.

Frozen Plans: Domestic equity securities are invested broadly in U.S. companies in various industries using the Wilshire 5000 Index as the asset class benchmark. International equity securities are invested broadly in non-U.S. companies in various industries using the MSCI ACWI ex-U.S. Index as the asset class benchmark. Fixed income consists of long-credit fixed income bonds using the Barclays Capital Long Credit Index as the asset class benchmark. High Yield Fixed Income ("High yield") invests in broad U.S. non-investment grade fixed income bonds using the Merrill Lynch U.S. High Yield Master II Index as the asset class benchmark. TIPS invests in the U.S. Treasury inflation protected securities market using the Barclays U.S. TIPS Index as the asset class benchmark. Real estate investments are invested in the broad global real estate securities market with the FTSE EPRA/NAREIT Developed RE Index (or other comparable index) as the asset class benchmark.

The Company's asset allocations by asset category for the SCM and non-U.S. plans are as follows:

	December 31, 2010 Actual Allocation	December 31, 2009 Actual Allocation
Equity securities	**30%**	28%
Corporate bonds	**24%**	29%
Government bonds	**12%**	12%
Other fixed income	**30%**	18%
Foreign assets	**2%**	8%
Cash	**2%**	5%
Total assets	**100%**	100%

Equity securities are invested broadly in U.S. companies in various industries. Foreign assets consist of equity securities of non-U.S. companies in various industries as well as foreign mutual funds.

The fair value measurements of defined benefit pension plan assets by category at December 31, 2010 are as follows:

Category	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity securities — US	**$ 30,129,328**	$ 28,216,377	$ 1,912,951	$—
Equity securities — Non US	**19,429,820**	2,158,884	17,270,936	—
Fixed income:				
Bonds	**79,554,209**	—	79,554,209	—
Other fixed income	**12,015,718**	—	12,015,718	—
High yield	**2,516,644**	2,516,644	—	—
TIPS	**7,328,537**	5,750,499	1,578,038	—
Global REITS	**5,064,677**	5,064,677	—	—
Foreign assets	**226,990**	—	226,990	—
Insurance contracts	**64,881**	—	64,881	—
Cash and cash equivalents	**3,408,311**	—	3,408,311	—
Total	**$159,739,115**	**$43,707,081**	**$116,032,034**	**$—**

The defined benefit pension plans do not have any direct ownership of the Company's common stock.

In June 2009, the Company announced a plan to terminate its unfunded postretirement medical and life insurance plan. As a result of such action, benefits available to eligible employees and retirees ceased on August 31, 2009. The Company recognized a $4.7 million gain on the termination in 2009. The $4.7 million gain, which is included in Corporate for segment reporting, is net of reversal of unrecognized actuarial gain of $0.1 million.

Set forth below is a detail of the net periodic other post-retirement benefit expense for the years ended December 31:

	Other Post-retirement Benefits U.S. Plans		
	2010	2009	2008
Service cost	$—	$ 25	$ 112
Interest cost	—	162	324
Gain on termination of plan	—	(4,693)	—
Net amortization	—	—	86
Net periodic benefit cost	—	(4,506)	522
Net (gain) loss arising during the year	—	—	(1,700)
Net (gain) loss recognized during the year	—	137	(46)
Amortization of prior service credit	—	—	(40)
Change in measurement date	—	—	(14)
Total recognized in other comprehensive income	—	137	(1,800)
Total recognized in net periodic benefit cost and other comprehensive income	$—	$(4,369)	$(1,278)

The following table sets forth the changes in the other post-retirement benefit obligation:

	Other Post-retirement Benefits U.S. Plans	
	2010	2009
Change in benefit obligation		
Projected benefit obligation at beginning of year	$—	$(4,506)
Service cost	—	(25)
Interest cost	—	(162)
Termination of plan	—	4,693
Benefits paid	—	—
Projected benefit obligation at end of year	$—	$ —

Note 14 — Accumulated Other Comprehensive Income (Loss)

	Foreign Currency Translation	Unrealized Gains and Losses on Cash Flow Hedging Derivatives	Pension and Post-Retirement Obligation	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2008	18,080	—	(10,415)	7,665
Change in measurement date	—	—	60	60
Current period credit (charge)	(36,109)	—	(1,599)	(37,708)
Balance at December 31, 2008	(18,029)	—	(11,954)	(29,983)
Reversal of accumulated unrecognized gain on retiree medical plan	—	—	(137)	(137)
Reclassification adjustments	—	615	—	615
Current period credit (charge)	12,741	(591)	386	12,536
Balance at December 31, 2009	(5,288)	24	(11,705)	(16,969)
Reclassification adjustments	**—**	**2,315**	**—**	**2,315**
Current period credit (charge)	**17,031**	**(2,732)**	**(2,764)**	**11,535**
Balance at December 31, 2010	**$11,743**	**$ (393)**	**$(14,469)**	**$ (3,119)**

Note 15 — Earnings Per Share

The following table sets forth the computation of basic and dilutive income (loss) per common share from continuing operations attributable to OM Group, Inc. common stockholders for the years ended December 31:

	2010	2009	2008
	(in thousands, except per share amounts)		
Income (loss) from continuing operations attributable to OM Group, Inc. common stockholders	**$82,648**	$(19,353)	$134,911
Weighted average shares outstanding — basic	**30,433**	30,244	30,124
Dilutive effect of stock options and restricted stock	**132**	—	234
Weighted average shares outstanding — assuming dilution	**30,565**	30,244	30,358
Earnings per common share:			
Income (loss) from continuing operations attributable to OM Group, Inc. common stockholders — basic	**$ 2.72**	$ (0.64)	$ 4.48
Income (loss) from continuing operations attributable to OM Group, Inc. common stockholders — assuming dilution	**$ 2.70**	$ (0.64)	$ 4.45

The following table sets forth the computation of basic and diluted net income (loss) per common share attributable to OM Group, Inc. common stockholders for the years ended December 31:

	2010	2009	2008
	(in thousands, except per share amounts)		
Net income (loss) attributable to OM Group, Inc. common stockholders	**$83,374**	$(17,857)	$135,003
Weighted average shares outstanding — basic	**30,433**	30,244	30,124
Dilutive effect of stock options and restricted stock	**132**	—	234
Weighted average shares outstanding — assuming dilution	**30,565**	30,244	30,358
Earnings per common share:			
Net income (loss) attributable to OM Group, Inc. common stockholders — basic	**$ 2.74**	$ (0.59)	$ 4.48
Net income (loss) attributable to OM Group, Inc. common stockholders — assuming dilution	**$ 2.73**	$ (0.59)	$ 4.45

The Company uses the treasury stock method to calculate the effect of outstanding share-based compensation awards, which requires the Company to compute total employee proceeds as the sum of (a) the amount the employee must pay upon exercise of the award, (b) the amount of unearned share-based compensation costs attributed to future services and (c) the amount of tax benefits, if any, that would be credited to additional paid-in capital assuming exercise of the award. Shares under share-based compensation awards for which the total employee proceeds exceed the average market price over the applicable period have an antidilutive effect on earnings per share, and accordingly, are excluded from the calculation of diluted earnings per share.

In the year ended December 31, 2010, stock options to purchase 0.2 million shares of common stock were excluded from the calculation of dilutive earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti dilutive. As the Company had a loss from continuing operations for the year ended December 31, 2009, the effect of including dilutive securities in the earnings per share calculation would have been antidilutive. Accordingly, all shares under share-based compensation awards were excluded from the calculation of loss from continuing operations attributable to OM Group, Inc. common stockholders assuming dilution and net loss attributable to OM Group, Inc. common stockholders assuming dilution for the year ended December 31, 2009. For the year ended December 31, 2008, share-based compensation awards for 0.3 million shares were excluded from the diluted earnings per share calculation because they were antidilutive.

Note 16 — Share-Based Compensation

On May 8, 2007, the stockholders of the Company approved the 2007 Incentive Compensation Plan (the "2007 Plan"). The 2007 Plan superseded and replaced the 1998 Long-Term Incentive Compensation Plan (the "1998 Plan") and the 2002 Stock Incentive Plan (the "2002 Plan"). The 1998 Plan and 2002 Plan terminated upon stockholder approval of the 2007 Plan, such that no further grants may be made under either the 1998 Plan or the 2002 Plan. The terminations did not affect awards already outstanding under the 1998 Plan or the 2002 Plan, which consist of options and restricted stock awards. All options outstanding under each of the 1998 Plan and the 2002 Plan have ten-year terms and have an exercise price of not less than the per share fair market value, measured by the average of the high and low price of the Company's common stock on the NYSE, on the date of grant.

Under the 2007 Plan, the Company may grant stock options, stock appreciation rights, restricted stock awards and phantom stock and restricted stock unit awards to selected employees and non-employee directors. The 2007 Plan also provides for the issuance of common stock to non-employee directors as all or part of their annual compensation for serving as directors, as may be determined by the board of directors. The total number of shares of common stock available for awards under the 2007 Plan (including any annual stock issuances made to non-employee directors) is 3,000,000. The 2007 Plan provides that no more than 1,500,000 shares of common stock may be the subject of awards that are not stock options or stock appreciation rights. In addition, no more than 250,000 shares of common stock may be awarded to any one person in any calendar year, whether in the form of stock options, restricted stock or another form of award. The 2007 Plan provides that all options granted must have an exercise price of not less than the per share fair market value on the date of grant and that no option may have a term of more than ten years. The Company satisfies stock option exercises and restricted stock awards through the issuance of authorized but unissued shares or treasury shares.

The Statements of Consolidated Operations include share-based compensation expense for option grants, restricted stock and restricted stock unit awards granted to employees as a component of Selling, general and administrative expenses of $5.4 million, $5.8 million and $7.3 million in 2010, 2009 and 2008, respectively. No tax benefit was realized during 2010, 2009 or 2008 as a result of the valuation allowance against the deferred tax assets.

At December 31, 2010, there was $5.9 million of unrecognized compensation expense related to nonvested share-based awards. That cost is expected to be recognized as follows: $3.4 million in 2011, $2.3 million in 2012 and $0.2 million in 2013 as a component of Selling, general and administrative expenses. Unearned compensation expense is recognized over the vesting period for the particular grant. Total unrecognized compensation cost will be adjusted for future changes in actual and estimated forfeitures and fluctuations in the fair value of restricted stock unit awards.

Beginning in 2007, non-employee directors of the Company are paid a portion of their annual retainer in unrestricted shares of common stock. For purposes of determining the number of shares of common stock to be issued, the 2007 Plan provides that shares are to be valued at the average of the high and low sale price of the Company's common stock on the NYSE on the last trading date of the quarter. Pursuant to this plan, the Company issued 8,458 shares in 2010, 11,256 shares in 2009 and 7,316 shares in 2008 to non-employee directors.

Stock Options

Options granted generally vest in equal increments over a three-year period from the grant date. Upon any change in control of the Company, as defined in the applicable plan, or upon death, disability or retirement, the stock options become 100% vested and exercisable. The Company accounts for options that vest over more than one year as one award and recognizes expense related to those awards on a straight-line basis over the vesting period. During 2010, 2009 and 2008 the Company granted stock options to purchase 243,050, 188,003 and 168,175 shares of common stock, respectively. Included in the 2009 grants are stock options to purchase 7,703 shares of common stock with a vesting period of one year, which were granted to the Company's Chief Executive Officer ("CEO") in connection with payment of his 2008 high-performance bonus.

The fair value of options was estimated at the date of grant using a Black-Scholes options pricing model with the following weighted-average assumptions:

	2010	2009	2008
Risk-free interest rate	**2.7%**	2.1%	2.6%
Dividend yield	**—**	—	—
Volatility factor of Company common stock	**0.58**	0.59	0.47
Weighted-average expected option term (years)	**6.0**	6.0	6.0
Weighted-average grant-date fair value	**$17.24**	$11.23	$27.72

The risk-free interest rate assumption is based upon the U.S. Treasury yield curve appropriate for the term of the options being valued. The dividend yield assumption is zero, as the Company intends to continue to retain earnings for use in the operations of the business and does not anticipate paying dividends in the foreseeable future. Expected volatilities are based on historical volatility of the Company's common stock. The expected term of options granted is determined using the simplified method allowed by Staff Accounting Bulletin ("SAB") No. 110 as historical data was not sufficient to provide a reasonable estimate. Under this approach, the expected term is presumed to be the mid-point between the vesting date and the end of the contractual term.

The following table sets forth the number of option shares and weighted-average grant-date fair value:

	Shares	Weighted-Average Fair Value at Grant Date
Non-vested at December 31, 2008	307,289	$ 26.10
Granted during 2009	188,003	$ 11.23
Vested during 2009	(135,446)	$ 24.45
Forfeited during 2009	(22,034)	$ 16.62
Non-vested at December 31, 2009	337,812	$ 18.96
Granted during 2010	**243,050**	**$17.24**
Vested during 2010	**(171,544)**	**$21.10**
Forfeited during 2010	**(11,404)**	**$16.04**
Non-vested at December 31, 2010	**397,914**	**$17.07**

A summary of the Company's stock option activity for 2010 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	**1,035,942**	**$35.37**		
Granted	**243,050**	**30.72**		
Exercised	**(180,202)**	**22.88**		
Expired unexercised	**(15,932)**	**49.80**		
Forfeited	**(11,404)**	**29.49**		
Outstanding at December 31, 2010	**1,071,454**	**$36.27**	**6.61**	**$7,859**
Vested or expected to vest at December 31, 2010	**1,049,416**	**$36.27**	**6.57**	**$7,684**
Exercisable at December 31, 2010	**673,540**	**$39.04**	**5.44**	**$4,031**

The fair value of options that vested during 2010, 2009 and 2008 was $3.6 million, $3.3 million and $3.3 million, respectively. The intrinsic value of options exercised during 2010, 2009 and 2008 was $2.2 million, $0 million and $0.4 million, respectively. The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option.

In connection with the exercise of stock options previously granted, the Company received cash payments of $4.1 million, $0 million and $0.9 million in 2010, 2009 and 2008, respectively. The Company does not settle stock options for cash.

Restricted Stock — Performance-Based Awards

During 2010, 2009 and 2008, the Company awarded 121,700, 87,250 and 60,200 shares, respectively, of performance-based restricted stock that vest subject to the Company's financial performance. The number of shares of restricted stock that ultimately vest is based upon the Company's achievement of specific measurable performance criteria. A recipient of performance-based restricted stock may earn a total award ranging from 0% to 100% of the initial grant, with target being 50% of the initial grant. The shares awarded during 2010 and 2009 will vest upon the satisfaction of established performance criteria based on average consolidated EBITDA Margin (defined as operating profit plus depreciation and amortization expense divided by revenue) measured against a predetermined peer group, and average return on net assets, calculated over respective three-year performance periods ending December 31, 2012 and December 31, 2011, respectively.

The performance period for the shares awarded during 2008 ended on December 31, 2010. Such shares vest based upon the level of satisfaction of established performance criteria based on the Company's consolidated operating profit and average return on net assets, in each case over the three-year performance period ended December 31, 2010. The shares will vest upon the determination by the Compensation Committee that the performance objectives relating to the shares were satisfied and that the shares were earned. Based upon the level of satisfaction of the performance objectives, approximately 1,700 of the performance-based shares awarded in 2008 are expected to vest and be issued in the first quarter of 2011.

The performance period for 86,854 shares awarded during 2007 ended on December 31, 2009. A total of 80,600 of the shares awarded during 2007 were subject to vesting based upon the level of satisfaction of established performance criteria, based on the Company's consolidated operating profit and average return on net assets, in each case over the three-year performance period ended December 31, 2009. Based upon the level of satisfaction of the performance objectives, as determined by the Compensation Committee in March 2010, 74,676 performance-based shares vested and were issued in the first quarter of 2010. Upon vesting, employees surrendered 26,651 shares of common stock to the Company to pay required minimum withholding taxes applicable to the vesting of restricted stock. The surrendered shares are held by the Company as treasury stock. The remaining 6,254 shares issued in 2007 did not vest as the Company did not meet an established earnings target during any one of the years in the three-year performance period ended December 31, 2009.

The performance period for the shares of restricted stock awarded during 2006 ended on December 31, 2008. During 2009, a total of 86,610 shares vested upon the determination by the Compensation Committee that the performance objectives relating to the shares were satisfied, and the shares were earned at the maximum (100%) level. Upon vesting, employees surrendered 24,654 shares of common stock to the Company to pay required minimum withholding taxes applicable to the vesting of restricted stock. The surrendered shares are held by the Company as treasury stock.

The value of the performance-based restricted stock awards was based upon the market price of an unrestricted share of the Company's common stock at the date of grant. The Company recognizes expense related to performance-based restricted stock ratably over the requisite performance period based upon the number of shares that are anticipated to vest. The number of shares anticipated to vest is evaluated quarterly and compensation expense is adjusted accordingly. Upon any change in control of the Company, as defined in the plan, or upon retirement, the shares become 100% vested at the target level. In the event of death or disability, a pro rata number of shares shall remain eligible for vesting at the end of the performance period.

A summary of the Company's performance-based restricted stock awards for 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2010	221,579	$37.52
Granted	121,700	30.67
Vested	(74,676)	41.43
Forfeited	(14,628)	40.81
Non-vested at December 31, 2010	253,975	$32.90
Expected to vest as of December 31, 2010	47,492	

Restricted Stock Units — Performance-Based Awards

During 2010 and 2009, the Company awarded 19,850 and 22,480 performance-based restricted stock units, respectively, to employees outside the U.S. that vest subject to the Company's financial performance for three-year performance periods ending on December 31, 2012 and December 31, 2011, respectively. These awards will be settled in cash based on the value of the Company's common stock at the vesting date. Since the awards will be settled in cash, they are recorded as a liability award in accordance with the "Stock Compensation" topic of the ASC. Accordingly, the Company records these awards as a component of Other non-current liabilities on the Consolidated Balance Sheets. The fair value of the awards, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period until the award is settled. Fluctuations in the fair value of the liability awards are recorded as increases or decreases to compensation expense. Over the life of these awards, the cumulative amount of compensation expense recognized will match the actual cash paid. The number of restricted stock units that ultimately vest is based upon the Company's achievement of the same performance criteria as the 2010 and 2009 performance-based restricted stock awards described above.

The Company recognizes expense related to performance-based restricted stock units ratably over the requisite performance period based upon the number of units that are anticipated to vest. The number of units anticipated to vest is evaluated quarterly and compensation expense is adjusted accordingly. Upon any change in control of the Company, as defined in the applicable plan, or upon retirement, the units become 100% vested at the target level. In the event of death or disability, a pro rata number of units remain eligible for vesting at the end of the performance period.

A summary of the Company's performance-based restricted stock unit awards for 2010 is as follows:

	Units
Non-vested at January 1, 2010	19,380
Granted	19,850
Accelerated vesting due to retirement	(350)
Forfeited	(350)
Non-vested at December 31, 2010	38,530
Expected to vest at December 31, 2010	7,570

Restricted Stock — Time-Based Awards

During 2010, 2009 and 2008, the Company awarded 63,100, 24,850 and 17,675 shares, respectively, of time-based restricted stock that vest three years from the date of grant, subject to the recipient remaining employed by the Company on that date. In addition, during 2009, the Company awarded 4,127 shares of time-based restricted stock with a vesting period of one year to its CEO in connection with payment of his 2008 high-performance bonus. The value of the restricted stock awarded in 2010, 2009 and 2008, based upon the market price of an unrestricted share of the Company's common stock at the date of grant, was $1.9 million, $0.6 million and $1.0 million, respectively. Compensation expense is being recognized ratably over the vesting period. Upon any change in control of the Company, as defined in the plan, or upon retirement, the shares become 100% vested. A pro rata number of shares will vest in the event of death or disability prior to the stated vesting date.

A summary of the Company's time-based restricted stock awards for 2010 is as follows:

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2010	**65,662**	**$40.25**
Granted	**63,100**	**$30.67**
Vested	**(26,887)**	**$46.40**
Forfeitures	**(2,850)**	**$33.34**
Non-vested at December 31, 2010	**99,025**	**$32.67**
Expected to vest as of December 31, 2010	**94,125**	

A total of 22,760 shares of time-based restricted stock awarded during 2007 vested during 2010. Upon vesting, employees surrendered 7,923 shares of common stock to the Company to pay required minimum withholding taxes applicable to the vesting of restricted stock. The surrendered shares are held by the Company as treasury stock. The 4,127 shares granted during 2009 to the Company's chief executive officer, as discussed above, vested during 2010. Upon vesting, the Company's chief executive officer surrendered 1,310 shares of common stock to the Company to pay required minimum withholding taxes applicable to the vesting of restricted stock.

A total of 19,750 shares of time-based restricted stock awarded during 2006 vested during 2009. During 2009, employees surrendered 5,690 shares of common stock to the Company upon vesting to pay required minimum withholding taxes applicable to the vesting of the restricted stock. The surrendered shares are held by the Company as treasury stock.

Restricted Stock Units — Time-Based Awards

During 2010 and 2009, the Company awarded 10,550 and 4,400 time-based restricted stock units, respectively, to employees outside the U.S. These awards will be settled in cash based on the value of the Company's common stock at the vesting date. Since the awards will be settled in cash, they are recorded as a liability award in accordance with the "Stock Compensation" topic of the ASC. Accordingly, the Company records these awards as a component of Other non-current liabilities on the Consolidated Balance Sheets. The fair value of the awards, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period until the award is settled. Fluctuations in the fair value of the liability awards are recorded as increases or decreases to compensation expense. Over the life of these awards, the cumulative amount of compensation expense recognized will match the actual cash paid. The restricted share units vest three years from the date of grant, subject to the recipient remaining employed by the Company on that date. Upon any change in control of the Company, as defined in the applicable plan, or upon retirement, the units become 100% vested. A pro rata number of units will vest in the event of death or disability prior to the stated vesting date.

A summary of the Company's time-based restricted stock unit awards for 2010 is as follows:

	Units
Nonvested at January 1, 2010	3,500
Granted	10,550
Accelerated vesting due to retirement	(200)
Forfeited	—
Nonvested at December 31, 2010	13,850
Expected to vest at December 31, 2010	12,245

Note 17 — Commitments and Contingencies

In October 2010, GTL was served in Jersey, Channel Islands, with an injunction obtained by Marange Investments (Proprietary) Limited ("Marange"), which restrains Gécamines (a partner in GTL) from removing any of its assets from the island of Jersey up to the amount of 14.5 million British Pounds, pending the resolution of proceedings brought by Marange against Gécamines in the Supreme Court of South Africa. In January 2011, Marange obtained a new order amending the injunction to include an additional claim for 5.0 million British Pounds. As a result, GTL has been enjoined from making payments to Gécamines under the Long Term Slag Sales Agreement between GTL and Gécamines up to the value of 19.5 million British Pounds.

In March 2009, GTL was served in Jersey, Channel Islands, with an injunction obtained by FG Hemisphere Associates LLC ("FG Hemisphere"), which was seeking to enforce two arbitration awards made in 2003 by an arbitral tribunal operating under the auspices of the International Court of Arbitration against the DRC and Société Nationale D'Electricité for $108.3 million (the "Arbitration Awards"). One of the terms of the injunction prohibits GTL from making payments to Gécamines, including amounts payable for raw material purchases under the Long Term Slag Sales Agreement. In November 2010, the Royal Court of Jersey (the "Court") released its Final Judgment in favor of FG Hemisphere for the full amount of the Arbitration Awards. The Court rejected Gécamines' argument that it was not an organ of the DRC and rejected GTL's various arguments, including that the Court did not have jurisdiction to seize monies to be paid to Gécamines under the Long Term Slag Sales Agreement between GTL and Gécamines on the basis that such monies are not held in Jersey. In December 2010, GTL appealed the decision of the Court; as a condition of not paying FG Hemisphere such monies prior to appeal, the Court requires that all amounts owed by GTL to Gécamines (up to the amount of the Arbitration Awards), including monies payable under the Long Term Slag Sales Agreement, be deposited into the Court. As a result, as of December 31, 2010, $68.1 million has been deposited with the Court. Until the appeal is resolved, additional amounts due from GTL to Gécamines, up to the amount of the Arbitration Awards, will be deposited with the Court as they become due. While there can be no assurances with respect to the final outcome of either matter, the Company believes that, based on the information currently available to it, this matter will not have a material adverse effect upon its financial condition or results of operations.

The Company has potential contingent liabilities with respect to environmental matters related to its former PMG operations in Brazil. The Company has been informed by the purchaser of the PMG operations of environmental issues at three of the operating locations in Brazil. Environmental-cost sharing arrangements are in place between the original owner and operator of those PMG operations, the Company and the subsequent purchaser of the PMG operations. The Company has reviewed the limited information made available to it on the environmental conditions and is awaiting more detailed information from the purchaser of PMG. The Company cannot currently evaluate whether or not, or to what extent, it will be responsible for any remediation costs until more detailed information is received.

The Company is subject to a variety of environmental and pollution control laws and regulations in the jurisdictions in which it operates. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings involving environmental matters. A number of factors affect the cost of environmental remediation, including the determination of the extent of contamination, the length of time the remediation may require, the complexity of environmental regulations and the continuing improvements in remediation techniques. Taking these factors into consideration, the Company estimates the undiscounted costs of remediation, which will be incurred over several years, and accrues an amount consistent with the estimates of these costs when it is probable that a liability has been incurred. At December 31, 2010 and December 31, 2009, the Company has recorded environmental liabilities of $1.5 million and $2.8 million, respectively, related to remediation and decommissioning at the Company's closed manufacturing sites in Newark, New Jersey and Vasset, France. In addition, at December 31, 2010, the Company has recorded a $1.3 million environmental liability associated with a site located in Joplin, Missouri. The $1.3 million liability related to the Joplin, Missouri site was a liability acquired with the EaglePicher Technologies acquisition. Although it is difficult to quantify the potential impact of compliance with, or liability under, environmental protection laws, the Company believes that any amount it may be required to pay in connection with environmental matters is not reasonably likely to exceed amounts accrued by an amount that would have a material adverse effect upon its financial condition, results of operations or cash flows.

From time to time, the Company is subject to various legal and regulatory proceedings, claims and assessments that arise in the normal course of business. The ultimate resolution of such proceedings, claims and assessments is inherently unpredictable and, as a result, the Company's estimates of liability, if any, are subject to change and actual results may materially differ from the Company's estimates. The Company's estimate of any costs to be incurred as a result of these proceedings, claims and assessments are accrued when the liability is considered probable and the amount can be reasonably estimated. The Company believes the amount of any potential liability with respect to legal and regulatory proceedings, claims and assessments will not have a material adverse effect upon its financial condition, results of operations, or cash flows.

Note 18 — Lease Obligations

The Company rents office space, equipment, land and an airplane under long-term operating leases. The Company's operating lease expense was $8.8 million in 2010, $7.4 million in 2009 and $7.8 million in 2008.

Future minimum payments under noncancellable operating leases at December 31, 2010 are as follows for the year ending December 31:

2011	$ 6,219
2012	4,708
2013	2,283
2014	1,844
2015	1,815
2016 and thereafter	9,534
Total minimum lease payments	$26,403

Note 19 — Reportable Segments and Geographic Information

As a result of the EaglePicher Technologies acquisition, the Company is now organized into three operating segments: Advanced Materials, Specialty Chemicals and Battery Technologies. Intersegment transactions are generally recognized based on current market prices and are eliminated in consolidation. Corporate is comprised of general and administrative expenses not allocated to the operating segments.

The Advanced Materials segment consists of Inorganics, the DRC smelter joint venture and metal resale. The Advanced Materials segment manufactures inorganic products using unrefined cobalt and other metals and serves the battery materials, powder metallurgy, ceramic and chemical end markets.

The Specialty Chemicals segment is comprised of Electronic Chemicals, Advanced Organics, UPC and Photomasks. Electronic Chemicals develops and manufactures products for the printed circuit board, memory disk, general metal finishing and photovoltaic markets. Advanced Organics offers products for the coating and inks, chemical and tire markets. UPC develops, manufactures and distributes a wide range of ultra-pure chemicals used in the manufacture of electronic and computer components such as semiconductors, silicon chips, wafers and liquid crystal displays. Photomasks manufactures photo-imaging masks (high-purity quartz or glass plates containing precision, microscopic images of integrated circuits) and reticles for the semiconductor, optoelectronics, microelectronics and micro electro mechanical systems industries under the Compugraphics brand name.

The Battery Technologies segment, which consists of the EaglePicher Technologies business acquired on January 29, 2010, provides advanced batteries, battery materials, battery management systems, battery-related research and energetic devices for the defense, aerospace and medical markets. In the defense market, Battery Technologies develops battery products for missile launch vehicles, missiles, guided bombs and other weapons systems. It also provides primary (non-rechargeable) and secondary (non-rechargeable) batteries, battery management systems, battery chargers, and energetic devices for diverse defense applications such as unmanned vehicles, sub-munitions, mines, sonabuoys, and fuzes. In the aerospace market, Battery Technologies designs, manufactures and qualifies primary and secondary batteries for satellites, aircraft, packaging of cells and other special applications. In the medical market, Battery Technologies designs, builds and qualifies miniature batteries to power implantable medical devices.

The Company has manufacturing and other facilities in North America, Europe, Africa and Asia-Pacific, and the Company markets its products worldwide. Further, approximately 18% of the Company's investment in property, plant and equipment is located in the DRC, where the Company operates a smelter through a 55%-owned joint venture.

There are a limited number of supply sources for cobalt. Production problems or political or civil instability in supplier countries, primarily the DRC, Finland and Russia, as well as increased demand in developing countries may affect the supply and market price of cobalt. In particular, political and civil instability in the DRC may affect the availability of raw materials from that country. Any raw material supply disruption from the DRC could have a material adverse effect on our business, financial condition or results of operations.

Sales to one customer in the Advanced Materials segment represented approximately 14%, 16% and 22% of consolidated net sales in 2010, 2009 and 2008, respectively. Sales to the top three customers in the Battery Technologies segment represented approximately 50% of Battery Technologies' net sales in 2010.

The following table reflects the 2010, 2009 and 2008 sales within Specialty Chemicals:

	2010	2009	2008
Net Sales			
Electronic chemicals	**$168,011**	$132,612	$167,335
Advanced organics	**174,251**	163,216	258,441
Ultra Pure Chemicals	**86,177**	72,942	82,068
Photomasks	**34,688**	33,428	39,366
Eliminations	**(384)**	(397)	(535)
	$462,743	$401,801	$546,675

The following table reflects the 2010 sales within Battery Technologies:

	2010
Net Sales	
Defense	$ 63,017
Aerospace	45,854
Medical	7,187
Eliminations	(2,117)
	$113,941

The following table reflects the results of the Company's reportable segments:

	2010	2009	2008
Net Sales			
Advanced Materials	**$ 620,638**	$ 472,412	$1,192,423
Specialty Chemicals	**462,743**	401,801	546,675
Battery Technologies(c)	**113,941**	—	—
Intersegment items	**(676)**	(2,544)	(2,249)
	$1,196,646	$ 871,669	$1,736,849
Operating profit (loss)			
Advanced Materials	**$ 95,633**	$ 53,301	$ 203,545
Specialty Chemicals(a)	**59,558**	(26,981)	11,168
Battery Technologies(c)	**5,061**	—	—
Corporate(b)	**(37,606)**	(27,304)	(37,540)
Intersegment items	**—**	—	449
	122,646	(984)	177,622
Interest expense	**(5,255)**	(689)	(1,597)
Interest income	**908**	928	1,920
Foreign exchange gain (loss)	**(10,679)**	(21)	(3,744)
Other expense, net	**(305)**	(292)	(1,913)
	(15,331)	(74)	(5,334)
Income (loss) from continuing operations before income taxes	**$ 107,315**	$ (1,058)	$ 172,288
Expenditures for property, plant & equipment			
Advanced Materials	**$ 11,328**	$ 18,996	$ 21,783
Specialty Chemicals	**8,920**	6,690	8,929
Battery Technologies(c)	**6,182**	—	—
	$ 26,430	$ 25,686	$ 30,712
Depreciation and amortization			
Advanced Materials	**$ 20,587**	$ 26,303	$ 26,331
Specialty Chemicals	**23,048**	26,508	28,727
Battery Technologies(c)	**9,473**	—	—
Corporate	**989**	954	1,058
	$ 54,097	$ 53,765	$ 56,116
Total assets			
Advanced Materials(e)	**$ 866,329**	$ 795,186	
Specialty Chemicals	**535,997**	503,737	
Battery Technologies(c)(d)	**253,804**	—	
Corporate	**116,578**	145,213	
	$1,772,708	$1,444,136	

(a) Specialty Chemicals includes a $2.1 million restructuring charge in 2010 and a $37.5 million non-cash goodwill impairment charge and a $12.7 million restructuring charge in 2009.

(b) Corporate includes $2.2 million of fees related to the EaglePicher Technologies acqusition in 2010 and a $4.7 million gain on the termination of the Company's retiree medical plan and $1.3 million of fees related to the EaglePicher Technologies acquisition in 2009.

(c) Includes activity since the acquisition of EaglePicher Technologies on January 29, 2010.

(d) Includes a $5.0 million investment related to Battery Technologies 45% interest in Diehl & EaglePicher GmbH which is accounted for under the equity method.

(e) Includes a $68.1 million deposit related to the Jersey Court injunction. See Note 17 for further discussion.

	Net Sales(a)	Long-Lived Assets(b)
Geographic Region Information		
2010		
Finland	**$ 354,889**	**$ 86,019**
United States	**312,368**	**79,980**
Japan	**223,441**	**221**
Other	**305,948**	**44,529**
Democratic Republic of Congo	**—**	**45,349**
	$1,196,646	**$256,098**
2009		
Finland	$ 260,361	$ 89,610
United States	153,539	36,388
Japan	190,122	91
Other	267,647	48,774
Democratic Republic of Congo	—	52,252
	$ 871,669	$ 227,115
2008		
Finland	$ 581,260	
United States	280,275	
Japan	536,620	
Other	338,694	
Democratic Republic of Congo	—	
	$ 1,736,849	

(a) Net sales attributed to the geographic area are based on the location of the manufacturing facility, except for Japan, which is a sales office.

(b) Long-lived assets consists of property, plant and equipment, net.

Note 20 — Quarterly Results of Operations (Unaudited)

	2010				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$303,197	$303,099	$297,222	$293,128	$1,196,646
Gross profit	$ 71,822	$ 67,990	$ 74,281	$ 70,595	$ 284,688
Amounts attributable to OM Group, Inc. common stockholders:					
Income from continuing operations, net of tax	$ 22,463	$ 13,307	$ 23,198	$ 23,680	$ 82,648
Income (loss) from discontinued operations, net of tax	137	(518)	1,003	104	$ 726
Net income	**$ 22,600**	**$ 12,789**	**$ 24,201**	**$ 23,784**	**$ 83,374**
Net income (loss) per common share — basic					
Continuing operations	$ 0.74	$ 0.44	$ 0.76	$ 0.78	$ 2.72
Discontinued operations	0.01	(0.02)	0.03	—	0.02
Net income	**$ 0.75**	**$ 0.42**	**$ 0.79**	**$ 0.78**	**$ 2.74**
Net income (loss) per common share — assuming dilution					
Continuing operations	$ 0.74	$ 0.43	$ 0.76	$ 0.77	$ 2.70
Discontinued operations	—	(0.01)	0.03	0.01	0.03
Net income	**$ 0.74**	**$ 0.42**	**$ 0.79**	**$ 0.78**	**$ 2.73**

The first, second and third quarters of 2010 include restructuring charges related to the Company's Advanced Organics business of $0.6 million, 0.4 million and $1.1 million, respectively.

The fourth quarter of 2010 includes a charge of $2.0 million due to an other-than-temporary decline in the fair value of a cost method investment.

The Company's income tax expense for 2010 was $29.7 million, resulting in an effective tax rate of 27.6%. Through September 30, 2010, the Company's year-to-date income tax expense was $31.8 million and the effective tax rate was 37.1%. The decrease in the full-year effective tax rate in the fourth quarter resulted in an income tax benefit of $2.1 million for the fourth quarter of 2010.

The Company's share of discrete tax items (excluding noncontrolling interests) in 2010 totaled income (expense) of $2.8 million in the first quarter of 2010, ($5.2 million) in the second quarter of 2010, $0.3 million in the third quarter of 2010 and $1.5 million in the fourth quarter of 2010.

	2009				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Net sales	$191,706	$203,352	$235,239	$241,372	$871,669
Gross profit	$ 26,615	$ 34,434	$ 42,679	$ 62,055	$165,783
Amounts attributable to OM Group, Inc. common stockholders:					
Income (loss) from continuing operations, net of tax	$ (8,541)	$ (35,006)	$ 9,579	$ 14,615	$ (19,353)
Income (loss) from discontinued operations, net of tax	264	(325)	1,846	(289)	$ 1,496
Net income (loss)	**$ (8,277)**	**$(35,331)**	**$ 11,425**	**$ 14,326**	**$(17,857)**
Net income (loss) per common share — basic					
Continuing operations	$ (0.28)	$ (1.16)	$ 0.32	$ 0.48	$ (0.64)
Discontinued operations	0.01	(0.01)	0.06	(0.01)	0.05
Net income (loss)	**$ (0.27)**	**$ (1.17)**	**$ 0.38**	**$ 0.47**	**$ (0.59)**
Net income (loss) per common share — assuming dilution					
Continuing operations	$ (0.28)	$ (1.16)	$ 0.32	$ 0.48	$ (0.64)
Discontinued operations	0.01	(0.01)	0.06	(0.01)	0.05
Net income (loss)	**$ (0.27)**	**$ (1.17)**	**$ 0.38**	**$ 0.47**	**$ (0.59)**

The first quarter of 2009 includes a $6.6 million adjustment to reduce the carrying value of certain inventory to market value and a non-cash net charge of $2.6 million for the impairment of goodwill.

The second quarter of 2009 includes a non-cash charge of $35.0 million for the impairment of goodwill, a non-cash charge of $1.2 million for the impairment of intangible assets and a $4.7 million gain on termination of the retiree medical plan.

The third quarter of 2009 includes an $11.9 million restructuring charge related to the Company's Advanced Organics business.

The fourth quarter of 2009 includes an $0.8 million restructuring charge related to the Company's Advanced Organics business.

The Company's share of discrete tax items in 2009 totaled income (expense) of ($2.0 million) in the first quarter of 2009, ($1.3 million) in the second quarter of 2009, $1.7 million in the third quarter of 2009 and ($4.4 million) in the fourth quarter of 2009.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There are no such changes or disagreements.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Management of the Company, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2010. As defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), disclosure controls and procedures are controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company's disclosure controls and procedures include components of the Company's internal control over financial reporting.

Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." Based on that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

The Company's independent registered public accounting firm, Ernst & Young LLP, audited the Company's internal control over financial reporting and, based on that audit, issued an attestation report regarding the Company's internal control over financial reporting, which is included in this Annual Report.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting, identified in connection with management's evaluation of internal control over financial reporting, that occurred during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers of the Registrant and Corporate Governance

Information with respect to directors of the Company will be set forth under the heading "Proposal 1. Election of Directors" in the Company's proxy statement to be filed pursuant to Regulation 14A under the Exchange Act in connection with the 2011 Annual Meeting of Stockholders of the Company (the "2011 Proxy Statement") and is incorporated herein by reference. For information with respect to the executive officers of the Company, see "Executive Officers of the Registrant" in Part I of this Form 10-K.

Information with respect to the Company's audit committee, nominating and governance committee, compensation committee and the audit committee financial experts will be set forth in the 2011 Proxy Statement under the heading "Corporate Governance and Board Matters" and is incorporated herein by reference.

Information with respect to compliance with Section 16(a) of the Exchange Act will be set forth in the 2011 Proxy Statement under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

The Company has adopted a Code of Conduct and Ethics that applies to all of its employees, including the principal executive officer, the principal financial officer and the principal accounting officer. The Code of Conduct and Ethics, the Company's corporate governance principles and all committee charters are posted on the "Corporate Governance" portion of the Company's website (www.omgi.com). A copy of any of these documents is available in print free of charge to any stockholder who requests a copy, by writing to OM Group, Inc., 127 Public Square, 1500 Key Tower, Cleveland, Ohio 44114-1221 USA, Attention: Troy Dewar, Director of Investor Relations.

On May 26, 2010, the Company filed the annual certification by its CEO that, as of the date of the certification, he was unaware of any violation by the Company of the corporate governance listing standards of the New York Stock Exchange.

Item 11. Executive Compensation

Information with respect to executive and director compensation and compensation committee interlocks and insider participation, together with the report of the compensation committee regarding the compensation discussion and analysis will be set forth in the 2011 Proxy Statement under the headings "Executive Compensation," "Corporate Governance and Board Matters — Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to security ownership of certain beneficial owners and management will be set forth in the 2011 Proxy Statement under the heading "Security Ownership of Directors, Executive Officers and Certain Beneficial Owners — Beneficial Ownership" and is incorporated herein by reference.

Equity Compensation Plan Information

The following table sets forth information concerning common stock issuable pursuant to the Company's equity compensation plans as of December 31, 2010.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities issuable under outstanding options)
Equity Compensation Plans Approved by the Stockholders	982,520	$36.50	1,991,421
Equity Compensation Plans Not Approved by the Stockholders(a)	88,934	$33.67	—

(a) As an inducement to join the Company, on June 13, 2005, the Chief Executive Officer was granted options to purchase 88,934 shares of common stock that are not covered by the equity compensation plans approved by the Company's stockholders. These options have an exercise price of $33.67 per share (the market price of Company stock on the grant date was $24.89) and became exercisable on May 31, 2008. The options have an expiration date of June 13, 2015.

Item 13. Certain Relationships and Related Transactions, Director Independence

Information with respect to certain relationships and related transactions, as well as director independence, will be set forth in the 2011 Proxy Statement under the heading "Corporate Governance and Board Matters" and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information with respect to principal accounting fees and services will be set forth in the 2011 Proxy Statement under the heading "Description of Principal Accountant Fees and Services" and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(1) The following Consolidated Financial Statements of OM Group, Inc. are included in Part II, Item 8:

Consolidated Balance Sheets at December 31, 2010 and 2009

Statements of Consolidated Operations for the years ended December 31, 2010, 2009 and 2008

Statements of Consolidated Comprehensive Income for the years ended December 31, 2010, 2009 and 2008

Statements of Consolidated Cash Flows for the years ended December 31, 2010, 2009 and 2008

Statements of Consolidated Stockholders' Equity for the years ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

(2) Schedule II — Valuation and Qualifying Accounts for the years ended December 31, 2010, 2009 and 2008

All other schedules are omitted because they are not applicable or because the information required is included in the consolidated financial statements or the notes thereto.

(3) Exhibits

The following exhibits are included in this Annual Report on Form 10-K:

(3) Articles of Incorporation and By-laws

3.1 Restated Certificate of Incorporation of OM Group, Inc. (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q filed on November 6, 2008).

3.2 Amended and Restated Bylaws of OM Group, Inc.

(4) Instruments defining rights of security holders including indentures.

4.1 Form of Common Stock Certificate of the Company. ‡

(10) Material Contracts

10.1 Technology Agreement among Outokumpu Oy, Outokumpu Engineering Contractors Oy, Outokumpu Research Oy, Outokumpu Harjavalta Metals Oy and Kokkola Chemicals Oy dated March 24, 1993. ‡

*10.2 OM Group, Inc. Benefit Restoration Plan, effective January 1, 1995 (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.3 Trust under OM Group, Inc. Benefit Restoration Plan, effective January 1, 1995 (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4 (No. 333-84128) filed on March 11, 2002).

*10.4 Amendment to OM Group, Inc., Benefit Restoration Plan (frozen Post-2004/Pre-2008 Terms).(incorporated by reference to Exhibit 10.4 of the Company's Annual Report filed on Form 10-K on February 28, 2008).

10.5 Reserved

*10.6 OM Group, Inc. Bonus Program for Key Executives and Middle Management. ‡

+10.7 Joint Venture Agreement among OMG B.V., Groupe George Forrest S.A., La Generale Des Carrieres Et Des Mines and OM Group, Inc. to partially or totally process the slag located in the site of Lubumbashi, Democratic Republic of Congo.

10.8 Sale and purchase agreement dated as of December 23, 2009 by and among EaglePicher Corporation, as guarantor of the Seller, EaglePicher Technologies Holdings, LLC, as the Seller, EaglePicher Technologies, LLC, as the Company, OM Group, Inc., as limited guarantor of the Buyer, and OMG Energy Holdings, Inc., as the Buyer (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K filed on February 25, 2010).

+10.9 Long Term Slag Sales Agreement between La Generale Des Carriers Et Des Mines and J.V. Groupement Pour Le Traitement Du Terril De Lubumbashi (filed as an Annex to Exhibit 10.7).

+10.10 Long Term Cobalt Alloy Sales Agreement between J.V. Groupement Pour Le Traitement Du Terril De Lubumbashi and OMG Kokkola Chemicals Oy (filed as an Annex to Exhibit 10.7).

+10.11 Tolling Agreement between Groupement Pour Le Traitement Du Terril De Lubumbashi and Societe De Traitement Due Terril De Lubumbashi (filed as an Annex to Exhibit 10.7).

*10.12 OM Group, Inc. 1998 Long-Term Incentive Compensation Plan.

*10.13 Separation Agreement by and between OM Group, Inc. and Thomas R. Miklich dated October 17, 2003.

*10.14 Form of Stock Option Agreement between OM Group, Inc. and Joseph M. Scaminace.

*10.15 Reserved

*10.16 Employment Agreement by and between OM Group, Inc. and Joseph M. Scaminace, dated May 15, 2008 (incorporated by reference to Exhibit 99 to the Company's Current Report on Form 8-K filed on May 21, 2008).

*10.17 Form of Indemnification Agreement between OM Group, Inc. and its directors and certain officers (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed on January 25, 2011).

10.18 Reserved

*10.19 Severance Agreement by and between OM Group, Inc. and Valerie Gentile Sachs dated November 7, 2005.

*10.20 Form of Non-Incentive Stock Option Agreement under the 1998 Long-Term Incentive Compensation Plan.

*10.21 OM Group, Inc. 2002 Stock Incentive Plan (incorporated by reference to Exhibit 99 to the Company's Current Report on Form 8-K filed May 5, 2006).

10.22 Reserved

*10.23 Form of Stock Option Agreement (2010) under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2010).

*10.24 Form of Restricted Stock Agreement (2010 time-based) under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2010).

10.25 Reserved

*10.26 Form of Severance Agreement between OM Group, Inc. and certain executive officers (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed on November 14, 2006).

*10.27 Form of Amended and Restated Change in Control Agreement between OM Group, Inc. and certain executive officers (incorporated by reference to Exhibit 99.2 to the Company's Current Report on Form 8-K filed on November 14, 2006).

10.28 Form of Restricted Stock Agreement (2010 performance-based) under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2010).

*10.29 Amended and Restated Change in Control Agreement dated as of November 13, 2006 between OM Group, Inc. and Joseph M. Scaminace (incorporated by reference to Exhibit 99.4 to the Company's Current Report on Form 8-K filed on November 14, 2006).

*10.30 Amended and Restated Severance Agreement dated as of November 13, 2006 between OM Group, Inc. and Valerie Gentile Sachs (incorporated by reference to Exhibit 99.5 to the Company's Current Report on Form 8-K filed on November 14, 2006).

10.31 OM Group, Inc. 2007 Incentive Compensation Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2010).

10.32	Stock Purchase Agreement Among OMG Kokkola Chemicals Holding (Two) BV, OMG Harjavalta Chemicals Holding BV, OMG Finland Oy, OM Group, Inc., Norilsk Nickel (Cyprus) Limited And OJSC MMC Norilsk Nickel (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K filed on March 7, 2007).
*10.33	Form of Amended and Restated Change in Control Agreement between OM Group, Inc. and executive officers, as approved on November 16, 2010.
*10.34	Form of Stock Option Agreement under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2007).
*10.35	Form of Restricted Stock Agreement (time-based) under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2007).
*10.36	Form of Restricted Stock Agreement (performance-based) under the 2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on November 2, 2007).
*10.37	OM Group, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10 to the Company's Current Report on Form 8-K filed May 21, 2008).
*10.38	Form of Amendment to Severance Agreement between OM Group, Inc. and certain executive officers (incorporated by reference to the Company's Current Report on Form 8-K filed on December 19, 2008).
10.39	Amended and Restated Credit Agreement, dated as of March 8, 2010 among OM Group, as "Borrower;" certain of its subsidiaries, as "Guarantors;" PNC Bank, National Association, as "Administrative Agent;"; the "Lenders" party thereto; PNC Capital Markets LLC, Banc of America Securities LLC and Wells Fargo Bank, N.A., as "Joint Lead Arrangers;" and PNC Capital Markets LLC, as "Sole Bookrunner." (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 11 2010).
21	List of Subsidiaries
23	Consent of Ernst & Young LLP
24	Powers of Attorney
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a)
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14(a)
32	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. 1350
101.1	Instance Document
101.2	Schema Document
101.3	Calculation Linkbase Document
101.4	Labels Linkbase Document
101.5	Presentation Linkbase Document
101.6	Definition Linkbase Document

---

* Indicates a management contract, executive compensation plan or arrangement.

\+ Portions of Exhibit have been omitted and filed separately with the Securities and Exchange Commission in reliance on Rule 24b-2 and an Order from the Commission granting the Company's request for confidential treatment dated June 26, 1998.

‡ These documents were filed as exhibits to the Company's Form S-1 Registration Statement (Registration No. 33-60444) which became effective on October 12, 1993, and are incorporated herein by reference.

OM Group, Inc.
Schedule II — Valuation and Qualifying Accounts
Years Ended December 31, 2010, 2009 and 2008
(Dollars in Millions)

Classifications	Balance at Beginning of Year	Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year
2010:						
Allowance for doubtful accounts	$ 6.9	0.5	(0.5)(1)	0.4(5)	(2.1)(3)	$ 5.2
Allowance for note receivable from joint venture partner	5.2	—	—	—	—	5.2
Environmental reserve	2.8	1.3	0.4(2)	(0.1)(5)	(1.6)(4)	2.8
	$14.9	$1.8	$(0.1)	$ 0.3	$(3.7)	$13.2
2009:						
Allowance for doubtful accounts	$ 7.9	—	0.3(1)	0.4(5)	(1.7)(3)	$ 6.9
Allowance for note receivable from joint venture partner	5.2	—	—	—	—	5.2
Environmental reserve	3.4	—	0.2(2)	0.1(5)	(0.9)(4)	2.8
	$16.5	$ —	$ 0.5	$ 0.5	$(2.6)	$14.9
2008:						
Allowance for doubtful accounts	$ 1.5	3.7(6)	4.3(1)	—	(1.6)(3)	$ 7.9
Allowance for note receivable from joint venture partner	5.2	—	—	—	—	5.2
Environmental reserve	4.9	—	0.4(2)	(0.1)(5)	(1.8)(4)	3.4
	$11.6	$3.7	$ 4.7	$(0.1)	$(3.4)	$16.5

(1) Provision for uncollectible accounts included in selling, general and administrative expenses.

(2) Provision for environmental costs included in selling, general and administrative expenses.

(3) Actual accounts written-off against the allowance.

(4) Actual cash expenditures charged against the accrual.

(5) Foreign currency translation adjustment.

(6) Allowance for doubtful accounts related to the Rockwood acquisition were not included in the December 31, 2007 balance.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on February 24, 2011.

OM GROUP, INC.

By: /s/ Kenneth Haber

Kenneth Haber
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below on February 24, 2011 by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ Joseph Scaminace Joseph Scaminace	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ Kenneth Haber Kenneth Haber	Chief Financial Officer (Principal Financial Officer)
/s/ Robert T. Pierce Robert T. Pierce	Vice President and Corporate Controller (Principal Accounting Officer)
/s/ Richard W. Blackburn Richard W. Blackburn	Director
/s/ Steven J. Demetriou Steven J. Demetriou	Director
/s/ Katharine L. Plourde Katharine L. Plourde	Director
/s/ William J. Reidy William J. Reidy	Director
/s/ Gordon A. Ulsh Gordon A. Ulsh	Director

/s/ Kenneth Haber

Kenneth Haber
Attorney-in-Fact

Exhibit 31.1

CERTIFICATION

I, Joseph Scaminace, certify that:

1. I have reviewed this report on Form 10-K of OM Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2011

/s/ Joseph Scaminace

Joseph Scaminace
Chairman of the Board and
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Kenneth Haber, certify that:

1. I have reviewed this report on Form 10-K of OM Group, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2011

/s/ Kenneth Haber

Kenneth Haber
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SEC. 1350, AS ADOPTED PURSUANT TO SEC. 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the filing with the Securities and Exchange Commission of the Annual Report on Form 10-K of OM Group, Inc. (the "Company") for the year ended December 31, 2010 (the "Report"), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Sec. 1350, as adopted pursuant to Sec. 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: February 24, 2011

/s/ Joseph Scaminace

Joseph Scaminace
Chairman of the Board and
Chief Executive Officer

/s/ Kenneth Haber

Kenneth Haber
Chief Financial Officer

corporate information

BOARD OF DIRECTORS

Richard W. Blackburn[1]
Retired Executive Vice President,
General Counsel and
Chief Administrative Officer
Duke Energy Corporation
Joined Board in 2005

Steven J. Demetriou
Chairman and
Chief Executive Officer
Aleris International, Inc.
Joined Board in 2005

Katharine L. Plourde
Former Principal
Donaldson, Lufkin & Jenrette, Inc.
Joined Board in 2002

William Reidy
Former Managing Partner
Northeast Ohio Region
PricewaterhouseCoopers LLP
Joined Board in 2002

Joseph Scaminace
Chairman of the Board and
Chief Executive Officer
OM Group, Inc.
Joined Board in 2005

Gordon A. Ulsh
Retired President, Chief Executive
Officer and Director
Exide Technologies
Joined Board in 2007

[1]Lead Independent Director

OFFICERS

Joseph Scaminace
Chairman and
Chief Executive Officer

Kenneth Haber
Chief Financial Officer

Stephen D. Dunmead
Vice President and
General Manager, Specialties

Valerie Gentile Sachs
Vice President,
General Counsel and Secretary

Gregory J. Griffith
Vice President, Strategic Planning,
Development and Investor Relations

Michael V. Johnson
Vice President, Human Resources

EXECUTIVE OFFICES
OM Group, Inc.
127 Public Square
1500 Key Tower
Cleveland, Ohio 44114-1221
www.omgi.com

FORM 10-K
Included in the Annual Report is a copy of OM Group's Form 10-K, filed with the Securities and Exchange Commission for the year ended December 31, 2010. Additional copies of the Company's Form 10-K and other information are available on the Internet at www.omgi.com, or upon written request to:

Investor Relations
127 Public Square
1500 Key Tower
Cleveland, Ohio 44114-1221
216-781-0083

TRANSFER AGENT AND REGISTRAR
Computershare
P.O. Box 43078
Providence, Rhode Island 02940
800-622-6757 (US, Canada, Puerto Rico)
781-575-4735 (non-US)

By overnight delivery:
Computershare
250 Royall Street
Canton, Massachusetts 02021

web.queries@computershare.com
www.computershare.com/investor

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT
Ernst & Young LLP
Cleveland, Ohio

STOCK EXCHANGE LISTING
OM Group, Inc. common stock is listed on the New York Stock Exchange under the symbol OMG.

ANNUAL MEETING OF STOCKHOLDERS
The Company's annual meeting will be held on Tuesday, May 10, 2011, at 10:00 a.m. in the 27th-floor Conference Center Auditorium at:

Key Tower
127 Public Square
Cleveland, Ohio 44114-1221


Mixed Sources
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This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found on page 52 of OM Group's Annual Report on Form 10-K, a copy of which is included in this report, and the Company's periodic filings with the Securities and Exchange Commission.

OM GROUP, INC.

127 Public Square
1500 Key Tower
Cleveland, OH 44114-1221
www.omgi.com